     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 5, 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                    FORM 10

FILED PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                        VLASIC FOODS INTERNATIONAL INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------

             NEW JERSEY                                52-2067518
   (STATE OR OTHER JURISDICTION OF        (I.R.S. EMPLOYER IDENTIFICATION NO.)
   INCORPORATION OR ORGANIZATION)

                               ----------------

           CAMPBELL PLACE                              08103-1799
         CAMDEN, NEW JERSEY                            (ZIP CODE)
   (ADDRESS OF PRINCIPAL EXECUTIVE
              OFFICES)

                               ----------------

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (609) 342-4800

                               ----------------

       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

    TITLE OF EACH CLASS TO BE SO           NAME OF EACH EXCHANGE ON WHICH EACH
             REGISTERED:                       CLASS IS TO BE REGISTERED:


     COMMON STOCK, NO PAR VALUE                  NEW YORK STOCK EXCHANGE

     SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: NONE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        VLASIC FOODS INTERNATIONAL INC.

                I. INFORMATION INCLUDED IN INFORMATION STATEMENT
                    AND INCORPORATED IN FORM 10 BY REFERENCE

ITEM NO.          ITEM CAPTION                    LOCATION IN INFORMATION STATEMENT
--------          ------------                    ---------------------------------
   1.     Business....................  "Summary," "Business" and "Management's Discussion
                                        and Analysis of Results of Operations and Financial
                                        Condition."

   2.     Financial Information.......  "Summary," "Pro Forma Condensed Combined Financial
                                        Information," "Selected Financial Data" and
                                        "Management's Discussion and Analysis of Results of
                                        Operations and Financial Condition."

   3.     Properties..................  "Business."

   4.     Security Ownership of
          Certain Beneficial Owners
          and Management..............  "Security Ownership By Certain Beneficial Owners,
                                        Directors and Executive Officers of Vlasic."

   5.     Directors and Executive
          Officers....................  "Management" and "Liability and Indemnification of
                                        Officers and Directors of Vlasic."

   6.     Executive Compensation......  "Management."

   7.     Certain Relationships and
          Related Transactions........  "Summary," "The Spin-Off" and "Arrangements Between
                                        Campbell and Vlasic Relating to the Spin-Off."

   8.     Legal Proceedings...........  "Business."

   9.     Market Price of and
          Dividends on the
          Registrant's Common Equity
          and Related Stockholder
          Matters.....................  "Summary," "The Spin-Off" and "Dividend Policy."

  11.     Description of Registrant's
          Securities to be
          Registered..................  "Description of Capital Stock."

  12.     Indemnification of Directors
          and Officers................  "Liability and Indemnification of Officers and
                                        Directors of Vlasic."

  13.     Financial Statements and
          Supplementary Data..........  "Summary," "Pro Forma Condensed Combined Financial
                                        Information," "Selected Financial Data,"
                                        "Management's Discussion and Analysis of Results of
                                        Operations and Financial Condition" and "Index to
                                        Financial Statements."

  15.     Financial Statements and
          Exhibits....................  "Index to Financial Statements."

                                       I

             II. INFORMATION NOT INCLUDED IN INFORMATION STATEMENT

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

  Vlasic Foods International Inc. ("Vlasic") was incorporated under the laws of the State of New Jersey on November 26, 1997. Vlasic issued 100 shares of its Common Stock, no par value, to Campbell Soup Company, a New Jersey corporation ("Campbell"), as of December 2, 1997 in consideration of Campbell's capital contribution of $10.00. Such issuance was exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof because such issuance did not involve any public offering of securities.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

  None

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

  (a) Financial Statement Schedules:

  Schedules are omitted because of the absence of the conditions under which they are required or because the information required by such omitted schedules is set forth in the financial statements or the notes thereto.

  (b) Exhibits:

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
  2.1    Form of Separation and Distribution Agreement between Campbell Soup
         Company and Vlasic Foods International Inc.
  3.1    Form of Certificate of Incorporation of Vlasic Foods International
         Inc., to be in effect upon the effectiveness of the Spin-Off.
  3.2    Form of Bylaws of Vlasic Foods International Inc., to be in effect upon the effectiveness of the Spin-Off.
  9.1    Major Stockholders' Voting Agreement dated June 2, 1990 among Dorrance
         H. Hamilton, Charles H. Mott and John A. van Beuren, as Voting
         Trustees, and certain related persons.
 10.1    Form of Transition Services Agreement between Campbell Soup Company and Vlasic Foods International Inc.
 10.2    Form of Benefits Sharing Agreement between Campbell Soup Company and
         Vlasic Foods International Inc.
 10.3    Form of Swanson Trademark License Agreement between Campbell Soup
         Company and Vlasic Foods International Inc.
 10.4    Form of Technology Sharing Agreement between Campbell Soup Company and
         Vlasic Foods International Inc.
 10.5    Form of Tax Sharing and Indemnification Agreement between Campbell
         Soup Company and Vlasic Foods International Inc. and certain of its subsidiaries.
 10.6    Credit Agreement dated February 20, 1998 among Campbell Soup Company and The Chase Manhattan Bank and Morgan Guaranty Trust Company of New
         York, as Agents, to be assigned to and assumed by Vlasic Foods
         International Inc. upon the effectiveness of the Spin-Off.
 10.7    Personal Choice Plan
 10.8    Deferred Compensation Plan
 10.9    1998 Long-Term Incentive Plan
 10.10   Annual Incentive Plan
 10.11   Director Compensation Plan
 21      Subsidiaries of Vlasic Foods International Inc.
 27      Selected Financial Data Schedule

                                       II

                                   SIGNATURE

  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Vlasic Foods International Inc.


                                          By:    /s/ Robert F. Bernstock
                                             ----------------------------------
                                             Robert F. Bernstock
                                             President and Chief Executive
                                              Officer

Date: March 3, 1998

                       [LOGO OF CAMPBELL APPEARS HERE]

Fellow Campbell Shareowners:

These are exciting times at Campbell Soup Company.

As you may know, in September we announced our plans to spin off our Specialty Foods businesses into an independent public company--Vlasic Foods International Inc. This spin-off is a watershed event in the history of our great company.

Focus is a powerful idea for both companies. The spin-off allows Campbell to focus on our most profitable businesses with the highest growth potential--soup and sauces, biscuits and confectionery, and foodservice. At the same time it gives great businesses like Vlasic pickles and Swanson frozen foods tremendous opportunities for growth under a dedicated management team.

The spin-off will be completed on March 30, 1998. For every ten shares of Campbell stock that you own as of March 9, 1998, you will become owner of one share of Vlasic common stock. The spin-off will be tax-free to U.S. shareowners.

The enclosed information provides you with more detail about the spin-off. We encourage you to read these materials carefully to learn more about Vlasic Foods International and its future plans.

What about our future plans? In the nineties Campbell Soup has risen to the top of the food industry. Our aspirations, however, are much higher. We are determined to be among the best consumer products companies in the world. It's an ambitious goal--and with good reason. We have an outstanding financial foundation and enormous growth potential. We have the brands, like Campbell's, Godiva and Pepperidge Farm, the strategy, and most of all, a talented team of people to get there.

We look forward to our growth journey as the New Campbell Soup Company.

Best Regards,


/s/ David W. Johnson                      /s/ Dale F. Morrison

David W. Johnson                          Dale F. Morrison
Chairman of the Board                     President and Chief Executive Officer

               [LOGO AND PHOTO TO APPEAR ON INSIDE FRONT COVER.]

                                 [VLASIC LOGO]

Fellow Shareowners:

  Welcome to Vlasic Foods International, for now a part of Campbell Soup Company and soon to be an independent public company. Vlasic Foods International will become publicly-owned on March 30, 1998 and at that time you will be credited with one share of Vlasic common stock for every ten shares of Campbell stock that you own as of the close of business on March 9, 1998. Vlasic common stock will trade on the New York Stock Exchange under the ticker symbol "VL."

  Vlasic Foods International starts public life with an incredibly strong portfolio of businesses, having icon brand names such as Swanson, Vlasic, Freshbake and Swift. Moreover, nearly three quarters of our sales come from businesses in which we occupy the number one market share position, representing a wonderful and continuing consumer vote of confidence. Our brands and market positions are a superb foundation for building a lean, growth-oriented company, committed to delivering superior earnings performance and to seeking superior shareowner returns.

  Vlasic Foods International also has a strong, proven leadership team with whom I am excited to be working. That team and I have spent the past several months building the strategies and prioritizing the tactical plans to accomplish our goals. While there are many challenges, we are focused, and we will work continuously to accomplish the most important objectives and continuously raise the performance bar. From this vantage point, the business building opportunities seem almost unlimited.

  This is a wonderful time in our history! I look forward to working on your behalf to make Vlasic Foods International a company about whose performance we can all feel very proud.

                                          Sincerely yours,

                                          /s/ Robert F. Bernstock

                                          Robert F. Bernstock
                                          President and Chief Executive
                                           Officer

                             INFORMATION STATEMENT


                        CAMPBELL SOUP COMPANY'S SPIN-OFF


                                       OF


                        VLASIC FOODS INTERNATIONAL INC.


                    THROUGH A 100% COMMON STOCK DISTRIBUTION


                                       TO


                         SHAREOWNERS OF CAMPBELL STOCK


  We are furnishing you with this Information Statement in connection with Campbell Soup Company's spin-off of 100% of the outstanding common stock of Vlasic Foods International Inc. to shareowners of Campbell stock.


  Campbell will effect the spin-off by distributing all issued and outstanding Vlasic shares to the holders of record of Campbell shares. Campbell will spin off one Vlasic share for every ten Campbell shares held as of the close of business on March 9, 1998. The actual total number of Vlasic shares to be distributed will depend on the number of Campbell shares outstanding on that date.


  NO VOTE OF SHAREOWNERS IS REQUIRED IN CONNECTION WITH THE SPIN-OFF. WE ARE NOT SOLICITING PROXIES, AND YOU ARE REQUESTED NOT TO SEND US A PROXY.


  NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS INFORMATION STATEMENT IS TRUTHFUL OR COMPLETE.


  THIS INFORMATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.


                               ----------------

            THE DATE OF THIS INFORMATION STATEMENT IS MARCH  , 1998.

           TABLE OF CONTENTS

                                      PAGE                                         PAGE
                                      ----                                         ----
SUMMARY..............................   1    SELECTED FINANCIAL DATA..............  27
 Overview of Vlasic Businesses.......   1
 Questions and Answers about the             MANAGEMENT'S DISCUSSION AND
  Spin-Off and Vlasic................   2     ANALYSIS OF RESULTS OF OPERATIONS
 What We Have Already Accomplished to         AND FINANCIAL CONDITION.............  28
  Prepare for the Spin-Off...........   5
 Who Can Help Answer Your Questions..   6    FINANCING............................  41

CAUTIONARY STATEMENT.................   7    DIVIDEND POLICY......................  41

THE SPIN-OFF.........................   7    MANAGEMENT...........................  42
 Reasons for the Spin-Off............   7     Directors...........................  42
 Manner of Effecting the Spin-Off....   8     Committees of the Vlasic Board......  42
 Results of the Spin-Off.............   9     Directors' Compensation.............  44
 Tax Consequences of the Spin-Off....   9     Executive Officers and Senior
 Listing and Trading of Vlasic Common          Operating Management...............  44
  Stock..............................  10     Summary of Executive
 Conditions; Termination.............  11      Compensation.......................  47
                                              Treatment of Outstanding Campbell
CERTAIN SPECIAL CONSIDERATIONS.......  11      Stock Awards.......................  49
 No Operating History as an                   Vlasic Incentive Plans..............  50
  Independent Company................  11     Pension and Other Plans.............  51
 Potential Federal Income Tax
  Liabilities........................  11    SECURITY OWNERSHIP BY CERTAIN
 Absence of Funding; Increased                 BENEFICIAL OWNERS, DIRECTORS AND
  Leverage...........................  12      EXECUTIVE OFFICERS OF VLASIC.......  53
 Absence of Dividends................  13
 No Prior Market for Vlasic Common           ARRANGEMENTS BETWEEN CAMPBELL AND
  Stock; Shares Available for Future           VLASIC RELATING TO THE SPIN-OFF....  55
  Sale...............................  13     Distribution Agreement..............  55
 Possible Anti-Takeover Effects......  13     Benefits Sharing Agreement..........  56
 Competition.........................  13     Tax Sharing and Indemnification
 Risks Relating to International               Agreement..........................  57
  Operations and Currency                     Trademark License Agreements........  58
  Fluctuations.......................  14     Technology Sharing Agreement........  58
 License of Trademarks...............  14     Transition Services Agreement.......  59
 Availability and Prices of                   Supply Agreements; Co-Pack
  Ingredients........................  14      Agreements.........................  59
 Costs of Governmental
  Regulation/Environmental Matters...  14    DESCRIPTION OF CAPITAL STOCK.........  59
 Fluctuations in Agricultural                 Authorized Capital Stock............  59
  Prices.............................  14     Vlasic Common Stock.................  59
                                              Vlasic Preferred Stock..............  60
BUSINESS.............................  15     Certain Other Provisions............  60
 Business Strategy...................  16
 Products and Markets................  16    LIABILITY AND INDEMNIFICATION OF
 Marketing, Sales and Distribution...  18     OFFICERS AND DIRECTORS OF VLASIC....  61
 Competition.........................  18     Limitation of Liability.............  61
 Ingredients.........................  19     Indemnification of Officers and
 Seasonality.........................  19      Directors..........................  61
 Production and Facilities...........  19
 Trademarks and Patents..............  20    AVAILABLE INFORMATION................  62
 Research and Development............  20
 Governmental Regulation.............  21    INDEX TO DEFINED TERMS...............  63
 Environmental Matters...............  21
 Legal Proceedings...................  21    INDEX TO FINANCIAL STATEMENTS........ F-1
 Employees...........................  21

PRO FORMA CONDENSED COMBINED
 FINANCIAL INFORMATION...............  22

                                    SUMMARY

  This summary highlights selected information from this document, but does not contain all details concerning the spin-off or Vlasic, including information that may be important to you. To better understand the spin-off and Vlasic, you should carefully review this entire document.

  References to "we," "us," "our" or "Vlasic" mean Vlasic Foods International Inc. and its subsidiaries and divisions. References to "Campbell" mean Campbell Soup Company and its subsidiaries and divisions. References to "fiscal years" are to the fiscal years of Vlasic and Campbel1 which end on the Sunday nearest to July 31 in the calendar year. Certain market data used in this document reflect management estimates and independently-published market-share reports; while we believe such estimates and reports are reliable, no assurance can be given that they are accurate in all material respects.

OVERVIEW OF VLASIC BUSINESSES

  After the spin-off, Vlasic will be an independent manufacturer and marketer of high quality, branded convenience food products in the frozen food, grocery product and agricultural product segments. Campbell will retain its core global businesses: soup and sauces, biscuits and confectionery, and foodservice.

  After the spin-off, Vlasic will own:

 Frozen Foods

  . Swanson frozen foods in the U.S. and Canada--including Swanson frozen dinners and pot pies, the leading national brand in the U.S.

  . Freshbake frozen foods in the U.K.--a leading brand for retail customers in that country.

 Grocery Products

  . Vlasic retail and foodservice pickles and condiments in the U.S.--the leading national brand in the retail category for pickles in the U.S.

  . Open Pit barbecue sauce in the U.S.--the leading brand in the Midwest
    U.S., with three of its varieties in the top ten in that regional market.

  . SonA and Rowats pickles, canned beans and vegetables in the U.K.--which management believes are leading brands for both retail and foodservice customers in that country.

  . Kattus specialty foods in Germany--which management believes is a leading specialty foods distributor in that country.

  . Swift canned meat pates and other grocery products in Argentina--where
    Swift is the leading brand of canned meat pates.

 Agricultural Products

  . The largest fresh mushroom operation in the U.S.

  . One of Argentina's largest exporters of processed beef products.

  On a pro forma basis after giving effect to the spin-off, Vlasic would have had net sales of approximately $1.5 billion in fiscal 1997 and $723.2 million in the first six months of fiscal 1998, and net earnings of approximately $50.6 million in fiscal 1997 and $21.2 million in the first six months of fiscal 1998.

  The Campbell Board believes that the spin-off is in the best interest of shareowners.

QUESTIONS AND ANSWERS ABOUT THE SPIN-OFF AND VLASIC

Why is Campbell spinning      . The spin-off should allow the management of
off Vlasic?                     each company to focus on the strategic
                                objectives of each company.

                              . Vlasic management will be able to consider
                                acquisitions that previously have not met
                                Campbell's acquisition criteria.

                              . The spin-off will enable each company to
                                develop an operating structure and
                                corporate culture appropriate to it without being encumbered by approaches and philosophies attributable to the different businesses operated by the other company.

                              . Campbell and Vlasic expect that the spin-
                                off will produce significant cost savings for both companies as they streamline operations and rationalize administrative and support functions.

                              . Although neither Campbell nor Vlasic has
                                recently experienced any notable
                                difficulties attracting or retaining key employees, the spin-off will enhance each company's ability to attract and retain the best management personnel available for its portfolio of businesses.

                              . Vlasic and its shareowners should benefit
                                from the positive effects of a direct link between the incentive compensation arrangements for key employees and the performance of Vlasic common stock.

                              . The spin-off will enable each company to
                                devote capital to the most effective use for that company, and the Vlasic businesses will not have to compete for resources within the Campbell group.

                              . The spin-off will give Vlasic direct access
                                to debt and equity capital markets to
                                finance growth opportunities.

                              . Following the spin-off, investors will be
                                able to assess the individual strengths of each company and more accurately evaluate its performance compared to companies in the same or similar businesses.

What do I have to do to       Nothing. No shareowner vote or other action
participate in the spin-      is required. You do not need to surrender any
off?                          shares of Campbell stock to receive shares of
                              Vlasic common stock in the spin-off.

What will I receive in the    Campbell will distribute one share of Vlasic
spin-off?                     common stock for every ten shares of Campbell
                              stock owned as of March 9, 1998. For example, if you own 100 shares of Campbell stock, you will receive ten shares of Vlasic common stock. You will continue to own your Campbell stock.

How will Campbell             If you own Campbell stock on the record date,
distribute Vlasic common      the distribution agent will automatically
stock to me?                  credit your shares of Vlasic common stock to
                              a book-entry account established to hold your Vlasic common stock on March 30, 1998 and will mail you a statement of your Vlasic common stock ownership. Following the spin-off you may retain your shares of Vlasic common stock in your book-entry account, sell them, transfer them to a brokerage or other account, or request a physical certificate for whole shares.

                              You will not receive new Campbell stock
                              certificates.

What is the record date?      The record date is March 9, 1998.

What if I hold my shares of   If you hold your shares of Campbell stock
Campbell stock through my     through your stockbroker, bank or other
stockbroker, bank or other    nominee, you are probably not a shareowner of
nominee?                      record and your receipt of Vlasic common
                              stock depends on your arrangements with the nominee that holds your shares of Campbell stock for you. We anticipate that stockbrokers and banks generally will credit their customers' accounts with Vlasic common stock on or about March 30, 1998, but you should check with your stockbroker, bank or other nominee. Following the spin-off you may instruct your stockbroker, bank or other nominee to transfer your shares of Vlasic common stock into your own name to be held in book-entry form through the direct registration system operated by the distribution agent.

What about fractional         If you own fewer than ten shares of Campbell
shares?                       stock, you will receive cash instead of your
                              fractional share of Vlasic common stock. If you own ten or more shares of Campbell stock, your book-entry account will be credited with all whole and fractional shares of Vlasic common stock you should receive unless you request physical certificates (in which case you will receive physical certificates for all whole shares of Vlasic common stock you should receive and cash instead of any fractional share interest). Fractional shares to be cashed out will be aggregated and sold by the distribution agent, which will distribute to you your portion of the cash proceeds promptly after the spin-off. No interest will be paid on any cash distributed in lieu of fractional shares.

What is Vlasic's dividend     Vlasic currently anticipates that no cash
policy?                       dividends will be paid on Vlasic common stock
                              in the foreseeable future in order to
                              conserve cash for the repayment of debt, future acquisitions and capital expenditures.
                              We expect that Vlasic's Board will
                              periodically re-evaluate this dividend policy taking into account the company's operating results, capital needs and other factors.

How will Vlasic common        We have applied to list Vlasic common stock
stock trade?                  on the New York Stock Exchange under the
                              symbol "VL" and expect that regular trading will begin on March 31, 1998. A temporary form of interim trading called "when-issued trading" may occur for Vlasic common stock on or before March 9, 1998 and continue through March 30, 1998. A when-issued listing can be identified by the "wi" letters next to Vlasic common stock on the New York Stock Exchange.
                              If when-issued trading develops, you may buy
                              Vlasic common stock in advance of the March
                              30, 1998 spin-off. You may also sell Vlasic common stock in advance of such date on a when-issued basis. When-issued trading occurs in order to develop an orderly market and trading price for Vlasic common stock after the spin-off. See pages 10 and 11.

                              Campbell stock will continue to trade on a regular basis and may also trade on a when-issued basis, reflecting an assumed post-spin-off value for Campbell stock. Campbell stock when-issued trading, if available, could last from on or before March 9, 1998 through March 30, 1998. If this occurs, an additional listing for Campbell stock, followed by the "wi" letters, will appear on the New York Stock Exchange.

Is the spin-off taxable for   No. The Internal Revenue Service has ruled
U.S. tax purposes?            that the spin-off will be tax-free for U.S.
                              tax purposes, except for taxes on any cash received instead of a fractional share. To review tax consequences in detail, see pages
                              9 and 10.

What are the risks involved   The separation of Vlasic from Campbell
in owning Vlasic common       presents certain risks. For example, Vlasic
stock?                        has no prior history of operating as an
                              independent company. Certain other risks are associated with owning Vlasic common stock due to the nature of its business and the markets in which it competes. You are encouraged to carefully consider these risks, which are described in greater detail on pages 11 to 14.

Will Campbell and Vlasic be   Campbell will not own any Vlasic common stock
related in any way after      after the spin-off. No director or executive
the spin-off?                 officer of Campbell will serve on the Vlasic
                              Board of Directors or as an executive officer of Vlasic, and no director or executive officer of Vlasic will serve on the Campbell
                              Board of Directors or as an executive officer of Campbell. Campbell will, however, enter into agreements with Vlasic to allocate responsibility for liabilities (including tax, employee, product and other contingent liabilities associated with their respective businesses or otherwise to be assumed by Vlasic or Campbell), to separate their businesses, to license rights to use certain intellectual property, to provide for the treatment of pension and other employee benefit obligations and to provide for the sharing of certain physical facilities, services or products on a transitional basis. These agreements are described in greater detail on pages 55 to 59.

WHAT WE HAVE ALREADY ACCOMPLISHED TO PREPARE FOR THE SPIN-OFF

Board Appointments            The Campbell Board has appointed Donald J.
                              Keller as Chairman of the Board of Vlasic.
                              Mr. Keller is the Chairman of B. Manischewitz
                              Company, the former Chairman of Prestone
                              Products Corporation, a director of Dan River
                              Inc., Colorado Prime Corp. and Air Express
                              International and a former director of Sysco
                              Corp., General Foods Corp. and WestPoint
                              Pepperell Inc. The Campbell Board has also appointed two additional directors to the Vlasic Board. See page 42.

Senior Management             The Campbell Board has enthusiastically
Appointments                  appointed Robert F. Bernstock as President
                              and Chief Executive Officer of Vlasic. Mr.
                              Bernstock has been a senior executive at Campbell for more than seven years, most recently serving as President of Campbell's
                              $3.5 billion U.S. Grocery Division. Mr.
                              Bernstock will be supported by a management group consisting principally of senior executives previously responsible for the
                              Vlasic businesses. See pages 44 to 46.

New Credit Facility           On a historical basis, Vlasic was not
                              allocated any amount of Campbell's debt. A five-year, $750 million unsecured revolving credit facility has recently been established by Campbell, and $500 million of borrowings under this credit facility will be used by Campbell prior to the spin-off to repay certain of Campbell's debt obligations.
                              Vlasic will assume the repayment obligations for Campbell's $500 million of borrowings in connection with the spin-off. It is not possible to determine what portion of the debt obligations to be repaid by Campbell with borrowings under this credit facility was historically associated with the present operations of Vlasic. Following its assumption of Campbell's repayment obligations under this credit facility,
                              Vlasic will have $250 million of borrowing availability thereunder, approximately $58.7 million of which is expected to be used by Vlasic for working capital purposes shortly after the spin-off. Vlasic expects to use the rest of the available credit for general corporate purposes. See page 41.

U.S. Tax Ruling               Campbell received a tax ruling from the IRS
                              stating that you will not recognize any U.S.
                              federal tax as a result of receiving Vlasic common stock in the spin-off. If you receive cash for a fractional share, you may have to pay some federal tax if any gain is recognized. The tax ruling also addresses how to allocate your tax basis in the stock. See pages 9 and 10.

WHO CAN HELP ANSWER YOUR QUESTIONS

  Shareowners of Campbell with questions relating to the spin-off should contact:

                          Campbell Investor Relations
                             Campbell Soup Company
                                 Campbell Place
                             Camden, NJ 08103-1799
                                 (609) 342-6428

  The distribution agent for Vlasic common stock in the spin-off and the transfer agent and registrar for Vlasic common stock after the spin-off is:

                    First Chicago Trust Company of New York
                                 P.O. Box 2569
                                 Suite 4660-CSC
                           Jersey City, NJ 07303-2569
                                 (800) 446-2617

                             CAUTIONARY STATEMENT

  We caution you that this document contains disclosures which are forward-looking statements. All statements regarding Vlasic's or Campbell's expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, projected costs or cost savings, capital expenditures, competitive positions, growth opportunities or existing products, benefits from new technology, plans and objectives of management for future operations and markets for stock are forward-looking statements. In addition, forward-looking statements include statements in which we use words such as "expect," "believe," "anticipate," "intend," or similar expressions. These statements are included under the headings "Summary," "The Spin-Off-- Reasons for the Spin-Off," "Management's Discussion and Analysis of Results of Operations and Financial Condition," "Business" and other headings in this document. Although we believe the expectations reflected in such forward-looking statements are based on reasonable assumptions, no assurance can be given that such expectations will prove to have been correct, and actual results may differ materially from those reflected in the forward-looking statements.

  Factors that could cause the actual results of Vlasic to differ from the expectations reflected in the forward-looking statements in this document include those set forth in "Certain Special Considerations" as well as those risks relating to conducting operations in a competitive environment; acquisition activities (including uncertainties associated with the availability of financing to complete acquisitions); leverage and debt service requirements (including sensitivity to fluctuations in interest rates); general business and economic conditions; and the timing of restructuring and other cost savings initiatives following the spin-off. Factors that could cause the actual results of Campbell to differ from the expectations reflected in the forward-looking statements in this document include uncertainties associated with industry performance, general business and economic conditions, raw material and product pricing levels, the timing of restructuring and other cost savings initiatives, and the other factors discussed in Campbell's filings under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and its 1997 Annual Report.

  Neither Vlasic nor Campbell has any intention of or obligation to update forward-looking statements, even if new information, future events or other circumstances make them incorrect or misleading.

                                 THE SPIN-OFF

REASONS FOR THE SPIN-OFF

  The Campbell Board has determined that the distribution (the "Spin-Off") of 100% of the outstanding common stock, no par value, of Vlasic ("Vlasic Common Stock") to owners of the capital stock, par value $.0375 per share, of Campbell ("Campbell Stock") will enable the management of each of Campbell and Vlasic to focus on the operational strategies appropriate for its businesses so that each can accelerate growth, decrease overall costs and maximize wealth for its shareowners. The Campbell Board believes that the Spin-Off is in the best interest of shareowners.

  Campbell believes that the Spin-Off will result in the following specific benefits for the retained and distributed businesses:

  . Appropriate Management Focus. Currently, Campbell's senior management spends a disproportionate amount of time addressing issues relating to the businesses (the "Vlasic Businesses") described under the heading "Summary--Overview of Vlasic Businesses." As a consequence, Campbell management is distracted from devoting full attention to its core businesses, which have higher operating profit margins and significant potential for worldwide growth. The Spin-Off should allow those core businesses to achieve a higher rate of growth as the efforts of Campbell's management are focused exclusively on these operations. At the same time, the management of Vlasic will be able to devote its energies to the development of the Vlasic Businesses and the pursuit of Vlasic's strategic objectives, including acquisitions that previously have not met Campbell's acquisition criteria.

  . Operating Structure and Cost Savings. The Spin-Off will enable each company to develop an operating structure and corporate culture appropriate to it without being encumbered by policies, approaches and philosophies attributable to the different businesses operated by the other company. Campbell and Vlasic expect that the Spin-Off will produce significant cost savings for both companies. For Campbell, the cost savings are expected to result from a reduction of selling, general and administrative expenses presently incurred in managing and coordinating the businesses of Campbell and Vlasic. For Vlasic, the cost savings are expected to result from operating and selling, general and administrative changes which will be facilitated by the Spin-Off and which are necessary to achieve a leaner and more aggressive organization as Vlasic shifts to a more suitable entrepreneurial operating model with lower costs within its individual businesses.

  . Key Personnel. Although neither Campbell nor Vlasic has recently experienced any notable difficulties in attracting or retaining key employees, the Spin-Off will enhance each company's ability to attract and retain the best management personnel available for its portfolio of businesses. Following the Spin-Off, Vlasic will be able to more closely tie compensation incentives for its key employees to the performance of Vlasic Common Stock, and the value of Vlasic Common Stock will more closely correspond to the performance of the employees of Vlasic. Vlasic and its shareowners should benefit from the positive effects of a direct link between the incentive compensation arrangements for key employees and the performance of Vlasic Common Stock.

  . Access to Capital and Resources. The Spin-Off will enable each company to devote capital to the most effective use for that company, and the Vlasic Businesses will not have to compete for resources within the Campbell group. The Spin-Off will give Vlasic direct access to debt and equity capital markets to finance expansion and growth opportunities.

  . Profile with Investors. Following the Spin-Off, investors will be able to assess the individual strengths of each company and more accurately evaluate its performance compared to companies in the same or similar businesses. Further, investors will be able to more easily determine whether each company has a management focus and approach to operations and products suitable for achieving its strategic objectives.

MANNER OF EFFECTING THE SPIN-OFF

  Campbell will effect the Spin-Off by distributing all issued and outstanding shares of Vlasic Common Stock to holders of record of Campbell Stock as of the close of business on March 9, 1998. The Spin-Off will be made on the basis of one share of Vlasic Common Stock for every ten shares of Campbell Stock (the "Distribution Ratio") held as of the close of business on March 9, 1998.

  Since Vlasic will use a direct registration system to implement the Spin-Off, First Chicago Trust Company of New York, as distribution agent (the "Distribution Agent"), will credit the shares of Vlasic Common Stock distributed on the date of the Spin-Off (the "Distribution Date"), including fractional interests for those shareowners who receive at least one whole share of Vlasic Common Stock, to book-entry accounts established for all Vlasic shareowners and will mail an account statement to each shareowner stating the number of shares of Vlasic Common Stock, including such fractional interests, received by such shareowner in the Spin-Off. Following the Spin-Off, shareowners may request transfer to a brokerage or other account or physical stock certificates for their shares of Vlasic Common Stock.

  If a shareowner owns fewer than ten shares of Campbell Stock and therefore is entitled to receive less than one whole share of Vlasic Common Stock, such shareowner will receive cash instead of a fractional share of Vlasic Common Stock. If a shareowner requests physical certificates for shares of Vlasic Common Stock, such shareowner will receive physical certificates for all whole shares of Vlasic Common Stock and cash instead of any fractional share interest. The Distribution Agent will, promptly after the Distribution Date, aggregate all such fractional share interests in Vlasic Common Stock with those of other similarly situated shareowners and sell such fractional share interests in Vlasic Common Stock at then-prevailing prices. The Distribution Agent will distribute the cash proceeds to shareowners entitled to such proceeds pro rata based upon their fractional interests in Vlasic Common Stock. No interest will be paid on any cash distributed in lieu of fractional shares.

  No owner of Campbell Stock will be required to pay any cash or other consideration for shares of Vlasic Common Stock received in the Spin-Off or to surrender or exchange any shares of Campbell Stock to receive shares of Vlasic Common Stock. The actual total number of shares of Vlasic Common Stock to be distributed will depend on the number of shares of Campbell Stock outstanding on March 9, 1998. The shares of Vlasic Common Stock distributed in the Spin-Off will be fully paid and nonassessable. The shares of Vlasic Common Stock will not be entitled to preemptive rights. See "Description of Capital Stock."

RESULTS OF THE SPIN-OFF

  After the Spin-Off, Vlasic will be a separate public company. The number and identity of shareowners of Vlasic immediately after the Spin-Off will be the same as the number and identity of shareowners of Campbell on March 9, 1998. Immediately after the Spin-Off, Vlasic expects to have approximately 35,400 holders of record of Vlasic Common Stock and approximately 45,413,000 shares of Vlasic Common Stock outstanding, based on the number of record shareowners and issued and outstanding shares of Campbell Stock as of the close of business on February 9, 1998 and the Distribution Ratio. The actual number of shares of Vlasic Common Stock to be distributed will be determined as of March 9, 1998 and could be affected by, among other things, the exercise of Campbell stock options, which as of February 9, 1998 could have been exercised for approximately 13,000,000 shares of Campbell Stock. The Spin-Off will not affect the number of outstanding shares of Campbell Stock or the rights of Campbell shareowners.

TAX CONSEQUENCES OF THE SPIN-OFF

  The following is a summary description of the material U.S. and Canadian tax consequences associated with the Spin-Off, and is not intended to address every shareowner's tax consequences. In particular, this summary description does not cover state, local, municipal, provincial or non-U.S. (other than Canadian) tax consequences. Shareowners are strongly encouraged to consult their own tax advisors concerning the tax consequences of the Spin-Off applicable to them. In addition, shareowners residing outside of the U.S. or Canada are encouraged to seek tax advice regarding tax implications of the Spin-Off.

  U.S. Tax Consequences to Campbell Shareowners. Campbell has received a ruling (the "Tax Ruling") from the Internal Revenue Service (the "IRS"). The Tax Ruling was issued based upon the accuracy of factual representations made by Campbell and Vlasic and states, among other things, that the Spin-Off will qualify as a tax-free spin-off under Section 355 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), for federal income tax purposes. No gain or loss will be recognized by Campbell shareowners as a result of their receipt of Vlasic Common Stock in the Spin-Off except for any cash received in lieu of a fractional share received by a shareowner owning less than one share of Vlasic Common Stock or requesting physical certificates for his or her Vlasic Common Stock. See "--Manner of Effecting the Spin-Off."

  In connection with the Spin-Off, a shareowner's tax basis in Campbell Stock will be apportioned between Campbell Stock and Vlasic Common Stock received in the Spin-Off in accordance with the relative fair market values of such shares at the time of the Spin-Off. In April 1998, Campbell will send a letter to shareowners that will explain the way to allocate tax basis between Campbell Stock and Vlasic Common Stock distributed in the Spin-Off. The holding period of the Vlasic Common Stock received in the Spin-Off will include the holding period of the Campbell Stock with respect to which the Vlasic Common Stock will be distributed, provided the Campbell Stock is held as a capital asset on March 30, 1998.

  Canadian Tax Consequences to Campbell Shareowners. The Spin-Off will be considered to be a dividend for Canadian income tax purposes. The Income Tax Act requires a Canadian resident shareowner to include in income the amount of a dividend received. The amount of the dividend will be the fair market value of the shares of Vlasic received on the date those shares are received by the shareowner. This dividend will be subject to the rules in the Income Tax Act applicable to dividends received from a foreign corporation and will not be eligible for the gross-up and credit rules applicable to a dividend from a taxable Canadian corporation. The Vlasic Common Stock received through the Spin-Off will have a cost to a Canadian shareowner equal to the fair market value of the shares on the date those shares are received. The cost and adjusted cost basis of a Canadian shareowner's Campbell shares will not change as a consequence of the Spin-Off.

LISTING AND TRADING OF VLASIC COMMON STOCK

  There is not currently a public market for the Vlasic Common Stock. We have applied to list the Vlasic Common Stock on the New York Stock Exchange, and we expect that a when-issued trading market for Vlasic Common Stock will develop on or before March 9, 1998.

  The term "when-issued" means that shares can be traded prior to the time certificates are actually available or issued. Prices at which the Vlasic Common Stock may trade on a when-issued basis cannot be predicted. Until the Vlasic Common Stock is fully distributed and an orderly market develops, the prices at which trading in such stock occurs may fluctuate significantly and may be lower or higher than the price that would be expected for a fully-distributed issue.

  The prices at which the Vlasic Common Stock will trade following the Spin-Off will be determined by the marketplace and may be influenced by many factors, including the depth and liquidity of the market for Vlasic Common Stock, investor perceptions of Vlasic and its businesses, Vlasic's results, and general economic and market conditions.

  Prior to the Spin-Off, Campbell Stock will continue to trade on a regular basis and may also trade on a when-issued basis, reflecting an assumed post-Spin-Off value for Campbell Stock. Campbell Stock when-issued trading, if available, could last from on or before March 9, 1998 through March 30, 1998. If Campbell Stock when-issued trading is not available, the New York Stock Exchange will require that shares of Campbell Stock that are sold or purchased during the period beginning on March 9, 1998 and ending on March 30, 1998 be accompanied by due bills representing the Vlasic Common Stock distributable with respect to such shares and that during such period neither the Campbell Stock nor the due bills may be purchased or sold separately.

  The Transfer Agent and Registrar for the Vlasic Common Stock will be First Chicago Trust Company of New York, P.O. Box 2569, Suite 4660-CSC, Jersey City, New Jersey 07303-2569. As of February 9, 1998, there were approximately 35,400 record holders of Campbell Stock, which number approximates the number of prospective record holders of Vlasic Common Stock immediately after the Spin-Off.

  Vlasic Common Stock distributed in the Spin-Off generally will be freely transferable under the Securities Act of 1933, as amended (the "Securities Act"), except for securities received by persons who may be deemed to be affiliates of Vlasic pursuant to Rule 405 under the Securities Act. Persons who may be deemed to be affiliates of Vlasic after the Spin-Off generally include individuals or entities that control, are controlled by, or are under common control with Vlasic, including directors of Vlasic. Persons who are affiliates of Vlasic will be permitted to sell their shares of Vlasic Common Stock received in the Spin-Off pursuant to Rule 144 under the Securities Act but without regard to its holding period requirements.

CONDITIONS; TERMINATION

  It is expected that the Spin-Off will occur on March 30, 1998, provided that certain conditions set forth in the Separation and Distribution Agreement Campbell and Vlasic will enter into prior to the Spin-Off (the "Distribution Agreement") shall have been satisfied or waived by the Campbell Board. These include, among other customary conditions, the following:

  . The Tax Ruling shall continue to be in effect.

  . All material regulatory approvals necessary to consummate the Spin-Off shall have been received and be in full force and effect.

  . The Vlasic Common Stock shall have been accepted for listing on the New
    York Stock Exchange, subject to official notice of issuance.

  . The Vlasic Board of Directors, as named under "Management--Directors," shall have been elected, and Vlasic's Amended and Restated Certificate of Incorporation and Bylaws (the "Vlasic Charter" and the "Vlasic Bylaws," respectively) shall be in effect.

Satisfaction of such conditions will not create any obligation on the part of Campbell, Vlasic or any other person to effect or seek to effect the Spin-Off or alter the consequences of any termination of the Distribution Agreement from those set forth in the Distribution Agreement. See "Arrangements Between Campbell and Vlasic Relating to the Spin-Off--Distribution Agreement."

                         CERTAIN SPECIAL CONSIDERATIONS

NO OPERATING HISTORY AS AN INDEPENDENT COMPANY

  We do not have an operating history as an independent company. Our businesses have historically relied on Campbell for various financial, managerial and administrative services and have been able to benefit from the earnings, assets and cash flows of Campbell's other businesses. Campbell will not be obligated to provide assistance or services to Vlasic after the Spin-Off, except as described in the Distribution Agreement, the Transition Services Agreement and the other agreements entered into by the companies in connection with the Spin-Off. See "Arrangements Between Campbell and Vlasic Relating to the Spin-Off."

  Following the Spin-Off, we will incur the costs and expenses associated with the management of a public company and will incur interest expense significantly in excess of that incurred historically. While we have been profitable as part of Campbell, there can be no assurance that, as a stand-alone company, our future profits will be comparable to historical combined results before the Spin-Off. The Spin-Off may result in some temporary dislocation to the business operations, as well as to the organization and personnel structure, of Vlasic.

POTENTIAL FEDERAL INCOME TAX LIABILITIES

  The IRS has issued a Tax Ruling to the effect that, among other things, the Spin-Off would be tax free to Campbell and Campbell shareowners under Section 355 of the Code except to the extent that cash is received in lieu of fractional shares. The Tax Ruling, while generally binding upon the IRS, is based upon certain factual representations and assumptions. If such factual representations and assumptions were incomplete or untrue in a material respect, or the facts upon which the Tax Ruling is based are materially different from the facts at the time of the Spin-Off, the IRS could modify or revoke the Tax Ruling retroactively.

  If the Spin-Off failed to qualify under Section 355 of the Code, a corporate tax would be payable by the consolidated group of which Campbell is the common parent based upon the difference between the aggregate fair market value of the Vlasic Businesses and the adjusted tax bases of such businesses to Campbell prior to the Spin-Off. The corporate level tax would be payable by Campbell. We have agreed to indemnify Campbell for this and other tax liabilities if they result from certain actions taken by, or the acquisition of, Vlasic. See "Arrangements Between Campbell and Vlasic Relating to the Spin-Off--Tax Sharing and Indemnification Agreement." In addition, under the Code's consolidated return regulations, each member of Campbell's consolidated group (including Vlasic) is severally liable for these tax liabilities. If Vlasic is required to indemnify Campbell for these liabilities or otherwise is found liable to the IRS for such liabilities, the resulting obligation could exceed the net worth of Vlasic.

  If the Spin-Off were not to qualify under Section 355 of the Code, then each owner of Campbell Stock who receives shares of Vlasic Common Stock in the Spin-Off would be treated as if such shareowner received a taxable distribution in an amount equal to the fair market value of Vlasic Common Stock received, which would result in tax treatment as a dividend.

ABSENCE OF FUNDING; INCREASED LEVERAGE

  In the past, our working capital needs have been satisfied under Campbell's corporate-wide cash management policies. Following the Spin-Off, however, Campbell will no longer provide funds to finance our operations. We believe that our cash flow from operations, together with availability under the credit facility referred to below, will be sufficient to satisfy our future working capital, capital expenditure and debt service requirements. However, there can be no assurance that this will prove to be the case.

  On a historical basis, Vlasic was not allocated any amount of Campbell's debt. A five-year, $750 million unsecured revolving credit facility has recently been established by Campbell, and $500 million of borrowings under this credit facility will be used by Campbell prior to the Spin-Off to repay certain of Campbell's debt obligations. Vlasic will assume the repayment obligations for Campbell's $500 million of borrowings in connection with the Spin-Off. It is not possible to determine what portion of the debt obligations to be repaid by Campbell with borrowings under this credit facility was historically associated with the present operations of Vlasic. Following its assumption of Campbell's repayment obligations under this credit facility, Vlasic will have $250 million of borrowing availability thereunder, approximately $58.7 million of which is expected to be used by Vlasic for working capital purposes shortly after the Spin-Off. Vlasic expects to use the rest of the available credit for general corporate purposes. See "Financing." The $500 million of indebtedness to be incurred by Vlasic in connection with the Spin-Off, the $58.7 million of debt that Vlasic will incur under this credit facility shortly after the Spin-Off and the associated interest expense are not reflected in Vlasic's historical financial statements. Assuming that the transactions contemplated by the Spin-Off had been consummated on February 1, 1998, Vlasic's pro forma debt at February 1, 1998 would have been approximately $572.6 million (consisting of $502 million of long-term debt, the $58.7 million payable to Campbell from subsidiaries of Vlasic and $11.9 million of notes payable). Vlasic's pro forma interest expense would have been approximately $40.7 million in fiscal 1997 and $20.5 million in the first six months of fiscal 1998 had the Spin-Off been consummated as of the beginning of fiscal 1997. See "Pro Forma Condensed Combined Financial Information."

  Vlasic's increased debt will have important implications. We will need to generate a minimum level of cash flow from operations in order to meet required repayments of interest and principal under the credit facility. In addition, the credit facility will impose certain restrictions on the conduct of the Vlasic Businesses following the Spin-Off.

ABSENCE OF DIVIDENDS

  Although Campbell has historically paid dividends to its shareowners on a regular basis, we will not be adopting such a policy. We currently anticipate that no cash dividends will be paid on the Vlasic Common Stock in the foreseeable future in order to conserve cash for the repayment of debt, future acquisitions and capital expenditures. It is expected that Vlasic's Board will periodically re-evaluate this dividend policy taking into account the company's operating results, capital needs and other factors.

NO PRIOR MARKET FOR VLASIC COMMON STOCK; SHARES AVAILABLE FOR FUTURE SALE

  There has been no prior trading market for Vlasic Common Stock, and it is impossible to predict, estimate or give assurances about what its trading price will be after the Spin-Off. Until the Vlasic Common Stock is fully distributed and an orderly market develops, the trading prices for Vlasic Common Stock may fluctuate significantly. Prices for the Vlasic Common Stock will be determined in the trading markets and may be influenced by many factors, including, among others, the depth and liquidity of the market for Vlasic Common Stock, investor perceptions of Vlasic and its businesses, Vlasic's results, and general economic and market conditions.

  The shares of Vlasic Common Stock distributed to Campbell shareowners in the Spin-Off will be freely transferable under the Securities Act, except for securities received by persons who may be deemed affiliates of Vlasic. See "The Spin-Off--Listing and Trading of Vlasic Common Stock" and "Security Ownership By Certain Beneficial Owners, Directors and Executive Officers of Vlasic." The sale of a substantial number of shares of Vlasic Common Stock after the Spin-Off could adversely affect the market price of Vlasic Common Stock.

POSSIBLE ANTI-TAKEOVER EFFECTS

  We have agreed to certain restrictions on our future actions to assure that the Spin-Off will be tax-free, including restrictions with respect to an acquisition of shares of Vlasic Common Stock. If we fail to abide by such restrictions and, as a result, the Spin-Off fails to qualify as a tax-free reorganization, then Vlasic will be obligated to indemnify Campbell for any resulting tax liability. The tax liability that potentially could arise from an acquisition of shares of Vlasic Common Stock, together with our related indemnification obligations, could have the effect of delaying, deferring or preventing a change of control of Vlasic. See "Arrangements Between Campbell and Vlasic Related to the Spin-Off--Tax Sharing and Indemnification Agreement."

  Under the Vlasic charter, certain actions, including mergers and the sale of all or substantially all of Vlasic's assets, require the affirmative vote of two-thirds of the outstanding shares of Vlasic Common Stock. See "Description of Capital Stock--Certain Other Provisions." In addition, the substantial ownership interest of certain descendants of Dr. John T. Dorrance, a founder of Campbell, could also have the effect of delaying or preventing a change in control of Vlasic if such shareowners did not support the change in control.

COMPETITION

  The food industry is highly competitive. We compete with a significant number of companies of varying sizes, including divisions or subsidiaries of larger companies in each of our product lines. Many of these companies have multiple product lines and well-known brand names, and have significant financial resources available to them. Vlasic's ability to grow its businesses could be impacted by strong competitive response to its efforts to leverage its brand power with new products, product innovation and new advertising.

  In addition, from time to time we experience price pressure in certain markets as a result of competitors' pricing practices. There can be no assurance that we will be able to compete successfully as an entity independent from Campbell or that actions taken by other companies will not have a material adverse effect on our businesses, financial condition or results of operations. See "Business--Competition."

RISKS RELATING TO INTERNATIONAL OPERATIONS AND CURRENCY FLUCTUATIONS

  Our operations in Canada, the U.K., Germany and Argentina accounted for approximately 35% of fiscal 1997 net sales. We are subject to risks associated with operating in foreign countries, primarily risks of fluctuating currency exchange rates. Other risks may include possible limitations on conversion of foreign currencies into dollars or payments by foreign subsidiaries, imposition of withholding or other taxes, other restrictions by foreign governments and hyperinflation. There can be no assurance that these risks will not have a material adverse effect on our businesses, financial condition or results of operations.

LICENSE OF TRADEMARKS

  We will license the Swanson trademark and related logos, symbols and marks from Campbell for use on frozen food products on a perpetual, royalty-free basis after the Spin-Off. Campbell will continue to own these rights and use them in its core business. Because Campbell will continue to use the rights with respect to its products, adverse developments with respect to Campbell or those products could adversely impact the value of the rights to Vlasic. See "Arrangements Between Campbell and Vlasic Relating to the Spin-Off--Trademark License Agreements" for a description of the terms and conditions of this arrangement.

AVAILABILITY AND PRICES OF INGREDIENTS

  We purchase agricultural products, other raw materials and ingredients from growers, commodity processors and other food companies. While all such materials are available from numerous independent suppliers, raw materials are subject to fluctuations in price attributable to a number of factors, including changes in crop size, cattle cycles, government-sponsored agricultural programs and weather conditions during the growing and harvesting seasons. Recent adverse weather conditions in Argentina, coupled with a rebuilding cattle cycle, have resulted in a decrease in the availability of beef used in our agricultural products segment and higher cattle costs. Although we enter into advance commodity purchase agreements from time to time, increases in raw material costs could have a material adverse effect on our businesses, financial condition or results of operations. See "Business--Ingredients."

COSTS OF GOVERNMENTAL REGULATION/ENVIRONMENTAL MATTERS

  We are subject to numerous federal, state and local environmental laws and regulations of the U.S. and other countries in which we have operations. Our operations are also governed by laws and regulations relating to the preparation and marketing of food products and worker health and workplace safety. Based on Campbell's experience to date, we believe that liability for environmental conditions and the future cost of compliance with existing environmental, food safety or occupational health and safety laws and regulations will not have a material adverse effect on our businesses, financial condition or results of operations. However, the impact of any future changes in laws and regulations cannot be predicted. See "Business-- Governmental Regulation" and "--Environmental Matters."

FLUCTUATIONS IN AGRICULTURAL PRICES

  We are actively engaged in the production of mushrooms and processing of beef. These products are subject to significant price fluctuations. There can be no assurance that the existing price levels for the agricultural products that we produce or process will be maintained in the future.

                                    BUSINESS

  The Vlasic Businesses manufacture and market high-quality, branded convenience food products. We group the Vlasic Businesses into three operating segments: frozen foods, grocery products and agricultural products. On a pro forma basis after giving effect to the Spin-Off, the Vlasic Businesses had net sales of approximately $1.5 billion in fiscal 1997 and $723.2 million in the first six months of fiscal 1998, and net earnings of approximately $50.6 million in fiscal 1997 and $21.2 million in the first six months of fiscal 1998.

  Frozen Foods. The frozen foods segment manufactures frozen dinners and other frozen products and accounted for approximately 40%, 39% and 40% of our net sales in fiscal 1997, 1996 and 1995. The frozen foods segment derives the largest portion of its earnings from manufacturing frozen dinners and pot pies marketed in the U.S. and Canada under the Swanson brand name. The products of this segment include:

  . Swanson frozen foods in the U.S.--including Swanson frozen dinners and pot pies, the leading national brand in the U.S.

  . Freshbake frozen foods in the U.K.--a leading brand for retail customers in that country.

  Grocery Products. The grocery products segment manufactures and distributes a diverse portfolio of food products in the U.S., the U.K., Germany and Argentina, most of which have leading national or regional market positions. The grocery products segment accounted for approximately 36%, 37% and 36% of our net sales in fiscal 1997, 1996 and 1995, most of which were from sales of pickles, relishes and other products marketed under the Vlasic brand. The products of this segment include:

  . Vlasic retail and foodservice pickles and condiments in the U.S.--the leading national brand in the retail category for pickles in the U.S.

  . Open Pit barbecue sauce in the U.S.--the leading brand in the Midwest
    U.S., with three of its varieties in the top ten in that regional market.

  . SonA and Rowats pickles, canned beans and vegetables in the U.K.--which management believes are leading brands for both retail and foodservice customers in that country.

  . Kattus specialty foods in Germany--which management believes is a leading specialty foods distributor in that country.

  . Swift canned meat pates and other grocery products in Argentina--where
    Swift is the leading brand of canned meat pates.

  Agricultural Products. Our agricultural products consist mainly of fresh mushrooms and frozen cooked beef. We also perform certain contract manufacturing services. Our agricultural products segment accounted for approximately 24% of our net sales in each of fiscal 1997, 1996 and 1995. The major operations of this segment include:

  . The largest fresh mushroom operation in the U.S.

  . One of Argentina's largest exporters of processed beef products.

  Vlasic was incorporated under the laws of the State of New Jersey in November 1997. For a transitional period following the Spin-Off, we will lease office space at Campbell's corporate headquarters located at Campbell Place, Camden, New Jersey 08103. We expect to relocate our corporate headquarters to Cherry Hill, New Jersey in the near future.

BUSINESS STRATEGY

  Vlasic's objective is to enhance revenue growth and profitability by delivering quality products to its customers, expanding its strong market positions and maximizing operating efficiencies. Vlasic plans to achieve its objective through the following key strategies:

  . Improve Performance of Low Margin Businesses. Vlasic recognizes that certain of its businesses are not now achieving the profitability that it believes they could. Vlasic believes that this is at least partially due to the complex operating and reporting requirements placed upon the businesses as a part of Campbell, and the relative lack of management focus that was devoted to improving the businesses prior to the formation of Vlasic. This impacts all aspects of the business, including manufacturing efficiency, sales force effectiveness and administrative costs. Vlasic believes that with focused management it will be able to operate these businesses more productively. Further, Vlasic management believes that such productivity improvements will provide funds which will enable it to invest in brand development and marketing across all businesses without unduly risking financial performance.

  . Invest in Consumer Marketing and Product Development to Profitably Grow
    Branded Businesses. Vlasic management believes that Vlasic's sales have historically not grown due to a lack of innovation and relatively low consumer marketing investment. The selective innovation which has occurred, such as horizontally sliced pickles introduced by Vlasic under its Sandwich Stackers brand, have shown the potential to increase growth and profitability. However, while a part of Campbell the Vlasic Businesses were viewed as relatively low margin, non-strategic businesses and therefore did not gain sufficient attention to sustain top-line growth. Vlasic management, in contrast, has significant experience in profitably accelerating growth of other branded consumer food products and believes there are significant growth opportunities within the Vlasic portfolio.

  . Pursue Selective Acquisitions. A third strategy will be to carefully select additional businesses which can be acquired at attractive prices that fit with our existing portfolio or which extend our breadth in other branded food products. Vlasic expects that it will be able to acquire businesses profitably due to its existing positions and due to the broad range of skills and experience that it has in senior management.

PRODUCTS AND MARKETS

  Frozen Foods. We manufacture and market frozen food products in the U.S. and Canada, primarily frozen dinners and pot pies, under the Swanson, Hungry Man, Lunch and More, Great Starts and Fun Feast brands. We also manufacture and distribute a variety of frozen food products in the U.K. under our Freshbake brand.

  The Swanson brand is the leading national brand of frozen dinners, with approximately 31% of the $1.3 billion frozen dinner market. In addition, Swanson frozen pot pies are the market leader in their product category with approximately 30% of the $290 million frozen pot pie market. Overall, we are the nation's third largest producer of frozen dinners and entrees, pot pies and breakfasts, with 13% of this $4.6 billion market.

  Swanson introduced frozen beef and chicken pot pies in 1951. Shortly thereafter, the first frozen dinner was introduced under the Swanson brand name. The original line of frozen dinners, which consisted of sliced turkey and gravy with dressing and potatoes, has expanded to include 20 varieties of frozen dinners marketed with an updated line of contemporary packaging. Swanson also markets frozen dinners under the Hungry Man brand, which targets consumers who desire larger portions, and the Fun Feasts brand, which are frozen dinners designed to appeal to children. We market a line of frozen breakfasts under our Great Starts brand and a line of smaller dinner or lunch portions under our Lunch and More brand.

  Our U.K. operations manufacture and distribute frozen food products such as sausages, meat pies, pastries and pies under our Freshbake brand as well as the private label brands of certain of our customers. Our primary customers are retail grocery chains and foodservice customers such as restaurants and cafeterias.

  Grocery Products. Our grocery products businesses consist of three main product offerings: pickles and relishes, barbecue sauce and international grocery products.

  Pickles and Relishes. Our Vlasic brand is the leading national retail brand of bottled, shelf-stable pickles with approximately 34% of the $717 million national retail market. We also manufacture and sell bottled, shelf-stable relishes, peppers and sauerkraut under the Vlasic and Milwaukee's brand names. We sell shelf-stable pickles and other condiments to foodservice customers in the U.S., including restaurants such as McDonald's.

  Campbell acquired the Vlasic brand in 1978. By that time, Vlasic was already a leading national brand due in large part to its successful marketing campaign featuring the Vlasic stork, which has consumer awareness of 93%. Since then, Vlasic has become the industry leader in introducing innovative products that have expanded the national pickle market as a whole. Approximately 35% of Vlasic's sales come from products introduced during the past five years. For example, in 1994 we introduced horizontally sliced pickles under our Sandwich Stackers brand. We estimate that more than half of all pickles are consumed with sandwiches but that only 6% of all sandwiches are eaten with pickles. Sandwich Stackers is an ideal product for sandwich making because it makes it easier for consumers to add pickles to their sandwiches. Consumer sales of shelf-stable pickles rose 8%, or $50 million, as a result of the Sandwich Stackers innovation, with Sandwich Stackers capturing approximately 65% of these new sales.

  Barbecue Sauce. Our Open Pit barbecue sauce is the leading retail brand of barbecue sauce in the Midwest U.S., with a 29% market share in this region. We plan to grow this brand through packaging and product innovation.

  International Grocery Products. We operate consumer foods businesses in the U.K., Germany and Argentina. In the U.K., we manufacture pickles, canned beans and vegetables under our SonA and Rowats brands, which we distribute through the retail and foodservice channels. We also manufacture private label brand grocery products for large supermarket chains.

  In Germany, we do not manufacture foods but instead distribute a variety of branded consumer food products under our Kattus and other brands. We believe that we are one of the largest distributors of specialty foods in Germany. Our customers include most German grocery chains, where we actively manage and maintain shelf space. Products distributed under the Kattus brand name include pasta, canned vegetables, exotic fruit products, condiments and other specialty foods imported from other European countries, the U.S. and the Far East. Other products include vegetables, olives, spices, canned fish products, vinegars and fine vegetable oils distributed under the United Oceans and Probare brands and Asian specialty foods distributed under the Bamboo Garden brand. We also distribute a number of Campbell products, including soup and salsa, as well as third party branded food products.

  We manufacture and distribute a broad array of consumer goods in Argentina under our Swift brand. Sales of these grocery products have benefited from the recent economic growth in Argentina. The well-known Swift brand is the leading brand of canned meat pate products in Argentina. Other products include hot dogs, hamburgers, cold cuts and edible oils. Although Swift products are sold primarily to grocery chains and other retail customers in Argentina, we export limited quantities to other countries in South America.

  Agricultural Products. We believe that we are the largest producer of fresh mushrooms in the U.S. In Argentina, we are one of the leading exporters of processed beef products.

  Mushrooms. We own and operate eight mushroom farms across the U.S. Our mushroom sales account for approximately 15% of the U.S. mushroom market, which makes us the largest fresh mushroom operation in the U.S. Approximately 85% of the mushrooms we grow are traditional white button mushrooms. The remaining mushrooms we grow are fancy mushrooms such as portobellos, oyster and cremini mushrooms. Consumer demand for fancy mushrooms has grown in recent years, and the margins on these products are higher than on the white button type.

  Processed Beef Products. Our Swift-Armour operations in Argentina produce chilled and frozen beef, frozen cooked beef and canned corned beef, which is sold mainly to wholesale customers such as manufacturers and foodservice customers. We are among the largest exporters of frozen cooked beef and canned corned beef in Argentina, selling to more than 60 countries around the world.

  Campbell is a major customer of our mushrooms and beef. Sales to Campbell of mushrooms accounted for approximately 25% of our total mushroom sales in fiscal 1997 and sales to Campbell of frozen cooked beef accounted for approximately 16% of Swift-Armour's fiscal 1997 net sales. Campbell uses our mushrooms and frozen beef in soups and sauces. In connection with the Spin-Off, we will enter into supply agreements with Campbell under which we will continue to supply Campbell with mushrooms and beef. See "Arrangements Between Campbell and Vlasic Relating to the Spin-Off--Supply Agreements; Co-Pack Agreements."

MARKETING, SALES AND DISTRIBUTION

  We manage the sales and distribution of our products based on the channels through which they are sold. Except for Campbell, none of our customers accounted for 10% or more of Vlasic's net sales in fiscal 1997.

  We use an independent broker sales force to sell frozen foods and grocery products directly to large grocery chains, mass merchandisers and club stores in the U.S. and Canada. We use independent commercial carriers to distribute these products from our manufacturing facilities directly to our customers. Historically, our frozen foods and grocery products have been sold through the same brokers. While the delivery of all of the domestic retail grocery products has been integrated into a single system, frozen foods are delivered separately because of the special need for refrigeration during shipping. Brokers also sell frozen foods to frozen food distributors and grocery products to grocery distributors, both of whom in turn sell and deliver the products to smaller grocery chains and retailers.

  In the U.K., we distribute frozen foods marketed under the Freshbake brand in the same manner as our frozen foods are distributed in the U.S. and Canada. We sell grocery products marketed under the SonA and Rowats brands directly to foodservice customers or through grocery wholesalers. Our distribution business in Germany uses a direct store distribution system that delivers products to the stores and physically stocks their shelves.

COMPETITION

  We face intense competition in each of our product lines. We compete with other producers of similar products on the basis of product quality, price, customer service, effective promotional activities and the ability to identify and satisfy emerging consumer preferences. Our ability to grow our business could be impacted by strong competitive response to our efforts to leverage our brand power with new products, product innovation and new advertising. In addition, from time to time we experience price pressure in certain markets as a result of competitors' pricing practices. Although we compete in a highly competitive industry for representation in the retail food and foodservice channels, we believe that our brand strength has resulted in a strong competitive position in the food products industry.

INGREDIENTS

  We believe that sources of raw materials used in the frozen foods businesses are readily available. Our frozen foods business uses beef produced by our Swift-Armour operations in Argentina as well as beef and poultry which we obtain from third party suppliers. In addition, we purchase packaging materials, including aluminum containers and cardboard boxes, from a variety of suppliers.

  Our grocery products businesses rely primarily on cucumbers, peppers and other produce which are supplied by third party growers. We purchase many of these ingredients during the warmer growing seasons, when they are readily available and are of top quality. We buy from a variety of growers, and alternate sources of supply are readily available. However, factors beyond our control such as weather and general growing conditions may cause prices and quality to fluctuate. We use a large quantity of glass bottles and cans to package our grocery products, which we believe are readily available from a number of suppliers.

  We purchase beef and mushrooms from third parties to fulfill seasonal requirements of the agricultural products segment. Packaging materials used in the processing of our agricultural products are purchased on an as-needed basis and are readily obtainable in the local markets from a number of suppliers.

  For additional discussion of the availability of raw materials for our operations, see "Certain Special Considerations--Availability and Prices of Ingredients."

SEASONALITY

  Sales of frozen foods tend to be marginally higher during the cold weather months. Sales of grocery products, particularly pickles, relishes and barbecue sauce, tend to be higher in the summer months.

PRODUCTION AND FACILITIES

  We currently own or lease 18 production facilities in the U.S., the U.K. and Argentina. We believe that these facilities are suitable for our operations and provide sufficient capacity to meet our requirements for the foreseeable future. The chart below lists the location and principal products produced at our key production facilities.

         FACILITY LOCATION               PRINCIPAL PRODUCTS
         -----------------               ------------------
       FROZEN FOODS
        Fayetteville, Arkansas              Frozen Foods
        Omaha, Nebraska                     Frozen Foods
        Salford, England                    Frozen Foods
        Peterlee, England                   Frozen Foods
        Glasgow, Scotland                   Frozen Foods
       GROCERY PRODUCTS
        Bridgeport, Michigan           Pickles and Condiments
        Imlay City, Michigan           Pickles and Condiments
        Millsboro, Delaware            Pickles and Condiments
        Stratford, England      Pickles, Canned Beans and Vegetables

         FACILITY LOCATION      PRINCIPAL PRODUCTS
         -----------------      ------------------
       AGRICULTURAL PRODUCTS
        Blandon, Pennsylvania       Mushrooms
        West Chicago, Illinois      Mushrooms
        Brighton, Indiana           Mushrooms
        Dublin, Georgia             Mushrooms
        Fennville, Michigan         Mushrooms
        Hillsboro, Texas            Mushrooms
        Jackson, Ohio               Mushrooms
        Pescadero, California       Mushrooms
        Rosario, Argentina        Processed Beef

  Historically, Campbell operated the Vlasic Businesses from its corporate headquarters in Camden, New Jersey. Following the Spin-Off, we will lease office space in the Campbell corporate headquarters for a transition period. We expect to relocate our corporate headquarters to Cherry Hill, New Jersey in the near future.

  In the Spin-Off, we will acquire ownership of or the right to use all of the facilities used to manufacture our products except the facilities that house our Canadian frozen foods production and our Open Pit barbecue sauce production. Vlasic will enter into a co-packing arrangement with Campbell under which Campbell will continue to manufacture these products for an interim period. See "Arrangements Between Campbell and Vlasic Relating to the Spin-Off--Supply Agreements; Co-Pack Agreements."

TRADEMARKS AND PATENTS

  We own numerous popular trademarks registered in various countries, including Vlasic, Hungry Man, Sandwich Stackers, Great Starts, Freshbake, SonA, Rowats, Kattus and Swift. All of our trademarks are very important to the Vlasic Businesses. We protect our trademarks by obtaining registrations where appropriate and aggressively opposing any infringement.

  In connection with the Spin-Off, Campbell will grant us a perpetual, royalty-free license to use the Swanson trademark for certain products. See "Arrangements Between Campbell and Vlasic Relating to the Spin-Off--Trademark License Agreements." In addition, Vlasic will have the right to continue to sell fresh mushrooms under the Campbell's brand for a transition period of up to three years following the Spin-Off.

  Although we own a number of patents covering certain manufacturing processes, we do not believe the Vlasic Businesses depend on any of these patents to a material extent.

RESEARCH AND DEVELOPMENT

  Historically, Campbell conducted research and development for the Vlasic Businesses at its headquarters in Camden, New Jersey and at other locations in the U.S. and foreign countries. Research and development expenditures relating to the Vlasic Businesses totaled approximately $8.6 million in fiscal 1997, $8.1 million in fiscal 1996 and $8.8 million in fiscal 1995.

  Vlasic's research and development will initially be conducted at multiple sites within and outside the U.S. The research and development organization is expected to consist of approximately 75 people, 49 of whom will be located in the U.S. and 26 of whom will be located outside the U.S.

GOVERNMENTAL REGULATION

  Our operations are subject to extensive regulation by the federal Food and Drug Administration, the U.S. Department of Agriculture and other federal, state and local authorities of the U.S. and other countries in which we have operations. Such authorities regulate the processing, packaging, storage, distribution and labeling of our products and periodically inspect our processing facilities and products. We believe that we are in substantial compliance with all governmental laws and regulations.

ENVIRONMENTAL MATTERS

  We are subject to numerous federal, state and local environmental laws and regulations of the U.S. and other countries in which we have operations. Our operations are also governed by laws and regulations relating to worker health and workplace safety. We believe that our operations are in substantial compliance with such environmental and occupational health and safety laws and regulations.

  As is the case with many companies, we face exposure to actual or potential claims or lawsuits involving environmental matters. We believe that any liabilities resulting therefrom, after taking into consideration amounts already provided for, should not have a material adverse effect on our businesses, financial position or results of operations. Of course, we cannot predict what environmental or occupational health and safety laws and regulations will be enacted in the future or the amount of future expenditures we may be required to make in order to comply with such new laws.

LEGAL PROCEEDINGS

  We are not aware of any pending claims or litigation the outcome of which would have a material adverse effect on our businesses, financial position or results of operations.

EMPLOYEES

  Our work force consists of approximately 9,200 employees. Of the total number of employees, approximately 8,600 are engaged in manufacturing, approximately 150 are engaged in marketing and sales and approximately 450 are engaged in administration.

  Our U.S. work force consists of approximately 5,500 employees, approximately 3,600 of whom are represented by collective bargaining agreements with various unions. Such collective bargaining agreements expire on various dates on and after October 4, 1998. Outside of the U.S., our work force consists of approximately 3,700 employees, the substantial majority of whom are represented by unions. A prolonged work stoppage or strike at any facility with union employees could have a material adverse effect on our businesses, financial condition or results of operations. In addition, there can be no assurance that upon the expiration of existing collective bargaining or similar agreements new agreements will be reached without union action or that any such new agreements will be on terms satisfactory to us.

  We consider our employee relations to be good.

               PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

                                  (UNAUDITED)

  The following unaudited Pro Forma Condensed Combined Statements of Earnings for the fiscal year ended August 3, 1997 and for the first six months ended February 1, 1998 and the unaudited Pro Forma Condensed Combined Balance Sheet as of February 1, 1998 present the combined results of operations and financial position of Vlasic assuming that the transactions contemplated by the Spin-Off had been completed as of the beginning of fiscal 1997 with respect to the Pro Forma Condensed Combined Statements of Earnings and as of February 1, 1998 with respect to the Pro Forma Condensed Combined Balance Sheet. In the opinion of management, they include all material adjustments necessary to reflect, on a pro forma basis, the impact of transactions contemplated by the Spin-Off on Vlasic's historical financial information. The adjustments are described in the Notes to the Pro Forma Condensed Combined Financial Information and are set forth in the "Pro Forma Adjustments" columns.

  The unaudited Pro Forma Condensed Combined Financial Information of Vlasic should be read in conjunction with the historical financial statements of Vlasic and the notes thereto (beginning on page F-1 in the latter portion of this document). We have presented the pro forma financial information to give you a better picture of what our financial statements might have looked like if Vlasic had been operated independently during fiscal 1997 and the first six months of fiscal 1998. Actual results may have differed from pro forma results if we had operated independently. You should not rely on the pro forma financial information as being indicative of results we would have had or of future results after the Spin-Off.

                        VLASIC FOODS INTERNATIONAL INC.

               PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS

                        FISCAL YEAR ENDED AUGUST 3, 1997

                    (000 OMITTED, EXCEPT PER SHARE AMOUNTS)

                                  (UNAUDITED)

                                          HISTORICAL   PRO FORMA     PRO FORMA
                                           1997(1)   ADJUSTMENTS(2)     1997
                                          ---------- --------------  ----------
NET SALES...............................  $1,508,285                 $1,508,285
                                          ----------                 ----------
Costs and expenses
  Cost of products sold.................   1,048,433                  1,048,433
  Marketing and selling expenses........     266,475                    266,475
  Administrative expenses...............      53,050                     53,050
  Research and development expenses.....       8,620                      8,620
  Other expense.........................       2,446                      2,446
  Restructuring charge..................      12,634                     12,634
                                          ----------                 ----------
    Total costs and expenses............   1,391,658                  1,391,658
                                          ----------                 ----------
EARNINGS BEFORE INTEREST AND TAXES......     116,627                    116,627
Interest expense........................       1,600    $ 39,108 (a)     40,708
Interest income.........................         588                        588
                                          ----------    --------     ----------
Earnings before taxes...................     115,615                     76,507
Taxes on earnings.......................      37,475     (11,615)(b)     25,860
                                          ----------    --------     ----------
NET EARNINGS............................  $   78,140    $(27,493)    $   50,647
                                          ==========    ========     ==========
PRO FORMA EARNINGS PER SHARE--BASIC(4)..                             $     1.12
Pro Forma Shares Outstanding--Basic.....                                 45,413
                                                                     ==========
PRO FORMA EARNINGS PER SHARE--ASSUMING
 DILUTION...............................                             $     1.10
Pro Forma Shares Outstanding--Assuming
 Dilution...............................                                 45,941
                                                                     ==========

   See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial
                            Information on page 26.

                        VLASIC FOODS INTERNATIONAL INC.

               PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS

                       SIX MONTHS ENDED FEBRUARY 1, 1998

                    (000 OMITTED, EXCEPT PER SHARE AMOUNTS)

                                  (UNAUDITED)

                                          HISTORICAL                 PRO FORMA
                                          SIX MONTHS   PRO FORMA     SIX MONTHS
                                           1998(1)   ADJUSTMENTS(3)     1998
                                          ---------- --------------  ----------
NET SALES...............................   $723,169                   $723,169
                                           --------                   --------
Costs and expenses
  Cost of products sold.................    519,224                    519,224
  Marketing and selling expenses........    114,821                    114,821
  Administrative expenses...............     28,732                     28,732
  Research and development expenses.....      3,948                      3,948
  Other (income) expense................        (91)                       (91)
                                           --------                   --------
    Total costs and expenses............    666,634                    666,634
                                           --------                   --------
EARNINGS BEFORE INTEREST AND TAXES......     56,535                     56,535
Interest expense........................        911     $ 19,554 (a)    20,465
Interest income.........................        145                        145
                                           --------     --------      --------
Earnings before taxes...................     55,769                     36,215
Taxes on earnings.......................     20,858       (5,807)(b)    15,051
                                           --------     --------      --------
EARNINGS BEFORE CUMULATIVE EFFECT OF
 ACCOUNTING CHANGE......................   $ 34,911     $(13,747)     $ 21,164
                                           ========     ========      ========
PRO FORMA EARNINGS BEFORE CUMULATIVE
 EFFECT OF ACCOUNTING CHANGE PER SHARE--
 BASIC(4)...............................                              $    .47
Pro Forma Shares Outstanding--Basic.....                                45,413
                                                                      ========
PRO FORMA EARNINGS BEFORE CUMULATIVE
 EFFECT OF ACCOUNTING CHANGE PER SHARE--
 ASSUMING DILUTION......................                              $    .46
Pro Forma Shares Outstanding--Assuming
 Dilution...............................                                45,941
                                                                      ========

   See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial
                            Information on page 26.

                        VLASIC FOODS INTERNATIONAL INC.

                   PRO FORMA CONDENSED COMBINED BALANCE SHEET

                                 (000 OMITTED)

                                  (UNAUDITED)

                                       HISTORICAL                    PRO FORMA
                                       FEBRUARY 1,   PRO FORMA      FEBRUARY 1,
                                         1998(1)   ADJUSTMENTS(5)      1998
                                       ----------- --------------   -----------
CURRENT ASSETS
Cash and cash equivalents............   $  1,456                     $  1,456
Accounts receivable..................    160,119                      160,119
Inventories..........................    163,689                      163,689
Other current assets.................     15,070                       15,070
                                        --------                     --------
  Total current assets...............    340,334                      340,334
                                        --------                     --------
Plant assets, net of depreciation....    507,532                      507,532
Other assets, principally intangible
 assets, net of amortization.........     89,221                       89,221
                                        --------                     --------
  Total assets.......................   $937,087                     $937,087
                                        ========                     ========
CURRENT LIABILITIES
Notes payable........................   $ 11,944                     $ 11,944
Payable to suppliers and others......     82,470                       82,470
Overdrafts...........................      9,058                        9,058
Accrued liabilities..................     63,024                       63,024
Payable to Campbell..................          0     $  58,681 (c)     58,681
                                        --------     ---------       --------
  Total current liabilities..........    166,496        58,681        225,177
                                        --------     ---------       --------
Long-term debt.......................      2,018       500,000 (a)    502,018
Deferred income taxes................     36,892       (14,000)(b)     22,892
Other liabilities....................     12,293        36,000 (b)     48,293
                                        --------     ---------       --------
  Total liabilities..................    217,699       580,681        798,380
                                        --------     ---------       --------
SHAREOWNERS' EQUITY
Campbell net investment..............    719,660      (500,000)(a)
                                                       (22,000)(b)
                                                       (58,681)(c)
                                                      (138,979)(d)
Preferred Stock; no par value;
 authorized 4,000 shares; none issued
Common stock; no par value;
 authorized 56,000 shares;
 issued 45,413 shares................                  138,979 (d)    138,979
Cumulative translation adjustments...       (272)                        (272)
                                        --------     ---------       --------
  Total shareowners' equity..........    719,388      (580,681)       138,707
                                        --------     ---------       --------
  Total liabilities and shareowners'
   equity............................   $937,087                     $937,087
                                        ========     =========       ========

   See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial
                            Information on page 26.

                        VLASIC FOODS INTERNATIONAL INC.

          NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

                                 (000 OMITTED)
                                  (UNAUDITED)

NOTE 1--The historical financial statements of Vlasic reflect periods during which Vlasic did not operate as a separate, independent company; certain estimates, assumptions and allocations were made in preparing such financial statements. Therefore, such historical financial statements do not necessarily reflect the results of operations or financial position that would have existed had Vlasic been a separate, independent company.

NOTE 2--The pro forma adjustments to the accompanying historical combined statement of earnings for the fiscal year ended August 3, 1997 were:

    (a) To record interest expense (at 7%) on incremental debt of $558,681 consisting of $500,000 to be assumed by Vlasic at the Distribution Date and $58,681 to be used for working capital purposes shortly after the Spin-Off. A 1/8 percentage point change in the assumed interest rate would change interest expense by $698 (changing net earnings by $490) annually.

    (b) To record the tax effect of the pro forma interest expense adjustment at a tax rate of 29.7%, which gives effect to non-deductibility of a portion of the interest expense.

NOTE 3--The pro forma adjustments to the accompanying historical combined statement of earnings for the six months ended February 1, 1998 were:

    (a) To record interest expense (at 7%) on incremental debt of $558,681 consisting of $500,000 to be assumed by Vlasic at the Distribution Date and $58,681 to be used for working capital purposes shortly after the Spin-Off. A 1/8 percentage point change in the assumed interest rate would change interest expense by $349 (changing net earnings by $246) for the six months ended February 1, 1998.

    (b) To record the tax effect of the pro forma interest expense adjustment at a tax rate of 29.7%, which gives effect to non-deductibility of a portion of the interest expense.

NOTE 4--In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 (SFAS 128)--"Earnings per Share." The standard requires dual presentation of "basic" and "diluted" earnings per share. Vlasic will adopt SFAS 128 in its first quarterly earnings statement issued after the effective date of the Spin-Off. The earnings per share information included in the Pro Forma Condensed Combined Statements of Earnings on pages 23 and 24 has been calculated in accordance with SFAS 128. SFAS 128 revised the standards for the computation and presentation of earnings per share ("EPS"), requiring the presentation of both basic EPS and EPS assuming dilution. Basic EPS is based on the weighted average shares outstanding during the applicable period. EPS assuming dilution reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. For the periods presented in the Pro Forma Condensed Combined Statements of Earnings, the calculations of basic EPS and EPS assuming dilution vary in that the pro forma shares outstanding assuming dilution include the incremental effect of stock options.

NOTE 5--The pro forma adjustments to the accompanying historical combined balance sheet at February 1, 1998 were:

    (a) To record incremental debt of $500,000 to be assumed by Vlasic at the Distribution Date.

    (b) To record the transfer of pension and postretirement obligations and the related deferred tax impact.

    (c) To reclassify intercompany payables of Vlasic subsidiaries to Campbell which will remain outstanding obligations of such subsidiaries of Vlasic to Campbell after Spin-Off.

    (d) To record the planned liquidation of the remaining investment by Campbell and the issuance of Vlasic Common Stock.

                            SELECTED FINANCIAL DATA

  The following table summarizes certain selected financial data of Vlasic. The Summary of Operations historical data set forth below for each of the three years in the period ended August 3, 1997 and the Balance Sheet Data at August 3, 1997 and July 28, 1996 are derived from audited combined financial statements of Vlasic. The Summary of Operations historical data set forth below for each of the six month periods ended February 1, 1998 and January 26, 1997 and the two years in the period ended July 31, 1994 and the Balance Sheet Data at February 1, 1998 and January 26, 1997 and at July 30, 1995, July 31, 1994 and August 1, 1993 are derived from unaudited combined financial statements of Vlasic. The historical selected financial data may not necessarily be indicative of Vlasic's past or future performance as an independent company. Such historical data should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and Vlasic's Combined Financial Statements and notes thereto included elsewhere in this document. Per share data has not been presented because Vlasic was not a publicly held company during the periods presented.

                                              FISCAL YEAR                                    SIX MONTHS ENDED
                         ------------------------------------------------------------     --------------------------
                                                                                          FEBRUARY 1,    JANUARY 26,
                          1997(1)         1996          1995       1994       1993           1998           1997
                         ----------    ----------    ---------- ---------- ----------     -----------    -----------
                                                         (000 OMITTED)
SUMMARY OF OPERATIONS
Net sales............... $1,508,285    $1,498,967    $1,504,318 $1,320,632 $1,340,531      $ 723,169      $ 750,176
Earnings before
 cumulative effect of
 accounting changes..... $   78,140(2) $   60,867(3) $   70,982 $   53,277 $    2,188 (4)  $  34,911      $  29,515(2)
Cumulative effect of
 accounting changes.....                                                   $  (39,500)(4)  $    (600)(5)
Net earnings (loss)..... $   78,140    $   60,867    $   70,982 $   53,277 $  (37,312)     $  34,311      $  29,515
BALANCE SHEET DATA
Total assets............ $  895,108    $  923,331    $  923,659 $  855,411 $  854,391      $ 937,087      $ 974,885
Long-term debt.......... $    2,252    $    3,166    $    3,591 $   12,226 $   15,648      $   2,018      $   2,633
Shareowner's equity..... $  632,298    $  659,866    $  693,736 $  615,267 $  559,496      $ 719,388      $ 722,573

--------
(1) Fiscal 1997 includes 53 weeks compared to 52 weeks in fiscal 1993 through fiscal 1996.
(2) Includes after-tax restructuring charges of $7,757.
(3) Includes after-tax restructuring charges of $22,842.
(4) Includes after-tax restructuring charges of $56,358. Also includes the cumulative effect of changes of $39,500 in accounting for postemployment costs, postretirement costs and income taxes.
(5) Includes the cumulative effect of an accounting principle for business process reengineering costs of $600.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION
   FOR THE FISCAL YEARS ENDED AUGUST 3, 1997, JULY 28, 1996 AND JULY 30, 1995

  The following discussion is based upon and should be read in conjunction with the unaudited Pro Forma Condensed Combined Financial Information, Selected Financial Data and the audited Combined Financial Statements, including the notes thereto, included elsewhere in this document.

GENERAL

  The following discussion addresses the Vlasic Businesses to be spun off by Campbell. The businesses operate in three operating segments: frozen foods, grocery products and agricultural products. These operating segments are managed as strategic units due to their distinct manufacturing processes, marketing strategies and distribution channels. The frozen foods segment consists of Swanson frozen foods in the U.S. and Canada and Freshbake frozen foods in the U.K. The grocery products segment includes Vlasic retail and foodservice pickles and condiments in the U.S., Open Pit barbecue sauce in the U.S., SonA and Rowats pickles, canned beans and vegetables in the U.K., Kattus specialty foods distribution in Germany and Swift canned meat pates and other grocery products in Argentina. The agricultural products segment includes the fresh mushroom business in the U.S., chilled and frozen beef, frozen cooked beef and canned corned beef exported from Argentina and short-term contract manufacturing of frozen foodservice finished product for Campbell's Foodservice in the U.S.

  On a historical basis, Vlasic's interest income and interest expense reflect minor levels of local subsidiary temporary investments or borrowings. Most of the capital for the Vlasic Businesses was provided by Campbell's net investment in these businesses, for which no interest was charged. Furthermore, Vlasic was not allocated any amount of Campbell's debt. A five-year, $750 million unsecured revolving credit facility (the "New Credit Facility") has recently been established by Campbell, and $500 million of borrowings thereunder will be used by Campbell prior to the Spin-Off to repay certain of Campbell's debt obligations. Vlasic will assume the repayment obligations for Campbell's $500 million of borrowings in connection with the Spin-Off. It is not possible to determine what portion of the debt obligations to be repaid by Campbell with borrowings under the New Credit Facility was historically associated with the present operations of Vlasic. Following its assumption of Campbell's repayment obligations under the New Credit Facility, Vlasic will have $250 million of borrowing availability thereunder, approximately $58.7 million of which is expected to be used by Vlasic for working capital purposes shortly after the Spin-Off. Vlasic expects to use the rest of the available credit for general corporate purposes. See "Financing." The $500 million of indebtedness to be incurred by Vlasic in connection with the Spin-Off, the $58.7 million of debt that Vlasic will incur under the New Credit Facility shortly after the Spin-Off and the associated interest expense are not reflected in Vlasic's historical financial statements. Assuming that the transactions contemplated by the Spin-Off had been consummated on February 1, 1998, Vlasic's pro forma debt and shareowners' equity at February 1, 1998 would have been approximately $572.6 million (consisting of $502 million of long-term debt, the $58.7 million payable to Campbell from subsidiaries of Vlasic and $11.9 million of notes payable) and $138.7 million, respectively. Vlasic's pro forma interest expense would have been approximately $40.7 million in fiscal 1997 and $20.5 million in the first six months of fiscal 1998 had the Spin-Off been consummated as of the beginning of fiscal 1997. See "Pro Forma Condensed Combined Financial Information."

  Vlasic and Campbell will enter into a number of agreements providing for the separation of the companies and governing various relationships between Vlasic and Campbell, including a Separation and Distribution Agreement, a Benefits Sharing Agreement (regarding employee benefits), a Tax Sharing and Indemnification

Agreement, a Trademark License Agreement, a Technology Sharing Agreement, a Transition Services Agreement and various Supply Agreements. See "Arrangements Between Campbell and Vlasic Relating to the Spin-Off."

  The audited Combined Financial Statements may not necessarily be indicative of the results of operations, financial position and cash flows of Vlasic in the future or had it operated as a separate, independent company during the periods presented. The audited Combined Financial Statements do not reflect any changes that may occur in the financing and operations of Vlasic as a result of the Spin-Off.

RESULTS OF OPERATIONS

 Overview

  Net sales in fiscal 1997 were $1.508 billion, an increase of 0.6% from fiscal 1996 (down 1.3% from fiscal 1996 on a comparable 52 week basis). Net earnings were $78.1 million, an increase of 28% from fiscal 1996. Both years included restructuring charges, as discussed below. Excluding the restructuring charges from both years, net earnings increased 2.6% in fiscal 1997. Fiscal 1997 was a 53-week year compared to 52 weeks in fiscal 1996 and fiscal 1995.

  Net sales in fiscal 1996 were $1.499 billion, a decrease of 0.4% from fiscal 1995. Net earnings were $60.9 million, a decrease of 14% from fiscal 1995 due to restructuring charges. Excluding the fiscal 1996 restructuring charges, net earnings increased 18% in fiscal 1996.

  Assuming that the transactions contemplated by the Spin-Off had been consummated as of the beginning of fiscal 1997, Vlasic's pro forma interest expense would have been approximately $40.7 million and its pro forma net earnings would have been approximately $50.6 million in fiscal 1997. See "Pro Forma Condensed Combined Financial Information."

 Combined Statement of Earnings

  The following table sets forth certain items in Vlasic's combined statements of earnings as percentages of its net sales for the fiscal years indicated:

                                                             1997   1996   1995
                                                            ------ ------ ------
     Net sales............................................. 100.0% 100.0% 100.0%
     Cost of products sold.................................  69.5%  70.3%  71.4%
     Marketing and selling expenses........................  17.7%  17.1%  17.2%
     Administrative expenses...............................   3.5%   3.6%   3.6%
     Research and development expenses.....................   0.6%   0.6%   0.6%
     Other expense.........................................   0.2%   0.0%   0.0%
     Restructuring charges.................................   0.8%   2.5%   0.0%
                                                            ------ ------ ------
       Total costs and expenses............................  92.3%  94.1%  92.8%
     Earnings before interest and taxes....................   7.7%   5.9%   7.2%

  Fiscal 1997 Compared to Fiscal 1996
  -----------------------------------

  Net sales of $1.508 billion in fiscal 1997 increased 0.6% from fiscal 1996 (down 1.3% from fiscal 1996 on a comparable 52 week basis). Volume declines offset higher selling prices, and changes in foreign currency rates had no impact. Overall volume was flat (down 1.9% on a comparable 52 week basis) as strong growth in Swanson U.S. (particularly frozen dinners), contract manufacturing for Campbell Foodservice and fresh mushrooms was more than offset by declines in the German foods distribution business, Argentine frozen cooked beef and Vlasic pickles.

  Cost of products sold as a percentage of net sales improved in fiscal 1997 by
0.8 points from 70.3% to 69.5%. Productivity gains in Swanson, Freshbake in the U.K. and Vlasic pickles as well as the benefit of higher selling prices were mitigated by higher mushroom and beef costs and lower margins in Germany.

  Marketing and selling expenses increased in fiscal 1997 to 17.7% of net sales from 17.1% in fiscal 1996. The principal cause was higher trade spending for Swanson U.S.

  Administrative and research and development expenses, as a percentage of net sales, were down 0.1 points in fiscal 1997 to 3.5% and 0.6%, respectively.

  Other expense, net, increased by $2.0 million in fiscal 1997 due to higher accruals for long-term incentive plan charges related to the increase in the market price of Campbell Stock.

  See the discussion below for restructuring charges.

  The effective income tax rate was 32.4% in fiscal 1997 compared to 31.0% in fiscal 1996. Excluding restructuring charges, the rate was 33.0% in fiscal 1997 and 33.3% in fiscal 1996.

  Vlasic has a full valuation allowance against its estimate of the amount of deferred tax assets relating to tax loss carryforwards due to the uncertainty of the ultimate realization of future benefits from such assets. These deferred tax assets pertain to Vlasic's operations in Argentina and to its frozen foods business in the U.K. The uncertainty surrounding the use of U.K. tax loss carryforwards stems from significant tax law restrictions regarding their use. Moreover, the limited tax loss carryforward periods and exclusion from current taxable income of export rebates create uncertainty about whether Vlasic will be able to utilize its tax loss carryforwards from operations in Argentina.

  Fiscal 1996 Compared to Fiscal 1995
  -----------------------------------

  Net sales of $1.499 billion in fiscal 1996 were 0.4% below those for fiscal 1995. The effect of higher selling prices was offset by changes in foreign exchange rates and a decline in volume. The volume decline was principally attributable to lower Swanson U.S. net sales due to the timing of fiscal 1995 year-end marketing programs. Swanson Canada and Vlasic pickles, led by Sandwich Stackers, showed volume increases.

  Cost of products sold as a percentage of net sales improved in fiscal 1996 by
1.1 points to 70.3% from 71.4% in fiscal 1995, principally driven by higher selling prices and manufacturing cost improvements offset by slightly weaker product mix.

  Marketing and sales expenses, as a percentage of net sales, were virtually unchanged at 17.1% in fiscal 1996 compared to 17.2% in fiscal 1995.

  Administrative and research and development expenses were approximately the same percentage of net sales in fiscal 1996 as fiscal 1995.

  Other expense, net, was essentially unchanged in fiscal 1996 compared to fiscal 1995.

  The effective income tax rate was 31.0% in fiscal 1996 compared to 33.5% in fiscal 1995. Excluding restructuring charges, the rate was 33.3% in fiscal 1996 compared to 33.5% in fiscal 1995.

 Restructuring Program

  A special charge of $12.6 million ($7.8 million after tax) was recorded in the first quarter of fiscal 1997 to cover the costs of a restructuring program. The restructuring program was designed to improve operational efficiency by closing various pickle facilities and reducing approximately 50 administrative and operational positions from the worldwide workforce. The restructuring charge includes approximately $4.6 million in cash charges, primarily related to severance and employee benefit costs, substantially all of which was paid by the end of the first quarter of fiscal 1998. The balance of the restructuring charge, amounting to $8.0 million, relates to non-cash charges for losses on the disposition of plant assets. Vlasic substantially completed the program during the first quarter of fiscal 1998.

  A special charge of $37.2 million ($22.8 million after tax) was recorded in the fourth quarter of fiscal 1996 to cover the costs of a restructuring program designed to improve operational efficiency in the U.S. frozen foods segment (by closing the former Modesto plant, with a reduction of approximately 500 employees, and increasing production at the Omaha and Fayetteville plants) and in the foods distribution business in Germany (by combining certain sales functions from two locations into the unit's headquarters). The restructuring charge includes approximately $22.1 million in cash charges, primarily related to severance and employee benefit costs, and $15.1 million in non-cash charges for losses on disposition of plant assets. The program was completed in fiscal 1997.

  The combination of the fiscal 1997 and fiscal 1996 restructurings are expected to result in approximately $22 million in aggregate savings in fiscal 1997 and fiscal 1998 from reductions in employee salaries and benefits, plant overhead and depreciation. The expected cash outflows should not adversely affect Vlasic's liquidity. See Note 5 to the Combined Financial Statements for the components of the restructuring liability and the related activity.

 Results by Segment

  The following table sets forth certain segment information for the fiscal periods indicated:

                                                1997        1996        1995
                                             ----------  ----------  ----------
                                                      (000 OMITTED)
     NET SALES
       Frozen Foods......................... $  614,467  $  583,384  $  609,275
       Grocery Products.....................    538,684     561,154     542,106
       Agricultural Products................    366,113     369,088     363,346
       Eliminations.........................    (10,979)    (14,659)    (10,409)
                                             ----------  ----------  ----------
         Total.............................. $1,508,285  $1,498,967  $1,504,318
                                             ==========  ==========  ==========
     EARNINGS BEFORE INTEREST AND TAXES
       Frozen Foods......................... $   56,268  $   15,885  $   46,757
       Grocery Products.....................     49,513      53,748      38,747
       Agricultural Products................     10,846      19,337      23,000
                                             ----------  ----------  ----------
         Total.............................. $  116,627  $   88,970  $  108,504
                                             ==========  ==========  ==========

  Fiscal 1997 Compared to Fiscal 1996
  -----------------------------------

  The net sales of the frozen foods segment increased 5% in fiscal 1997 (up 3.5% on a comparable 52 week basis) to $614.5 million mainly due to increases in Swanson U.S. and Freshbake in the U.K., which contributed equally to the increase. Also, Swanson Canada registered a double-digit increase. This segment's earnings before interest and taxes more than doubled in fiscal 1997 to $56.3 million. Excluding restructuring charges from fiscal 1997 and fiscal 1996, earnings before interest and taxes increased 20%, led by a double-digit gain in Swanson U.S. (driven by improved productivity and lower manufacturing costs resulting from prior-year restructuring programs) and by continued improvement in manufacturing costs for Freshbake in the U.K.

  The net sales of the grocery products segment decreased 4% in fiscal 1997 (down 6.3% on a comparable 52 week basis) to $538.7 million, driven principally by weakness in the German foods distribution business. This weakness was principally caused by difficulties in the transition to a new management information system. These difficulties caused the unit to be unable to receive, process and deliver a substantial number of orders for a period of time. Management believes the difficulties have been corrected and that the business is working to regain lost distribution. The fiscal 1997 net sales of most other businesses included in this segment approximated those for fiscal 1996 (down 2.3% on a comparable 52 week basis). This segment's earnings before interest and taxes decreased 8% in fiscal 1997 to $49.5 million. Excluding restructuring charges from fiscal 1997 and fiscal 1996, earnings before interest and taxes increased 3% as a 25% increase in Vlasic pickle earnings was largely offset by the poor volume performance of the German foods distribution business, which went from a profit in fiscal 1996 to a loss in fiscal 1997. Open Pit barbecue sauce, Argentine retail and the U.K. pickle, canned bean and vegetable businesses lagged in fiscal 1997.

  The net sales of the agricultural products segment declined 1% in fiscal 1997 (down 2.9% on a comparable 52 week basis) to $366.1 million. Reduced overall demand for beef products in Europe and reduced shipments to Campbell were offset by increased contract manufacturing for Campbell Foodservice and increased fresh mushroom sales. This segment's earnings before interest and taxes declined 44% in fiscal 1997 to $10.8 million from $19.3 million in fiscal 1996. The decline was due in approximately equal parts from reduced sales of frozen cooked beef and unfavorable mushroom costs.

  Fiscal 1996 Compared to Fiscal 1995
  -----------------------------------

  The $583.4 million of net sales for the frozen foods segment in fiscal 1996 represented a decrease of 4% principally due to a decline in Swanson U.S. attributable to the timing of marketing programs at the end of fiscal 1995. A double-digit gain in Swanson Canada was offset by a 6% volume decline in Freshbake in the U.K. which was principally due to reduced overall demand for beef products in Europe. This segment's earnings before interest and taxes in fiscal 1996 decreased 66% to $15.9 million due to restructuring charges. Excluding the restructuring charges, earnings before interest and taxes increased 5%. This was driven by Swanson Canada net sales increases and higher relative earnings at Freshbake in the U.K. stemming from improved operating efficiencies. Swanson U.S. was flat as cost improvements offset the sales decline.

  The net sales of the grocery products segment in fiscal 1996 were $561.2 million, an increase of 3.5% driven by a 9% increase in net sales of Vlasic pickles resulting from the successful introduction of Sandwich Stackers. This segment's earnings before interest and taxes increased 39% in fiscal 1996. Excluding the fiscal 1996 restructuring charges, earnings before interest and taxes increased 49% driven by higher net sales, improved manufacturing costs and controlled marketing expenditures for Vlasic pickles. SonA weakened during fiscal 1996 while Open Pit barbecue sauce and Argentine retail improved.

  The net sales of the agricultural products segment increased 1.6% in fiscal 1996 to $369.1 million due principally to double-digit gains in contract manufacturing for Campbell Foodservice. Fresh mushroom sales weakened in fiscal 1996 but Argentine beef sales increased slightly as higher sales to Campbell offset export weaknesses related to overall reduced demand for beef products in Europe. This segment's earnings before interest and taxes declined 16% principally due to higher mushroom costs.

LIQUIDITY AND CAPITAL RESOURCES

  Vlasic's principal capital requirements are to fund working capital needs and capital expenditures and to meet required debt payments. Vlasic anticipates that its operating cash flow, together with available borrowings under the New Credit Facility, will be sufficient to meet its working capital requirements, capital expenditure requirements and interest service requirements on its debt obligations. Assuming that the transactions contemplated by the Spin-Off had been consummated on February 1, 1998, Vlasic's pro forma debt and shareowners' equity at February 1, 1998 would have been approximately $572.6 million (consisting of $502 million of long-term debt, the $58.7 million payable to Campbell from subsidiaries of Vlasic and $11.9 million of notes payable) and $138.7 million, respectively. Vlasic's pro forma interest expense would have been approximately $40.7 million in fiscal 1997 had the Spin-Off been consummated as of the beginning of fiscal 1997. See "Pro Forma Condensed Combined Financial Information."

 Cash Flows

  Net cash provided by operating activities was $178.4 million in fiscal 1997, $152.2 million in fiscal 1996, and $111.2 million in fiscal 1995--a total cash flow of $441.8 million over the three-year period. Cash flows from operations are principally and consistently driven by net earnings before depreciation and amortization and restructuring charges. However, strong working capital management, particularly in the last two years, has added over $52 million to cash flows from operations.

  Vlasic's cash flows from operations provided adequate funding for capital expenditures in all years and provided for substantial reductions in Campbell's net investment in Vlasic of $104 million in fiscal 1997 and $94.6 million in fiscal 1996. In fiscal 1995, the acquisition of Stratford-upon-Avon was funded principally from cash flows from operations in excess of capital expenditures and an increase in Campbell's net investment in Vlasic of $8.6 million.

  Cash flows used in investing activities are principally for capital expenditures, which were $79.3 million in fiscal 1997, $59.1 million in fiscal 1996 and $51 million in fiscal 1995. Capital expenditures have been somewhat higher than normal ($50 million) in fiscal 1996 and fiscal 1997 due to restructuring programs in the Swanson U.S. and Vlasic pickle businesses. Older, inefficient plants were closed and new capacity added to newer, more modern facilities as discussed under "--Restructuring Program" above. In addition to capital expenditures, fiscal 1995 cash flows used in investing activities included the $60 million acquisition of the SonA pickle, canned beans and vegetables business in the U.K.

 Financial Position

  Vlasic's financial position has been relatively stable over the years. Accounts receivable and inventories declined and accounts payable increased as working capital levels were managed aggressively. Accrued liabilities declined due principally to charges against the restructuring reserve.

  Fixed assets reflect the excess of capital expenditures over depreciation and asset sales.

MARKET RISK SENSITIVITY; DERIVATIVE FINANCIAL INSTRUMENTS

  Vlasic does not enter into derivative financial instruments for trading purposes, nor is it party to any leveraged derivative instrument. The use of derivative financial instruments is monitored through regular communication with senior management and the utilization of written guidelines.

  Vlasic's use of derivative financial instruments is currently limited to forward foreign exchange contracts, which are used to hedge firm sale and purchase commitments denominated in foreign currencies. At August 3,

1997 and July 28, 1996, open contracts and related deferred gains or losses were not significant. All open contracts mature in fiscal 1998.

INFLATION

  Inflation during recent years has not had a significant effect on Vlasic.

RECENT DEVELOPMENTS

  In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 128 (SFAS 128)--"Earnings per Share." The standard requires dual presentation of "basic" and "diluted" earnings per share. Vlasic will adopt SFAS 128 in its first quarterly earnings statement issued after the effective date of the Spin-Off. The earnings per share information included in the Pro Forma Condensed Combined Statements of Earnings on pages 23 and 24 have been calculated in accordance with SFAS 128.

  In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130 (SFAS 130)--"Reporting Comprehensive Income." This standard requires the reporting and display of comprehensive income in a full set of general purpose financial statements. The provisions of the statement are effective for fiscal years beginning after December 15, 1997.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
              FOR THE SECOND QUARTERS AND SIX MONTH PERIODS ENDED
                     FEBRUARY 1, 1998 AND JANUARY 26, 1997

  The following discussion is based upon and should be read in conjunction with the Unaudited Interim Combined Financial Statements, including the notes thereto, included elsewhere in this document.

GENERAL

  See the "General" section of the Management's Discussion and Analysis of the audited annual financial statements on pages 28 and 29 for a description of businesses included, impact of assumption of debt by Vlasic under the New Credit Facility and other arrangements between Campbell and Vlasic relating to the Spin-Off.

  The unaudited Interim Combined Financial Statements may not necessarily be indicative of the results of operations, financial position and cash flows of Vlasic in the future or had it operated as a separate, independent company during the periods presented. The unaudited Interim Combined Financial Statements do not reflect any changes that may occur in the financing and operations of Vlasic as a result of the Spin-Off.

RESULTS OF OPERATIONS

 Overview

  Net sales in the second quarter of fiscal 1998 were $375.3 million, a decrease of 2.5% from the second quarter of fiscal 1997. Comparability in net earnings with the second quarter last year was impacted by the adoption of a one-time accounting change. On November 20, 1997, the Emerging Issues Task Force (EITF) released Issue 97-13 "Accounting for Costs Incurred in Connection with a Consulting Contract that Combines Business Process Reengineering and Information Technology Transformation." The impact of this required accounting change was a charge of $0.6 million after-tax. Excluding the accounting change, earnings before cumulative effect of accounting change in the second quarter were $18.8 million, a decrease of 4.4% from last year. Including the accounting change, net earnings in the second quarter were $18.2 million, a decrease of 7.5% from last year.

  Net sales for the first six months of fiscal 1998 were $723.2 million, a decrease of 3.6% compared to the first six months of fiscal 1997. Net earnings for the first six months of fiscal 1998 were $34.3 million, an increase of 16.2% compared to the first six months of fiscal 1997, the latter of which was impacted by a first quarter fiscal 1997 restructuring charge. Excluding the accounting change discussed above from fiscal 1998 and the after-tax restructuring charge of $7.8 million from fiscal 1997, net earnings declined 6.3% in the first six months of fiscal 1998.

  Assuming that the transactions contemplated by the Spin-Off had been consummated as of the beginning of fiscal 1997, Vlasic's pro forma interest expense would have been approximately $20.5 million and its pro forma net earnings before cumulative effect of accounting change would have been approximately $21.2 million in the first six months of fiscal 1998. See "Pro Forma Condensed Combined Financial Information."

 Combined Statement of Earnings

  The following table sets forth certain items in Vlasic's combined statements of earnings as percentages of its net sales for the fiscal quarters indicated:

                                   SECOND QUARTER            SIX MONTHS
                               ----------------------- -----------------------
                               FISCAL 1998 FISCAL 1997 FISCAL 1998 FISCAL 1997
                               ----------- ----------- ----------- -----------
Net sales.....................   100.0%      100.0%      100.0%      100.0%
Cost of products sold.........    71.4%       70.8%       71.8%       70.8%
Marketing and selling ex-
 penses.......................    15.5%       16.8%       15.9%       17.0%
Administrative expenses.......     3.7%        3.4%        4.0%        3.6%
Research and development ex-
 penses.......................     0.5%        0.5%        0.5%        0.5%
Other (income) expense........     0.4%        0.7%        0.0%        0.5%
Restructuring charge..........     0.0%        0.0%        0.0%        1.8%
                                 ------      ------      ------      ------
  Total costs and expenses....    91.5%       92.2%       92.2%       94.2%
Earnings before interest and
 taxes........................     8.5%        7.8%        7.8%        5.8%

  Second Quarters
  ---------------

  Net sales of $375.3 million in the second quarter of fiscal 1998 decreased 2.5% from the second quarter of fiscal 1997. Changes in selling prices increased net sales 1.0% and changes in foreign currency rates reduced net sales by 1.2%. Volume declines in Vlasic pickles, the German foods distribution business and the edible oils business in Argentina resulted in a 2.3% decline in net sales. Although the German foods distribution business continued to experience a period-to-period decline in net sales as a result of the fiscal 1997 systems difficulties, the rate of the decline is moderating.

  Cost of products sold as a percentage of net sales increased by 0.6 points to 71.4% in the second quarter of fiscal 1998, up from 70.8% in the second quarter of fiscal 1997, as the highest cattle costs in over a decade in Argentina offset improvements in other manufacturing operations, principally Swanson frozen foods and Vlasic pickles which benefited from the fiscal 1996 and fiscal 1997 restructuring programs.

  Marketing and selling expenses as a percentage of net sales declined in the second quarter of fiscal 1998 to 15.5% from 16.8% in the second quarter of fiscal 1997, principally due to lower couponing and advertising in Swanson U.S. and Vlasic pickles.

  Administrative expenses, as a percentage of net sales, increased 0.3 points in the second quarter of fiscal 1998 to 3.7% from 3.4% in the second quarter of fiscal 1997, as a result of increased service fees from Campbell.

  Research and development expenses, as a percentage of net sales, were unchanged in the second quarter of fiscal 1998 compared to the second quarter of fiscal 1997.

  Other expense in the second quarter of fiscal 1998 was $1.4 million compared to $2.3 million in the second quarter of fiscal 1997. The decline is attributable to reduced expense associated with Campbell's long-term incentive plan.

  Earnings before interest and taxes as a percentage of net sales were 8.5% in the second quarter of fiscal 1998 compared to 7.8% in the second quarter of fiscal 1997. The increased margin was driven by reduced marketing expenses and improved manufacturing efficiencies in the U.S., offset by the higher cattle costs in Argentina.

  The effective income tax rate was 40.7% in the second quarter of fiscal 1998 compared to 33.0% in the second quarter of fiscal 1997. The higher tax rate in fiscal 1998 is driven by lower earnings in Argentina where the tax rate is lower due to export rebates which are excludable from taxable income.

  Six Months
  ----------

  Net sales of $723.2 million in the first six months of fiscal 1998 decreased 3.6% from the first six months of fiscal 1997. Changes in selling prices increased net sales 0.5% and changes in foreign currency rates reduced net sales by 1.0%. Volume declines in Vlasic pickles, the German foods distribution business and the edible oils business in Argentina resulted in a 3.1% decline in net sales. Although the German foods distribution business continued to experience a period-to-period decline in net sales as a result of the fiscal 1997 systems difficulties, the rate of the decline is moderating.

  Cost of products sold as a percentage of net sales increased by 1.0 points to 71.8% in the first six months of fiscal 1998, up from 70.8% in the first six months of fiscal 1997, as the highest cattle costs in over a decade in Argentina offset improvements in other manufacturing operations, principally Swanson frozen foods and Vlasic pickles which benefited from the fiscal 1996 and fiscal 1997 restructuring programs.

  Marketing and selling expenses as a percentage of net sales declined in the first six months of fiscal 1998 to 15.9% from 17.0% in the first six months of fiscal 1997, principally due to lower couponing and advertising in Swanson U.S. and Vlasic pickles.

  Administrative expenses, as a percentage of net sales, increased 0.4 points in the first six months of fiscal 1998 to 4.0% from 3.6% in the first six months of fiscal 1997, as a result of increased service fees from Campbell.

  Research and development expenses, as a percentage of net sales, were unchanged in the first six months of fiscal 1998 compared to the first six months of fiscal 1997.

  Other (income) expense in the first six months of fiscal 1998 was $0.1 million income compared to $4.0 million expense in the first six months of fiscal 1997. The variance is attributable to a gain on a fire insurance settlement in the first quarter of fiscal 1998 as well as reduced expense associated with Campbell's long-term incentive plan.

  Earnings before interest and taxes as a percentage of net sales were 7.8% in the first six months of fiscal 1998 compared to 5.8% in the first six months of fiscal 1997. Excluding the first quarter fiscal 1997 restructuring charge, earnings before interest and taxes would have been 7.4% of net sales. The increased margin was driven by reduced marketing expenses and improved manufacturing efficiencies in the U.S., offset by the higher cattle costs in Argentina.

  The effective income tax rate was 37.4% in the first six months of fiscal 1998 compared to 31.3% in the first six months of fiscal 1997. Excluding 1997's restructuring charge, the tax rate would have been 33.0%. The higher tax rate in fiscal 1998 is driven by lower earnings in Argentina where the tax rate is lower due to export rebates which are excludable from taxable income.

  Restructuring Program

  A special charge of $12.6 million ($7.8 million after tax) was recorded in the first quarter of fiscal 1997 to cover the costs of a restructuring program. The restructuring program was designed to improve operational efficiency by closing various U.S. pickle facilities and reducing approximately 50 administrative and operational positions from the worldwide workforce. The restructuring charge included approximately $4.6 million in cash charges, primarily related to severance and employee benefit costs. The balance of the restructuring charge, amounting to $8.0 million, relates to non-cash charges for losses on the disposition of plant assets. The program is now substantially completed.

  The fiscal 1997 restructuring program is expected to result in approximately $10 million in aggregate savings in fiscal 1997 and fiscal 1998 from reductions in employee salaries and benefits, plant overhead and depreciation. See Note 6 to the Unaudited Interim Combined Financial Statements for the components of the restructuring liability and the related activity.

 Results by Segment

  The following table sets forth certain segment information for the fiscal periods indicated:

                                   SECOND QUARTER            SIX MONTHS
                               ----------------------- -----------------------
                               FISCAL 1998 FISCAL 1997 FISCAL 1998 FISCAL 1997
                               ----------- ----------- ----------- -----------
                                                (000 OMITTED)
NET SALES
  Frozen Foods................  $161,939    $160,508    $319,593    $319,189
  Grocery Products............   122,088     137,698     224,283     250,134
  Agricultural Products.......    93,811      88,917     185,480     186,146
  Eliminations................    (2,521)     (2,263)     (6,187)     (5,293)
                                --------    --------    --------    --------
    Total.....................  $375,317    $384,860    $723,169    $750,176
                                ========    ========    ========    ========
EARNINGS BEFORE INTEREST AND
 TAXES
  Frozen Foods................  $ 19,336    $ 14,847    $ 38,138    $ 27,130
  Grocery Products............    14,101      13,324      19,087      12,122
  Agricultural Products.......    (1,430)      1,800        (690)      4,281
                                --------    --------    --------    --------
    Total.....................  $ 32,007    $ 29,971    $ 56,535    $ 43,533
                                ========    ========    ========    ========

  Second Quarters
  ---------------

  The net sales of the frozen foods segment increased 0.9% in the second quarter of fiscal 1998 compared to the second quarter of fiscal 1997. Swanson U.S. sales increased 3.4% due to the timing of marketing programs. Swanson Canada was up slightly, excluding the impact of foreign exchange rates. Freshbake declined due to lower donut and private label sales. This segment's earnings before interest and taxes increased 30% in the second quarter, principally due to higher sales, to improved manufacturing costs and reduced marketing expense in Swanson U.S. and to improved manufacturing costs at Freshbake.

  The net sales of the grocery products segment declined 11.3% in the second quarter of fiscal 1998 compared to the second quarter of fiscal 1997, due to lower volume in the German foods distribution business, softness in the U.S. pickle category and lower sales of edible oils in Argentina. Although the German foods distribution business continued to experience a period-to-period decline in net sales as a result of the fiscal 1997 systems difficulties, the rate of the decline is moderating. This segment's earnings before interest and taxes increased 5.8% in the second quarter driven by improved manufacturing costs and reduced marketing in Vlasic pickles.

  The net sales of the agricultural products segment increased 5.5% in the second quarter of fiscal 1998 compared to the second quarter of fiscal 1997, due to higher beef exports from Argentina and contract manufacturing sales to Campbell Foodservice. This segment incurred a loss of $1.4 million in the second quarter of fiscal 1998 compared to earnings of $1.8 million in the second quarter of fiscal 1997 due to the highest cattle costs in over a decade in Argentina.

  Six Months
  ----------

  The net sales of the frozen foods segment increased 0.1% in the first six months of fiscal 1998 compared to the first six months of fiscal 1997. Swanson U.S. increased 1.4% as second quarter marketing programs offset the decline in the first quarter. Swanson Canada had a double digit increase driven by a strong first quarter. Freshbake declined due to lower donut and private label sales. This segment's earnings before interest and taxes increased 41% in the first six months. Excluding fiscal 1997's restructuring charge, the increase was 28%, driven by improved manufacturing costs and reduced marketing in Swanson U.S., increased Swanson Canada sales, and improved manufacturing costs at Freshbake.

  The net sales of the grocery products segment decreased 10% in the first six months of fiscal 1998 compared to the first six months of fiscal 1997, due to lower volume in the German foods distribution business, softness in the U.S. pickle category and lower sales of edible oils in Argentina. Although the German foods distribution business continued to experience a period-to-period decline in net sales as a result of the fiscal 1997 systems difficulties, the rate of the decline is moderating. This segment's earnings before interest and taxes increased 57% in the first six months of fiscal 1998. Excluding fiscal 1997's restructuring charge, the earnings before interest and taxes declined 13.5%. The majority of the decline was in the German foods distribution business and in Argentina due to the higher cattle prices. Vlasic pickle earnings improved due to improved manufacturing costs and reduced marketing.

  The net sales of the agricultural products segment declined 0.4% in the first six months of fiscal 1998 compared to the first six months of fiscal 1997, as declines in contract manufacturing sales to Campbell Foodservice in the first quarter and lower fresh mushroom sales were not fully offset by higher sales of beef exported from Argentina. This segment incurred a loss of $0.7 million in the first six months of fiscal 1998 compared to earnings before interest and taxes of $4.3 million in the first six months of fiscal 1997 due to the higher cattle prices in Argentina. Mushroom costs improved in the six month period.

LIQUIDITY AND CAPITAL RESOURCES

  Vlasic's principal capital requirements are to fund working capital needs and capital expenditures and to meet required debt payments. Vlasic anticipates that its operating cash flow, together with available borrowings under the New Credit Facility, will be sufficient to meet its working capital requirements, capital expenditure requirements and interest service requirements on its debt obligations. Assuming that the transactions contemplated by the Spin-Off had been consummated on February 1, 1998, Vlasic's pro forma debt and shareowners' equity at February 1, 1998 would have been approximately $572.6 million (consisting of $502.0 million of long-term debt, the $58.7 million payable to Campbell from subsidiaries of Vlasic and $11.9 million of notes payable) and $138.7 million, respectively. Vlasic's pro forma interest expense would have been approximately $20.5 million in the first six months of fiscal 1998 had the Spin-Off been consummated as of the beginning of fiscal 1998. See "Pro Forma Condensed Combined Financial Information."

 Cash Flows

  Net cash used in operating activities was $46.8 million in the first six months of fiscal 1998 compared to net cash provided of $0.2 million in the first six months of fiscal 1997. The variance in cash flow from operations was driven by changes in working capital. The increase in working capital was higher in the first six months of fiscal 1998 compared to the first six months of fiscal 1997 due to a larger increase in receivables resulting from the timing of sales and a larger decrease in accounts payable.

  Cash used in investing activities principally results from capital expenditures. Capital expenditures were $23.3 million in the first six months of fiscal 1998 compared to $35.4 million in the first six months of fiscal 1997. Capital expenditures were higher in the prior year due to new capacity added to newer, modern facilities related to the fiscal 1996 and fiscal 1997 restructuring programs. Capital expenditures for the fiscal year 1998 are expected to be $45 million compared to $79 million in fiscal 1997.

  Cash provided by financing activities was principally funded from Campbell and was used primarily for seasonal working capital requirements.

 Financial Position

  Vlasic's financial position has been relatively stable over the years. However, seasonality drives working capital increases in the first six months. The increase in the first six months of fiscal 1998 was higher than that of the first six months of fiscal 1997 due to higher receivables resulting from the timing of sales and lower accounts payable, as well as lower accrued liabilities due to the completion of the fiscal 1996 and fiscal 1997 restructuring programs.

YEAR 2000

  The year 2000 issue results from computer systems which process dates based on two digits for the year of a transaction rather than a full four digits. Accordingly, these systems are unable to properly process transactions with dates in the year 2000 and beyond. Vlasic has developed and is currently executing an implementation plan to address this issue by replacing or modifying its key financial information and operational computer systems. Vlasic believes that all systems necessary to manage the business effectively will be implemented, modified or upgraded before the year 2000 dating issue impacts these systems. The anticipated costs associated with modifying current systems to be year 2000 compliant will be expensed as incurred and are not expected to be significant to Vlasic's financial results. In addition, Vlasic has assessed its relationships with customers and vendors and does not anticipate any significant problems to occur as a result of the year 2000 issue.

RECENT DEVELOPMENTS

  In the second quarter of fiscal 1998, Vlasic adopted the provisions of Emerging Issues Task Force Bulletin 97-13 (EITF 97-13)--"Accounting for Costs Incurred in Connection with a Consulting Contract That Combines Business Process Reengineering and Information Technology Transformation." The transition provisions of EITF 97-13 require that companies that previously capitalized business process reengineering costs incurred in connection with an overall information technology project identify remaining unamortized costs. These unamortized costs were charged off to the statement of earnings as a cumulative effect of a change in accounting principle in the second quarter of fiscal 1998. The cumulative effect of this change in accounting principle is $0.6 million, net of an income tax benefit of approximately $0.4 million. See
Note 2 to the Unaudited Interim Combined Financial Statements.

  Vlasic is currently reviewing opportunities to streamline certain operational and administrative staff functions which, if approved, would result in special charges in the range of approximately $25 to $30 million before taxes.

                                   FINANCING

  Prior to the Spin-Off, the Vlasic Businesses will continue to be financed through Campbell. In connection with the Spin-Off, a portion of Campbell's outstanding indebtedness will effectively be transferred to Vlasic as of the Distribution Date in the following manner:

    (i) Campbell will borrow approximately $500 million under a new five-year $750 million unsecured revolving credit facility. The New Credit Facility will provide that, upon effectiveness of the Spin-Off, the repayment obligations of Campbell thereunder will be assumed by Vlasic with the effect that Campbell will have no further such obligations thereunder;

    (ii) The amount borrowed by Campbell will be used to repay outstanding third-party indebtedness of Campbell;

    (iii) Vlasic will indemnify Campbell against all liabilities under the New Credit Facility, including the obligation to repay the amounts initially borrowed by Campbell;

    (iv) All intercompany receivables, payables, loans or advances between Campbell and Vlasic will be deemed contributed to capital and canceled without the payment of any cash by either Campbell or Vlasic to the other, except for certain intercompany payables representing advances from Campbell to subsidiaries of Vlasic which will remain outstanding obligations of such subsidiaries of Vlasic to Campbell (approximately $58.7 million);

    (v) Vlasic will have the sole right to make further borrowings under the New Credit Facility; and

    (vi) Campbell will not be obligated with respect to, and will have no right to make, any such further borrowings under the New Credit Facility.

  The New Credit Facility has been filed as an exhibit to the Exchange Act registration statement of which this Information Statement is a part (the "Registration Statement"). The following summary is qualified in its entirety by reference to the New Credit Facility as filed.

  The interest rate applicable to borrowings under the New Credit Facility will be, at Vlasic's option, indexed to (i) the Base Rate (as defined in the New Credit Facility), or (ii) the adjusted London Interbank Offering Rate, plus an appropriate spread over such rate during the period of the New Credit Facility. The New Credit Facility also provides for a facility fee on the $750 million commitment. Such spread and fee may change should Vlasic's debt ratings change. There is also an annual administration fee.

  Vlasic may enter into interest rate swap agreements with a selected number of creditworthy financial institutions in order to reduce its interest rate exposure. Vlasic would likely use interest rate swaps to fix the interest rate on a portion of the amounts outstanding under the New Credit Facility.

  The New Credit Facility contains certain restrictive covenants applicable to Vlasic that will limit its ability or the ability of its subsidiaries to create or allow to exist certain liens. The New Credit Facility also contains restrictive covenants that will restrict Vlasic's ability to merge or dispose of all or a substantial portion of its assets. The covenants of the New Credit Facility also require Vlasic to maintain a minimum fixed charge coverage ratio of 3.00 : 1.00 and a maximum leverage ratio declining from 4.50 : 1.00 in the first three quarters of fiscal 1998 to 3.75 : 1.00 in fiscal 2001.

                                DIVIDEND POLICY

  Although Campbell has historically paid dividends to its shareowners on a regular basis, Vlasic will not be adopting such a policy. Vlasic currently anticipates that no cash dividends will be paid on the Vlasic Common Stock in the foreseeable future in order to conserve cash for the repayment of debt, future acquisitions and capital expenditures. We expect that Vlasic's Board will periodically re-evaluate this dividend policy taking into account operating results, capital needs and other factors.

                                   MANAGEMENT

DIRECTORS

  It is contemplated that the Vlasic Board of Directors will consist of seven directors. The three initial directors named below will be elected by Campbell, as sole shareowner of Vlasic, prior to the Distribution Date. The remaining four directors will be either elected by the Vlasic Board of Directors following the Spin-Off pursuant to the provisions of the Vlasic Bylaws governing the filling of vacancies or nominated for election at Vlasic's first annual meeting of shareowners.

                           Donald J. Keller, Chairman
                               Shaun F. O'Malley
                              Robert F. Bernstock

  Biographies of those members of the Vlasic Board of Directors who will be elected prior to the Distribution Date follow.

  DONALD J. KELLER, age 65, will be elected Chairman. Mr. Keller is currently the Chairman of B. Manischewitz Company, the former Chairman of Prestone Products Corporation, a director of Dan River Inc., Colorado Prime Corp. and Air Express International and a former director of Sysco Corp., General Foods Corp. and WestPoint Pepperell Inc. Immediately prior to his retirement in 1986 after 23 years, Mr. Keller was Executive Vice President of General Foods Corporation in addition to being a director.

  SHAUN F. O'MALLEY, age 62, will be elected a Director. Mr. O'Malley is Chairman Emeritus of Price Waterhouse LLP and serves on a number of corporate, civic, educational and cultural boards, including The Wharton School at the University of Pennsylvania, Horace Mann Educators Corporation, Coty, Inc., the Curtis Institute of Music and the World Affairs Council of Philadelphia. During his tenure at Price Waterhouse, Mr. O'Malley was named U.S. Senior Partner
(1988) and the World Firm Co-CEO (1990). In 1992, he was appointed Joint Chairman of Price Waterhouse and became Chairman in 1993. Mr. O'Malley retired in 1995.

  For biographical information concerning ROBERT F. BERNSTOCK, see "--Executive Officers and Senior Operating Management."

  The role of the Board is to provide independent corporate governance and company oversight. Areas of emphasis include

  . Selection, motivation and evaluation of the Chief Executive Officer;

  . Corporate and Board organization, staffing and succession planning;

  . Compensation programs and personnel evaluation;

  . Long-range goals, strategies and plans;

  . Business reviews, financial performance and reporting;

  . Significant investment or disinvestment; and

  . Optimization of shareowner wealth.

COMMITTEES OF THE VLASIC BOARD

  Vlasic will have an Audit Committee, a Compensation and Organization Committee and a Governance Committee of the Board of Directors. The membership of each of such committees will be determined following the Spin-Off.

 Audit Committee

  The Audit Committee will

  . Recommend the appointment of Vlasic's independent accountants;

  . Review the scope and results of the audit plans of the internal auditors and the independent accountants;

  . Oversee the scope and adequacy of Vlasic's internal accounting control and record-keeping systems;

  . Review compliance with Vlasic's Conflict of Interest Program;

  . Review the objectivity, effectiveness and resources of the internal audit function, which will report directly to the Committee;

  . Confer independently with the internal auditors and the independent accountants;

  . Review non-audit services to be performed by the independent accountants;
    and

  . Determine the appropriateness of fees for audit and non-audit services performed by the independent accountants.

 Compensation and Organization Committee

  The Compensation and Organization Committee will

  . Be responsible for the Chief Executive Officer evaluation process;

  . Review and recommend to the Board salary and incentive compensation, including bonus and stock options, for the Chief Executive Officer;

  . Review and approve the salaries and incentive compensation for all corporate officers and senior executives whose annual salary is $150,000 or more;

  . Review and approve the short-term and long-term incentive compensation programs, including the performance goals thereunder;

  . Review the salary structure and apportionment of compensation among salary and short-term and long-term incentive compensation;

  . Review and approve the incentive compensation to be allocated to employees; and

  . Review, prior to becoming effective, any major organization change that the Chief Executive Officer intends to implement.

 Governance Committee

  The Governance Committee will review and make recommendations to the Board regarding

  . Organization and structure of the Board;

  . Qualifications for director candidates;

  . Candidates for election to the Board;

  . Candidates for the position of Chairperson of the Board;

  . Chairpersons and members for appointment to Board Committees;

  . The role and effectiveness of the Board and each Committee in Vlasic's corporate governance process;

  . Evaluations of the Board and each of the directors; and

  . Remuneration for non-employee directors.

DIRECTORS' COMPENSATION

  Donald J. Keller will receive a retainer of $100,000 and a grant of options valued at $150,000 for his first year of service as Chairman, and it is presently contemplated that Mr. Keller will receive similar compensation for subsequent years of service. Mr. Keller will also receive a special grant of options valued at approximately $80,000 to compensate him for the loss of certain options to acquire Sysco Corp. stock, which he will forfeit as a result of becoming Chairman of Vlasic. Other non-employee directors will receive an annual grant of options valued at $40,000, a fee of $2,000 for each regular meeting of the Board of Directors attended and a fee of $1,500 for each committee meeting attended. Employee directors of Vlasic will not receive additional compensation for serving on the Board of Directors. Directors will be reimbursed for actual travel costs.

EXECUTIVE OFFICERS AND SENIOR OPERATING MANAGEMENT

  The following persons are expected to serve as the executive officers of Vlasic as of the Distribution Date: Robert F. Bernstock, Norma B. Carter, James
M. Dorsch, Carlos Oliva Funes, Murray S. Kessler, William R. Lewis, Mark I. McCallum and Rolf B. Richter.

  Biographies of the executive officers and the other members of senior operating management of Vlasic as of the Distribution Date follow.

  ROBERT F. BERNSTOCK, age 47, has been elected President and Chief Executive Officer. Mr. Bernstock was most recently an Executive Vice President of Campbell. He joined Campbell in March 1985 and was elected Corporate Vice President and President for U.S. Soup (1990), then was promoted to President of Campbell Soup Company, Ltd. in Canada (1992), President of International Soup
(1993), President of International Grocery (1994) and President of U.S. Grocery
(1996). Prior to joining Campbell, Mr. Bernstock was Vice President of Marketing for Multimate International Inc., one of the largest computer software companies in the nation, and Vice President of Marketing for United Satellite Communications Inc., overseeing the launch of the first direct broadcast satellite service. From 1974 to 1983 he held several positions with General Foods' Main Meal Division, concluding as Group Product Manager. Mr. Bernstock graduated with Honors from Hamilton College (1972) and received an MBA from Harvard University (1974).

  NORMA B. CARTER, age 50, will be elected Vice President, General Counsel and Corporate Secretary. Ms. Carter has served in the Legal Department of Campbell since January 1981, most recently as Vice President-Legal. As a member of Campbell's legal department she has had full legal generalist responsibilities, while specializing in antitrust and global strategic alliances. Ms. Carter joined Campbell after six years as a trial lawyer for the Antitrust Division of the U.S. Department of Justice. She received her undergraduate degree from William Smith College and her law degree from Rutgers University.

  JAMES M. DORSCH, age 52, will be elected Vice President and General Manager-- Vlasic. Mr. Dorsch currently serves as the General Manager for the Vlasic division of Campbell. Prior to that, Mr. Dorsch served as the Vice President of Condiments for the Frozen and Specialty division of Campbell. He joined Campbell in October 1977 and was promoted through director positions in Marketing, including major brands such as Prego and V8, and marketing responsibility for Europe and Asia. Mr. Dorsch received his undergraduate degree from Northwestern University and his MBA from the University of Wisconsin.

  CARLOS OLIVA FUNES, age 55, will be elected Vice President and will continue to serve as President of Swift-Armour in Argentina. Mr. Oliva Funes was named President of Swift-Armour in 1983 and in 1989 was appointed President of Campbell South America, also holding the additional title of Corporate Vice President of Campbell. Mr. Oliva Funes served as Chairman for the Argentine Meat Packers Association from 1992-

1995, and is now the Vice Chairman. He is a member of the Argentine Chamber of Commerce and the Argentine Management Council. Before joining Swift-Armour in 1977 as Executive Vice President, Mr. Oliva Funes was Vice President of the Huancayo Group from 1971 to 1977. Mr. Oliva Funes received his undergraduate degree from the Catholic University of Cordoba Province and completed one year of postgraduate education in Business Administration at the University of California.

  MURRAY S. KESSLER, age 38, will be elected Vice President and General Manager--Swanson. Mr. Kessler currently serves as General Manager for the Swanson division of Campbell. Prior to that, he served as the Vice President of Sales and Marketing for the Pace Foods division of Campbell. He joined Campbell in December 1986 and was promoted through various positions, including Vice President of Sauces and Vice President--National Sales Manager for the Meal Enhancement Group of Campbell. Prior to that, Mr. Kessler spent three years in brand management with The Clorox Company. He received his undergraduate degree from Villanova University and earned his MBA from New York University.

  WILLIAM R. LEWIS, age 56, will be elected Chief Financial Officer. Most recently, Mr. Lewis served as the Chief Financial Officer of 3D Ultrasound, Inc., Air & Water Technologies Corporation, and other similar assignments in association with Allen & Company. Prior to that, Mr. Lewis was Chief Financial Officer of Simplicity Holdings, Inc. and the Culbro Corporation. He has also served as Vice President and Treasurer for Columbia Pictures, Inc. and in various financial positions with PepsiCo Inc. Prior to January 22, 1993, Mr. Lewis was Chief Financial Officer of Nutri/System, Inc., a privately-held company which filed a petition under Chapter 11 of the United States Bankruptcy Code in May 1993. Mr. Lewis earned his undergraduate degree at Dartmouth College and his MBA in Finance from Columbia University.

  MARK I. MCCALLUM, age 43, will be elected Vice President and General Manager--Grocery. Mr. McCallum currently serves Campbell as General Manager for the same grocery products businesses for which he will be responsible at Vlasic. Prior to that, he served as Vice President and General Manager for the Sanwa, Campbell Fresh and the Prepared Foods divisions of Campbell. He joined Campbell in January 1993 as the General Manager for Campbell Australia and progressed to become the Managing Director for Campbell Asia in Hong Kong. For fifteen years prior, he worked in production, sales and marketing positions in his native Australia with Cadbury Schweppes and General Foods. Mr. McCallum earned his undergraduate degree at Western Sydney University in Australia.

  ROLF B. RICHTER, age 44, will be elected Vice President and General Manager-- Europe. Mr. Richter currently serves Campbell as the Managing Director for the same set of businesses in Europe for which he will be responsible at Vlasic. Prior to that, he served in various positions with Campbell including Managing Director of the Frozen Division in the United Kingdom; General Manager for the Ramen Division; Vice President and General Manager at Campbell Canada for Frozen Foods and Foodservice; and General Manager--Grocery Group. Mr. Richter joined Campbell in 1985. He earned his undergraduate degree from the Ryerson Polytechnical Institute in Canada.

  JOSEPH ADLER, age 43, will be elected Vice President--Controller. He currently serves as the Controller for the Specialty Foods division of Campbell. Prior to that, he was Vice President--Finance and Controller for the Meal Enhancement Group of Campbell's U.S. Grocery division, and served as the interim controller of the U.S. Grocery division. Previous to that, Mr. Adler was Campbell's Assistant Corporate Controller--Business Planning and Assistant Corporate Controller--Financial Reporting. Before joining Campbell in February 1982, Mr. Adler was responsible for financial reporting for SPS Technologies, Inc. and was senior auditor with Deloitte & Touche. A Certified Public Accountant, Mr. Adler received both a Bachelor of Science and an MBA from Rider University.

  LYNNE A. ALVAREZ, age 41, will be elected Vice President--Marketing Services. Currently, Ms. Alvarez serves as Vice President of Customer Marketing, Planning and Promotion with Campbell which she joined in May 1996. Previous to that, Ms. Alvarez served six years as the principal in the management consulting firm L.A. Associates, following five years at American Consulting Corporation where she was Executive Vice President and a member of the Operating Committee. She has an undergraduate degree from Yale University and an MBA from Harvard University.

  MITCHELL GOLDSTEIN, age 37, will be elected Vice President--Strategic Planning and Corporate Development. Currently, Mr. Goldstein serves as the head of Strategic Planning for the Specialty Foods division of Campbell. Prior to that, Mr. Goldstein served as the Director of Strategic Planning for the U.S. Grocery Division of Campbell. He joined Campbell in March 1995 as Director of Strategic Planning at the corporate level, where he helped develop the company's strategic growth plan. Prior to that, Mr. Goldstein worked with Mercer Management Consulting for eleven years, most recently as a Vice President and Partner. He earned his undergraduate degree from The Wharton School of the University of Pennsylvania and his MBA from Harvard University.

  MAURICE J. LANE, age 41, will be elected Vice President--Sales. Currently, Mr. Lane serves as the Vice President of National Sales for the Frozen and Specialty Foods Division of Campbell. Mr. Lane joined Campbell in January 1979 and held various field sales positions in New York, the Southeast and Mid-Central areas, followed by headquarters sales planning and customer development positions. Mr. Lane earned his undergraduate degree from the State University of New York.

  ELIZABETH SHUTTLEWORTH, age 46, will be elected Vice President--Information Technology. Currently, Ms. Shuttleworth serves as the Director of MIS for the Specialty Foods division of Campbell. Previous to that, she served as the Director of Business Systems for the U.S. Grocery Division of Campbell. She joined Campbell in November 1994. Previous to that, for twelve years Ms. Shuttleworth worked in software development of business process applications in South Africa, before moving to the United States where she served as a business analyst and in large project management for Bell Atlantic and as a strategic consultant for SmithKline Beecham. She earned her undergraduate degree at the University of South Africa.

  RICHARD M. VOSBURGH, age 44, will be elected Vice President--Human Resources. He currently serves as the Vice President of Human Resources for the Specialty Foods division. Prior to that, he was the corporate Director of Management Development and Training for Campbell. Previous to joining Campbell in January 1996, Mr. Vosburgh was Vice President-Human Resources for Hyatt Hotels and Resorts and Vice President Human Resources for Mervyn's retail stores, a division of Dayton Hudson Corporation. He was Vice President of The Gallup Organization and Chief of Organizational Development for Volkswagen AG in Germany. For eight years, Mr. Vosburgh was in human resources with Pizza Hut and Taco Bell, divisions of PepsiCo. He earned an undergraduate degree from New College (Sarasota, Florida) and a Masters and Ph.D. in Industrial/Organizational Psychology from the University of South Florida.

  GREGORY L. WADE, age 49, will be elected Vice President--Technology, responsible for Research and Development, Quality Assurance and Engineering Services. He currently serves as the Group Director-Research and Development and Quality Assurance for the International Grocery Division of Campbell. Previous to that, he served as the Senior Director-Research and Development for Canada. Dr. Wade joined Campbell in November 1974. He earned an undergraduate chemistry degree from Rutgers University, a Masters degree in chemistry from Saint Joseph's University and a Doctorate in Food Science from Rutgers University.

SUMMARY OF EXECUTIVE COMPENSATION

  The following table sets forth the compensation received by Vlasic's President and Chief Executive Officer and the four other executive officers of Vlasic who, based on employment with Campbell, were the most highly compensated for fiscal 1997. William R. Lewis was recently elected Chief Financial Officer of Vlasic and was not employed by Campbell during fiscal 1997. Accordingly, he does not appear in the following table.

                              SUMMARY COMPENSATION

                            ANNUAL COMPENSATION              LONG-TERM AWARDS
                          ------------------------ -------------------------------------
                                                              SECURITIES
                                                   RESTRICTED UNDERLYING
        NAME AND          FISCAL                     STOCK    OPTIONS(3)    ALL OTHER
 PRINCIPAL POSITION(1)     YEAR   SALARY   BONUS   AWARDS(2)     (#)     COMPENSATION(4)
 ---------------------    ------ -------- -------- ---------- ---------- ---------------
Robert F. Bernstock.....   1997  $336,875 $282,093 $1,880,177  100,000       $18,352
 President and Chief       1996  $304,167 $237,751 $  181,236   91,200       $16,257
 Executive Officer         1995  $275,000 $228,800 $  853,600   31,800       $15,114

Carlos Oliva Funes......   1997  $430,500 $ 95,696 $  468,988   10,700       $30,000
 Vice President and
 President--Swift-Armour
Rolf B. Richter.........   1997  $168,920 $ 87,599 $  201,856    5,625       $     0
 Vice President and
 General Manager--Europe
Murray S. Kessler.......   1997  $165,958 $ 61,696 $  189,606    4,500       $ 6,830
 Vice President and
 General Manager--
 Swanson
Norma B. Carter.........   1997  $151,667 $ 75,172 $  231,488    6,750       $ 6,805
 Vice President, General
 Counsel and Corporate
 Secretary

--------

(1) The principal position set forth for each named executive officer reflects his or her anticipated position with Vlasic as of the Distribution Date.

(2) Dollar values of stock awards are based on market price at the time of grant. The stock awards listed in this column represent awards of Campbell Stock and do not reflect the adjustments described in "--Treatment of Outstanding Campbell Stock Awards." As discussed under that heading, earnouts of stock awards listed in the above table depend entirely upon the attainment by Campbell of financial goals for cash return on assets and earnings per share. The aggregate number of restricted stock or units held and their value as of the end of the fiscal year for the named executive officers were as follows: Robert F. Bernstock, 65,316 shares/$3,355,610; Carlos Oliva Funes, 23,800 shares/$1,222,725, Rolf B. Richter, 10,900 shares/$559,988; Murray S. Kessler, 10,900 shares/$559,988 and Norma B. Carter, 7,500 shares/$408,123. Campbell pays regular quarterly cash dividends on restricted stock.

(3) The options listed in this column are options to purchase Campbell Stock and do not reflect the adjustments discussed in "--Treatment of Outstanding Campbell Stock Awards." See also "Arrangements Between Campbell and Vlasic Relating to the Spin-Off--Benefits Sharing Agreement."

(4) "All Other Compensation" consists of Campbell contributions or allocations to savings plans (tax-qualified and supplemental) or, in the case of Mr. Oliva Funes, consulting fees for services rendered to other Campbell businesses in Latin America.

  The following table shows option grants by Campbell to the named executive officers during fiscal 1997.

                      OPTION GRANTS IN LAST FISCAL YEAR(1)

                                                                         GRANT DATE
                                       INDIVIDUAL GRANTS                  VALUE(2)
                         ---------------------------------------------- -------------
                         NUMBER OF
                         SECURITIES  % OF TOTAL
                         UNDERLYING   OPTIONS
                          OPTIONS    GRANTED TO  EXERCISE OR             GRANT DATE
                         GRANTED(3) EMPLOYEES IN BASE PRICE  EXPIRATION PRESENT VALUE
      NAME                  (#)     FISCAL YEAR    ($/SH)       DATE         ($)
      ----               ---------- ------------ ----------- ---------- -------------
Robert F. Bernstock.....  100,000       3.8%       $48.31     6/26/07    $1,565,000
Carlos Oliva Funes......   10,700       0.4%       $48.31     6/26/07    $  167,455
Rolf B. Richter.........    5,625       0.3%       $48.31     6/26/07    $   88,031
Murray S. Kessler.......    4,500       0.2%       $48.31     6/26/07    $   70,425
Norma B. Carter.........    6,750       0.3%       $48.31     6/26/07    $  105,638

--------
(1) The options shown in this table are options to purchase Campbell Stock (such options generally, "Campbell Options"). See "--Treatment of Outstanding Campbell Stock Awards" for a discussion of the treatment in the Spin-Off of Campbell Options. The Campbell Options listed above do not reflect the adjustments discussed under that heading.

(2) In accordance with the rules of the Securities and Exchange Commission (the "Commission"), the Black-Scholes option pricing model was chosen to estimate the grant date present value of the options set forth in this table. The use of this model should not be construed as an endorsement of its accuracy at valuing options. All stock option pricing models require a prediction about the future movement of stock price. The following assumptions were made for purposes of calculating the grant date present value: option term of 10 years, volatility of 17.5% (calculated monthly over the three preceding calendar years), dividend yield of 1.9%, forfeiture risk rate of 9% and interest rate of 6.8% (ten-year Treasury note rate at January 2, 1997). The real value of options in this table depends upon the actual performance of Campbell Stock and, as described in "--Treatment of Outstanding Campbell Stock Awards," the actual performance of Vlasic Common Stock during the applicable period and upon when they are exercised. See also "Arrangements Between Campbell and Vlasic Relating to the Spin-Off--Benefits Agreement."

(3) Campbell Options have a ten-year term and vest cumulatively over three years at the rate of 30%, 60% and 100%, respectively, on the first three anniversaries following the date of grant. Unvested options to purchase Campbell Stock will be converted into options to purchase Vlasic Common Stock ("Vlasic Options"), as discussed in "--Treatment of Outstanding Campbell Stock Awards." Under the terms of the long-term incentive plan that Vlasic will adopt on or prior to the Distribution Date, such options will be subject to the same vesting schedule as provided at the time of grant with the holder receiving full credit for service at Campbell prior to the Spin-Off. Vlasic Options will vest immediately in the event of a change in control of Vlasic.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                      AND FISCAL YEAR-END OPTION VALUES(1)

                                                NUMBER OF SECURITIES   VALUE OF UNEXERCISED
                                               UNDERLYING UNEXERCISED  IN-THE-MONEY OPTIONS
                                                  OPTIONS AT FY-END      AT FY-END ($)(2)
                                               ----------------------- ---------------------
                            SHARES     VALUE
                         ACQUIRED ON  REALIZED    EXER-      UNEXER-     EXER-     UNEXER-
      NAME               EXERCISE (#)  ($)(3)    CISABLE     CISABLE    CISABLE    CISABLE
      ----               ------------ -------- ----------- ----------- ---------- ----------
Robert F. Bernstock.....     4,000    $156,437     176,940     176,560 $5,585,409 $1,710,231
Carlos Oliva Funes......    20,000    $471,600      44,460      35,940 $1,242,044 $  515,943
Rolf B. Richter.........       --     $      0      41,340      39,685 $1,319,739 $  657,094
Murray S. Kessler.......     3,500    $ 98,890      15,245      39,505 $  403,668 $  669,389
Norma B. Carter.........     5,600    $209,104      39,100      18,700 $1,253,668 $  245,025

--------
(1) See "--Treatment of Outstanding Campbell Stock Awards" for a description of the effect of the Spin-Off on unexercised Campbell Options.
(2) Value of unexercised options equals fair market value of a share into which the option could have been converted at August 3, 1997 (market price $51.375), less exercise price, times the number of options outstanding.
(3) Value realized equals pretax market value of the stock on date of exercise, less the exercise price, times the number of shares acquired. Shares may be used to pay withholding taxes under Campbell's existing long-term incentive plan and the long-term incentive plan to be adopted by Vlasic prior to the Distribution Date.

TREATMENT OF OUTSTANDING CAMPBELL STOCK AWARDS

  Effective on the Distribution Date, holders of outstanding options to purchase Campbell Stock and grantees of restricted stock awards under Campbell's existing long-term incentive plan will have their interests adjusted. The purpose of these adjustments is to maintain the value of the outstanding Campbell Options and restricted stock awards taking into account the Spin-Off. The Compensation and Organization Committee of Campbell's Board of Directors has approved formulae to adjust the exercise price and award size of Campbell Options and restricted stock awards pursuant to the terms and provisions of each such grant and the Campbell long-term incentive plan.

  Stock Options. Employees of Vlasic who hold Campbell Options under the Campbell long-term incentive plan that have not become exercisable on or prior to the Distribution Date will have such Campbell Options entirely converted into Vlasic Options. For these converted options, the exercise price of each such Vlasic Option will equal the exercise price of the corresponding Campbell Option prior to the Spin-Off, multiplied by a fraction (the "Vlasic Conversion Ratio") where the numerator is the composite volume-weighted average price of Vlasic Common Stock for the trading days during a pricing period to be determined at a future date (the "Per Share Vlasic Common Stock Price") and the denominator is the composite volume-weighted average price of Campbell Stock trading with Vlasic for the trading days during the pricing period to be determined at a future date (the "Per Share Pre-Spin-Off Campbell Stock Price"). The number of shares of Vlasic Common Stock subject to each such Vlasic Option will equal the number of shares subject to the corresponding Campbell Option prior to the Spin-Off divided by the Vlasic Conversion Ratio. All other terms of such Vlasic Options shall be the same as the terms of the Campbell Options from which they were converted.

  While the precise number of shares is yet to be determined, it is expected that Vlasic will grant non-qualified stock options on up to 3,000,000 shares contemporaneously with the Spin-Off to provide for the conversion of Campbell Options into Vlasic Options. For information on anticipated additional grants of Vlasic Options in connection with the Spin-Off, see "--Vlasic Incentive Plans" below.

  Employees of Vlasic who hold Campbell Options that are exercisable as of the Distribution Date will retain the Campbell Options, subject to the following adjustments to the exercise price and number of shares subject to each such option (each, an "Adjusted Campbell Option"). The exercise price of each Adjusted Campbell Option shall be determined by multiplying the Campbell Option exercise price prior to the Spin-Off by a fraction, which shall be no greater than 1.0 (the "Campbell Conversion Ratio"), where the numerator is the composite volume weighted average price of Campbell Stock trading without Vlasic for the trading days during the pricing period to be determined at a future date (the "Per Share Post-Spin-Off Campbell Stock Price") and the denominator is the Per Share Pre-Spin-Off Campbell Stock Price. The number of shares of Campbell Stock subject to each Adjusted Campbell Option will equal the number of shares subject to such Campbell Option prior to the Spin-Off divided by the Campbell Conversion Ratio. All other terms of the Adjusted Campbell Options shall be the same as the terms of the pre-adjustment Campbell Options.

  Employees of Campbell who will continue to be employed by Campbell after the Distribution Date and hold any Campbell Options, and holders of any Campbell Options who retire or who have retired from Campbell on or prior to the Distribution Date, will retain such options, subject to the adjustments to the exercise price and number of shares described in the previous paragraph. All other terms of such Adjusted Campbell Options will remain the same.

  Performance-Based Restricted Stock Awards. Performance-based restricted stock awards under the fiscal 1996 through fiscal 1998 program will be payable in Campbell restricted stock and will be adjusted by dividing the number of Campbell restricted shares held on the Distribution Date by the Campbell Conversion Ratio. In addition, the performance goals under such awards for periods following the Spin-Off will be adjusted to reflect the Spin-Off. If the adjusted earning per share goal for Campbell for fiscal 1998 is met, adjusted awards will be paid to employees of Vlasic and are expected to be paid out on schedule in October 1998. If the adjusted earnings per share goal for Campbell for fiscal 1998 is not met, the adjusted awards to employees who will be employed by Vlasic after the Distribution Date will be pro-rated, based on the number of completed months in the performance period that such employees were employees of Campbell. All such pro-rated awards will be paid out in October 1998.

  Restricted stock awards granted by Campbell under the fiscal 1998 through fiscal 2000 program to employees who will be employed by Vlasic after the Spin-Off will be forfeited. Awards to employees who remain with Campbell following the Spin-Off will be adjusted by dividing the number of Campbell restricted shares held on the Distribution Date by the Campbell Conversion Ratio. The performance goals under such awards for periods following the Spin-Off will be adjusted to reflect the Spin-Off.

VLASIC INCENTIVE PLANS

  On or prior to the Distribution Date, the Vlasic Board will adopt, and Campbell, as sole shareowner of Vlasic will approve, the following incentive compensation plans.

 Long-Term Incentive Plan

  The Vlasic long-term incentive plan is expected to provide for the grant of various types of long-term incentive awards to selected employees of Vlasic, consistent with the objectives and restrictions of the plan. Although these awards may include non-qualified stock options, incentive stock options under the Code, stock appreciation rights, and restricted and unrestricted share awards, it is expected that only stock options will be granted under the plan initially. The term of the plan is expected to be ten years.

  The plan will vest broad powers in the Compensation and Organization Committee of Vlasic's Board of Directors to administer and interpret the plan. This power will include the authority to select the persons to be granted awards, to determine the terms, goals and conditions of awards, and to determine whether such goals and conditions have been met.

  While the precise number of shares is yet to be determined, it is anticipated that Vlasic will grant options for up to 1,800,000 shares of Vlasic Common Stock to senior management of Vlasic following the Spin-Off in addition to those options granted in connection with the conversion of Campbell Options described above in "--Treatment of Outstanding Campbell Stock Awards." A total of 5,800,000 shares of Vlasic Common Stock will be available for issuance under Vlasic's long-term incentive plan.

 Annual Incentive Plan

  The Vlasic annual incentive plan is expected to give the Compensation and Organization Committee of the Vlasic Board the discretion to determine the aggregate amount of money to be used for awards based upon competitive compensation practices and such measures of Vlasic's performance as the Committee selects from time to time. Individual awards will be determined annually by the Committee in accordance with performance goals established by the Committee at the beginning of the fiscal year.

 Deferred Compensation Plan

  It is anticipated that Vlasic will implement a deferred compensation plan that will allow certain Vlasic executives to defer all or a portion of their annual salary and annual incentive plan awards, as well as amounts due under certain other plans or programs maintained by Vlasic. A participant's deferred benefit will be credited with earnings based on one or more hypothetical investments available under the plan.

PENSION AND OTHER PLANS

 Pension Plans

  Many of Vlasic's salaried employees will have been participants in the Campbell Soup Company Retirement and Pension Plan for Salaried Employees. On or prior to the Distribution Date, Vlasic intends to adopt the Vlasic Salaried Pension Plan on terms substantially similar to the Campbell salaried plan, as well as similar pension plans for non-salaried employees and employees covered by collective bargaining agreements. The annual benefits payable under these Vlasic pension plans to most participating employees retiring at or after age 65 will be calculated under the following formulas:

  . For those employees who were employees of Campbell on March 1, 1988, and retire subsequently from Vlasic (i) with 30 years of service, an annual benefit that, when added to one-half of primary Social Security, equals 50% of "final pay," i.e., the average annual earnings in the five calendar years of highest earnings during the last ten calendar years of employment, (ii) with less than 30 years service, an annual benefit equal to the benefit for 30 years service reduced pro rata for years less than 30, and (iii) with more than 30 years service, an annual benefit equal to the benefit for 30 years service, supplemented at the rate of 1/2 of 1% of final pay for each year of service over 30. Alternatively, such employees are entitled to an annual benefit calculated in accordance with the formula below if that benefit would be greater than the one calculated under the foregoing formula.

  . For those employees who became employees of Campbell after March 1, 1988, and retire subsequently from Vlasic, an annual benefit equal to 1% of final pay up to the Social Security covered compensation amount plus 1 1/2% of final pay in excess of the Social Security covered compensation amount for each year of service up to 30 years, and 1/2 of 1% of final pay for each year of service over 30.

  The following table illustrates the approximate annual pension that may become payable to an employee of Vlasic in the higher salary classifications under Vlasic's regular and supplemental pension plans.

  AVERAGE PAY IN                  ESTIMATED ANNUAL PENSIONS(1)
HIGHEST 5 YEARS OF
 LAST 10 YEARS OF
  EMPLOYMENT(2)                         YEARS OF SERVICE
------------------    --------------------------------------------------------------
                         20           25           30           35           40
                      --------     --------     --------     --------     --------
 $  200,000           $ 57,070     $ 71,337     $ 85,604     $ 90,604     $ 95,604
    300,000             87,070      108,837      130,604      138,104      145,604
    400,000            117,070      146,337      175,604      185,604      195,604
    500,000            147,070      183,837      220,604      233,104      245,604
    600,000            177,070      221,337      265,604      280,604      295,604
    700,000            207,070      258,837      310,604      328,104      345,604
    800,000            237,070      296,337      355,604      375,604      395,604
    900,000            267,070      333,837      400,604      423,104      445,604
  1,000,000            297,070      371,337      445,604      470,604      495,604

--------

(1) The estimated amounts assume retirement at age 65 (normal retirement age) with a straight-life annuity without reduction for a survivor annuity or for optional benefits. They are not subject to deduction for Social Security benefits.

(2) Includes annual salary and bonus awards under the Campbell Management Worldwide Incentive Plan. The portion of any pension attributable to deferred bonus awards under that Plan will be paid as supplementary pension benefits from Campbell's (or, following the Spin-Off, Vlasic's) general funds and not from the pension plan.

  The pay covered by the pension plan referred to above is based on the salary and bonus shown in the Summary Compensation Table above for each of the named executive officers of Vlasic. The years of credited service as of December 31, 1997 for the following named executive officers are: Robert F. Bernstock, 21 years; Rolf B. Richter, five years; Murray S. Kessler, 11 years; and Norma B. Carter, 17 years. Carlos Oliva Funes does not participate in the Campbell pension plan. The years of service for Mr. Bernstock include additional years of service pursuant to Campbell's (or, following the Spin-Off, Vlasic's) mid-career hire arrangement.

 Savings Plus Plans

  It is anticipated that Vlasic will establish a defined contribution 401(k) program for its employees on terms substantially similar to the Campbell Savings Plus Plans and that account balances of affected employees under each Campbell Plan will be transferred directly to the applicable Vlasic Plan. After the Spin-Off, both the Campbell Plans and the Vlasic Plans will offer, along with mutual funds, two common stock funds as investment alternatives: (i) a Vlasic common stock fund and (ii) a Campbell common stock fund. Vlasic Plan participants will not be able to increase their holdings in the Campbell stock fund but will be allowed to transfer their account balances out of that fund. To the extent that the plan fiduciaries have not already done so, on December 31, 1999, all remaining investments in the Campbell stock fund under the Vlasic Plans will be automatically liquidated and the proceeds transferred to another investment fund available under the applicable Vlasic Plan. A similar investment restriction and automatic liquidation will apply to the Vlasic stock fund available under the Campbell Plans.

 Other Benefit Plans

  It is expected that Vlasic will adopt a number of plans to provide certain employee welfare benefits to active employees of Vlasic as well as retirees of Vlasic after the Distribution Date, including medical, dental, vision, prescription drug, short and long-term disability, life insurance, severance and other benefits, and the Vlasic Board will reserve the right to amend, suspend or terminate any of these welfare plans.

                SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS,
                   DIRECTORS AND EXECUTIVE OFFICERS OF VLASIC

  None of the present executive officers or directors of Vlasic currently owns any shares of Vlasic Common Stock. All such shares are currently owned by Campbell. However, the executive officers and directors of Vlasic will, by virtue of their ownership of Campbell stock, receive shares of Vlasic Common Stock in the Spin-Off. In addition, as discussed under "Management," certain existing options to purchase shares of Campbell Stock awarded under Campbell incentive plans will be converted into comparable options to purchase shares of Vlasic Common Stock, and it is anticipated that additional grants of options to purchase Vlasic Common Stock will be granted to senior management of Vlasic.

  The following table sets forth the number of shares of Campbell Stock beneficially owned on September 22, 1997 by each of the persons expected to serve as directors of Vlasic after the Spin-Off, the executive officers of Vlasic listed in the Summary Compensation Table in "Management--Summary of Executive Compensation" and all directors and executive officers of Vlasic as a group. The table does not reflect the adjustments to Campbell Options referred to in the preceding paragraph.

                                AGGREGATE                        TOTAL NUMBER OF
                            NUMBER OF SHARES    CAMPBELL STOCK SHARES AND DEFERRED
     NAME                 BENEFICIALLY OWNED(1)  DEFERRED(2)        STOCK(3)
     ----                 --------------------- -------------- -------------------
Donald J. Keller........             --                --                --
Shaun F. O' Malley......             --                --                --
Robert F. Bernstock.....         227,812            68,439           296,251
Carlos Oliva Funes......         136,900             4,790           141,690
Rolf B. Richter.........          60,175               160            60,335
Murray S. Kessler.......          28,206                48            28,254
Norma B. Carter.........          52,162             3,637            55,799
All directors and
 executive officers as a
 group (10 persons).....         551,948            82,808           634,756

--------

(1) Amounts in this column reflect any shares of Campbell Stock that could have been acquired within 60 days of September 22, 1997 under Campbell Options. No individual director or named executive officer of Vlasic beneficially owns 1% or more of the outstanding Campbell Stock, nor do the directors and executive officers as a group.

(2) Deferred stock units were awarded at the election of the individuals to defer previously earned compensation and pending awards of restricted performance stock. The individuals are fully at risk as to the price of Campbell Stock in their deferred stock accounts. Additional stock units are credited to the accounts to reflect accrual of dividends. The stock units do not carry any voting rights.

(3) None of the amounts in this column exceeds 1% of the outstanding Campbell Stock.

  The following table sets forth the owners of more than 5% of the outstanding Campbell Stock as of September 22, 1997.

                                         AMOUNT/NATURE OF      PERCENT OF
NAME/ADDRESS                           BENEFICIAL OWNERSHIP OUTSTANDING STOCK
------------                           -------------------- -----------------
Bennett Dorrance                           52,350,272(1)          11.4%
 DMB Associates
 4201 North 24th Street
 Suite 120
 Phoenix, AZ 85016

Mary Alice Malone                          54,119,028(2)          11.8%
 Iron Spring Farm
 R.D. #3
 Coatesville, PA 19320

Dorrance H. Hamilton, Charles H. Mott      62,880,525(4)          13.7%
 and John A. van Beuren, Voting Trustees
 under the Major Stockholders' Voting
 Trust dated as of June 2, 1990 and
 related persons
 P.O. Box 4098
 Middletown, RI 02842(3)

--------

(1) Bennett Dorrance is a member of the Campbell Board of Directors. He is a grandson of Dr. John T. Dorrance, the brother of Mary Alice Malone, and a cousin of George Strawbridge and Charlotte C. Weber, who are also directors of Campbell. Share ownership shown does not include 306,944 shares held by the Estate of his father, John T. Dorrance, Jr., of which he is an Executor, and as to which shares he disclaims beneficial ownership. Does not include 491,188 shares held as guardian for one of his children nor 491,232 shares held as trustee for one of his children, as to which shares he disclaims beneficial ownership. Does not include 450,700 shares held by the Dorrance Family Foundation.

(2) Mary Alice Malone is a member of the Campbell Board of Directors. She is a granddaughter of Dr. John T. Dorrance. Share ownership shown does not include 306,944 shares held by the Estate of her father, John T. Dorrance, Jr., of which she is an Executor and as to which shares she disclaims beneficial ownership. Does not include 29,108 shares held by her cousin as trustee of a trust for her children, as to which shares she disclaims beneficial ownership.

(3) The June 2, 1990 Voting Trust (the "Voting Trust") was formed by certain descendants (and spouses, fiduciaries and a related foundation) of the late Dr. John T. Dorrance. The participants have indicated that they formed the Voting Trust as a vehicle for acting together as to matters which may arise affecting Campbell's business, in order to attain their objective of maximizing the value of their shares.

  The Trustees act for participants in communications with the Campbell Board of Directors. Participants believe the Voting Trust may also facilitate communications between the Campbell Board and the participants. Under the Voting Trust, all shares held by the trust will be voted by the Trustees whose decision must be approved by at least two Trustees if there are three Trustees then acting. In the event of a disagreement among the Trustees designated by the family groups participating in the trust, the shares of the minority may be withdrawn. The Voting Trust continues for ten years from June 2, 1990, unless it is sooner terminated or extended.

  In September 1990, the Trustees of the Voting Trust requested the Governance Committee of Campbell's Board to nominate Charles Mott as a candidate for election as a director. Mr. Mott currently serves as a director of Campbell.

  The terms of the Voting Trust provide that the shares of Vlasic Common Stock distributed in the Spin-Off in respect of the shares of Campbell Stock subject to the trust will also be subject to the terms of, and will be held by, the Voting Trust following the Spin-Off.

(4) Includes 60,870,900 shares (13.3% of the outstanding shares) held by the Trustees under the Voting Trust with sole voting power and 2,009,625 shares held by participants outside the trust or by persons related to them, for a total of 62,880,525 shares (13.7% of the outstanding shares). Includes 29,551,970 shares (6.5% of the outstanding shares) with sole dispositive power held by the Dorrance H. Hamilton Trust (Mrs. Hamilton is the sole Trustee of the Dorrance H. Hamilton Trust), 200 Eagle Road, Suite 316, Wayne, PA 19087. Also includes 13,476,788 shares with sole dispositive power and 987,568 shares with shared dispositive power held by Hope H. van Beuren, wife of John A. van Beuren, P.O. Box 4098, Middletown, RI 02842. John A. van Beuren also has shared dispositive power over the same 987,568 shares, and holds 13,440,000 shares with sole dispositive power. Also includes 2,010,768 shares held by John A. van Beuren with shared dispositive power. Participants in the Voting Trust have certain rights to withdraw shares deposited with the Trustees including the right to withdraw these shares prior to any annual or special meeting of Campbell shareowners. Dispositive power as used above means the power to direct the sale of the shares; in some cases it does not include the power to direct how the proceeds of sale can be used.

  The foregoing information relating to owners of Campbell Stock is based upon Campbell's existing stock records and data supplied to Campbell by such owners as of September 22, 1997.

                       ARRANGEMENTS BETWEEN CAMPBELL AND
                        VLASIC RELATING TO THE SPIN-OFF

  To govern certain of the ongoing relationships between Campbell and Vlasic after the Spin-Off and to provide mechanisms for an orderly transition, Campbell and Vlasic, or their respective subsidiaries, as applicable, will enter into the various agreements described below. Certain of the agreements summarized below will be included as exhibits to the Registration Statement, and the following summaries are qualified in their entirety by reference to the agreements as filed.

DISTRIBUTION AGREEMENT

  The Distribution Agreement will provide for, among other things, the principal corporate transactions required to effect the Spin-Off and certain other matters governing the relationship between Vlasic and Campbell with respect to or in consequence of the Spin-Off.

  The Distribution Agreement contains provisions designed principally to place with Vlasic, on an "as is, where is" basis, the assets currently related to the Vlasic Businesses and financial responsibility for known and contingent or unknown liabilities of the Vlasic Businesses. In addition, certain other assets and liabilities of Campbell described in the Distribution Agreement will be contributed to, or assumed by, Vlasic. These additional liabilities include, among others, liabilities associated with the New Credit Facility to be assumed by Vlasic on or prior to the Distribution Date, as described under "Financing."

  The Distribution Agreement further provides that all intercompany receivables, payables and loans between Campbell and Vlasic will be released and discharged effective on the Distribution Date, except for certain intercompany payables representing advances from Campbell to subsidiaries of Vlasic which will remain outstanding obligations of such subsidiaries of Vlasic to Campbell following the Spin-Off (approximately $58.7 million). Each of Vlasic and Campbell will release the other from all other obligations and liabilities owed to such party existing on the Distribution Date, other than liabilities and obligations arising under the Distribution Agreement and the other agreements entered into in connection with the Spin-Off and certain other specified liabilities. Likewise, each of Campbell and Vlasic will indemnify the other for liabilities arising from a breach of such agreements or the failure to pay or discharge the liabilities assumed by such party under the Distribution Agreement.

  The Distribution Agreement will contain a non-competition covenant that will prohibit Vlasic from engaging in certain of Campbell's core businesses in the U.S. for a period of three years following the Distribution Date. This covenant has been negotiated to protect the interests of Campbell shareowners in view of the close familiarity of Vlasic's senior management with the proprietary business and marketing plans and strategies (and other confidential information) associated with Campbell's U.S. Grocery operations, as well as the transfer to Vlasic pursuant to the Distribution Agreement of assets and resources which could be used in such businesses. Under the terms of the covenant, for a period of three years after the Distribution Date Vlasic will, in general, be prohibited from manufacturing, distributing, marketing or selling the following products in the U.S. to the extent such products are substantially similar to those products manufactured or sold by Campbell in the U.S. as of the Distribution Date: soups, broths, vegetable juices, salsa and picante and other Mexican sauces or dips, Italian sauces, heat processed prepared pasta and gravies.

  Under the Distribution Agreement and other related agreements, Campbell and Vlasic will agree that Vlasic will have the right to use a portion of Campbell's headquarters in Camden, New Jersey for a transition period. Vlasic will be obligated to pay its share of the costs and expenses associated with the operation and maintenance of the facility.

  Vlasic is currently an additional named insured under all applicable Campbell insurance policies and claim service agreements. Under the Distribution Agreement, Vlasic will be entitled to the benefit of coverage from Campbell's property and liability insurance policies to the extent coverage is applicable or potentially available and where limits of liability have not been exhausted, either on a per occurrence or aggregate basis. To the extent that these policies feature a deductible or self-insured retention, Vlasic will assume legal and financial responsibility for such deductibles or retentions.

  Applicable insurance policies include, but are not limited to, Workers' Compensation, Commercial General Liability (including product liability), Commercial Automobile Liability, Commercial Excess/Umbrella Liability, Directors' and Officers' Liability, Fiduciary Liability, Commercial Comprehensive Crime, Property, and Ocean Marine Insurance. The terms and conditions of these policies, including limits of liability, will not be amended as a consequence of the Spin-Off.

  Vlasic is expected to collateralize or secure financial obligations to other parties reflecting deductibles or self-insured retentions. This may be in the form of either an irrevocable letter of credit or surety bond, or a combination of both. It is not anticipated that the amount of these obligations will be material.

  The Distribution Agreement will provide that the Spin-Off is subject to a number of conditions which are described under "The Spin-Off--Conditions; Termination." The Distribution Agreement may be amended or terminated, and the Spin-Off may be canceled, or certain conditions to the Spin-Off may be waived, at any time prior to the Distribution Date, in the sole discretion of the Campbell Board.

BENEFITS SHARING AGREEMENT

  Prior to the date of the Spin-Off, Campbell and Vlasic will enter into a Benefits Sharing Agreement (the "Benefits Agreement") to set forth the manner in which assets and liabilities under employee benefit plans and other employment-related liabilities will be divided between them, and to help ensure a smooth transition for employees' benefits in the Spin-Off. In general, Vlasic will be responsible for compensation and employee benefits relating to its employees. It is intended that Vlasic will receive corresponding plan assets under the plans that are qualified under the Code, but will receive no assets with respect to liabilities under non-qualified plans. In addition, Campbell will generally remain responsible for liabilities relating to retired employees of the Vlasic Businesses (along with, in certain cases, any corresponding plan assets), including (i) liabilities and assets for pension and savings plan benefits,
(ii) unfunded liabilities for medical plan benefits, and (iii) unfunded deferred compensation liabilities.

  The Benefits Agreement will also provide for the treatment of outstanding Campbell Options. At the time of the Spin-Off, vested Campbell Options held by employees who will be employed by Vlasic after the Spin-Off will be unaffected by the Spin-Off and will be retained by such employees, except that the terms of such options will be adjusted in the manner described in "Management-- Treatment of Outstanding Campbell Stock Awards." Unvested Campbell Options held by such employees will be canceled and replaced by a new grant of options to purchase Vlasic Common Stock at a number of shares and an exercise price designed to preserve, but not increase, the intrinsic value of the canceled Campbell Options based upon the relative trading values of Campbell Common Stock before giving effect to the Spin-Off and Vlasic Common Stock after giving effect to the Spin-Off. Campbell Options held by employees who will be employed by Campbell after the Spin-Off will be unaffected by the Spin-Off and will be retained by such employees, except that the terms of such options will be adjusted in the same manner as the vested Campbell Options held by Vlasic employees. For additional information with respect to the treatment of Campbell Options in the Spin-Off, see "Management--Treatment of Outstanding Campbell Stock Awards." Following the Spin-Off, Vlasic will be responsible for delivering shares of Vlasic Common Stock upon exercise of Vlasic Options, and Campbell will be responsible for the delivery of shares of Campbell Stock upon exercise of Campbell Options.

  In general, as a result of the Spin-Off, holders of restricted shares of Campbell Stock (whether employed by Campbell or Vlasic after the Spin-Off) will be entitled to receive additional shares of restricted Campbell Stock with respect to their restricted shares in lieu of receiving shares of Vlasic Common Stock in the Spin-Off. See "Management--Treatment of Outstanding Campbell Stock Awards" for a more detailed description of the effect of the Spin-Off on unexercised Campbell Options.

TAX SHARING AND INDEMNIFICATION AGREEMENT

  On or prior to the Distribution Date, Vlasic and Campbell will enter into a Tax Sharing and Indemnification Agreement that will set forth each party's rights and obligations with respect to payment and refunds, if any, with respect to taxes for periods before and after the Distribution Date and related matters such as the filing of tax returns and the conduct of audits or other proceedings involving claims made by taxing authorities.

  In general, Campbell will be responsible for filing consolidated U.S. federal and consolidated, combined or unified state income tax returns for periods through the Distribution Date, and for paying the taxes relating to such returns including any subsequent adjustments resulting from the redetermination of such tax liability by the applicable taxing authorities. The Tax Sharing and Indemnification Agreement will also allocate liability between Campbell and Vlasic for property taxes and for any taxes which may arise in connection with separating the Vlasic Businesses from Campbell businesses.

  Pursuant to the Tax Sharing and Indemnification Agreement, Vlasic will agree that for a two-year period following the Distribution Date (i) Vlasic will continue to engage in the Vlasic Businesses, (ii) Vlasic will continue to own and manage at least 50% of the assets which it owns directly or indirectly immediately after the Distribution Date and (iii) Vlasic will not, unless it obtains an IRS tax ruling or a legal opinion reasonably satisfactory to Campbell that such transaction will not cause the Spin-Off to be taxable for U.S. federal income tax purposes, engage in a number of specified transactions. Transactions subject to these restrictions will include, among other things, issuances of Vlasic Common Stock (or certain derivatives thereof) in amounts which would equal or exceed 20% of the outstanding Vlasic Common Stock immediately after the Distribution Date, issuances of instruments other than Vlasic Common Stock (or derivatives thereof) constituting equity for U.S. federal tax purposes, certain redemptions and other acquisitions of capital stock or equity securities of Vlasic, or the merger, dissolution or liquidation of Vlasic.

  In addition, under the Tax Sharing and Indemnification Agreement, Vlasic will agree to indemnify Campbell for tax liabilities arising from a breach of the foregoing provisions, as well as tax liabilities (including the tax liabilities of Campbell's shareowners to the extent such liability is imposed upon or assumed by Campbell) arising from acquisitions of Vlasic Common Stock, or commencement of any tender or exchange offers for Vlasic Common Stock, during the two-year period following the Spin-Off, the consummation of which result in the Spin-Off being taxable for U.S. federal income tax purposes.

  If the obligations of Vlasic under the Tax Sharing and Indemnification Agreement were breached and the Spin-Off were to fail to qualify as tax-free for U.S. federal income tax purposes as a result of such breach, Vlasic would be required to indemnify Campbell for the tax liabilities described above. This indemnification obligation could exceed the net worth of Vlasic at such time.

  Though valid as between the parties thereto, the Tax Sharing and Indemnification Agreement is not binding on the IRS and does not affect the several liability of Campbell, Vlasic and their respective subsidiaries to the IRS for all U.S. federal taxes of the consolidated group relating to periods prior to the Distribution Date.

TRADEMARK LICENSE AGREEMENTS

  On or prior to the Distribution Date, Campbell and Vlasic will enter into a number of intellectual property license agreements, including a license agreement pursuant to which Campbell will grant Vlasic a perpetual, royalty-free license to use the Swanson trademark and related logos, symbols and marks (collectively, "Swanson Marks") in connection with Vlasic's operations after the Spin-Off. Under the terms of this license agreement, Vlasic will have the right to use the Swanson Marks anywhere in the world in connection with the manufacture, distribution, marketing, advertising, promotion and sale of certain foods in the frozen food category.

  Campbell will also grant Vlasic a license to use the Campbell's trademark for up to three years in connection with Vlasic's U.S. retail mushroom business. The license will be on royalty-free terms for its initial 18 months. Thereafter, Vlasic will be obligated to pay a royalty on 1% of Vlasic's retail net sales of mushrooms using the Campbell's trademark.

  These license agreements will contain standard provisions, including those dealing with quality control and termination upon, among other things, material breach and bankruptcy.

TECHNOLOGY SHARING AGREEMENT

  On or prior to the Distribution Date, Vlasic and Campbell will enter into a Technology Sharing Agreement. Under the Technology Sharing Agreement, Campbell will assign certain patents and patent applications relating to the Vlasic Businesses to Vlasic. In addition, Campbell will grant Vlasic a license to use certain patents, patent applications and proprietary manufacturing processes used in the Vlasic Businesses, and to use certain technical information and know-how relating to the Vlasic Businesses.

TRANSITION SERVICES AGREEMENT

  On or prior to the Distribution Date, Campbell and Vlasic will enter into a Transition Services Agreement pursuant to which Campbell and Vlasic will provide each other with transitional administrative and support services for a period of time not expected to exceed 12 months. The Transition Services Agreement will provide that Vlasic will pay a fee to Campbell intended to approximate Campbell's cost for such services.

  The Transition Services Agreement will provide that Vlasic will indemnify Campbell for all claims, losses, damages, liabilities and costs incurred by Campbell to a third party arising in connection with the provision of a service under the agreement, other than those costs resulting from Campbell's willful misconduct or gross negligence. In general, Vlasic can terminate a transition service after an agreed notice period.

SUPPLY AGREEMENTS; CO-PACK AGREEMENTS

  On or prior to the Distribution Date, Campbell and Vlasic will enter into a series of supply agreements whereby Vlasic will provide processed beef and mushrooms to Campbell for the continued manufacture of Campbell's products.

  The raw material supply agreements are anticipated to have a term of two years. Vlasic will sell these materials under mutually agreed pricing mechanisms designed to approximate arm's-length terms.

  Campbell and Vlasic will also enter into a series of contract manufacturing agreements whereby one party will manufacture and pack certain products for the other party for a transition period pending transfer of the production operations associated with such products. It is expected these agreements will be for a term not to exceed two years and will otherwise reflect arm's-length terms and conditions.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL STOCK

  Vlasic's authorized capital stock presently consists of 100 shares of Vlasic Common Stock, no par value. All of such shares are issued and outstanding and are owned by Campbell. Under the Vlasic Charter, as amended and restated prior to the Spin-Off by the Vlasic Board and by Campbell as sole shareowner of Vlasic substantially in the form set forth as an exhibit to the Registration Statement, the total number of shares of all classes of stock that Vlasic will have authority to issue will be 60,000,000, of which 4,000,000 will be Preferred Stock, without par value ("Vlasic Preferred Stock"), and 56,000,000 will be shares of Vlasic Common Stock. No shares of Vlasic Preferred Stock will be issued in connection with the Spin-Off. Based on the number of shares of Campbell Common Stock outstanding at February 9, 1998, approximately 45,413,000 shares of Vlasic Common Stock, constituting approximately 81.1% of the authorized Vlasic Common Stock, will be issued to shareowners of Campbell in the Spin-Off. All of the shares of Vlasic Common Stock issued in the Spin-Off will be validly issued, fully paid and nonassessable. No holder of any capital stock of Vlasic authorized as of the Distribution Date will have any preemptive right to subscribe to any securities of Vlasic of any kind or class.

VLASIC COMMON STOCK

  The owners of Vlasic Common Stock will be entitled to one vote for each share on all matters voted on by shareowners, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by the Vlasic Board with respect to any class or series of Vlasic Preferred Stock, the holders of Vlasic Common Stock will exclusively possess all voting power. The Vlasic Charter does not provide for cumulative voting for the election of directors. Subject to any preferential rights of any outstanding class or series of Vlasic Preferred Stock designated by the Vlasic Board from time to time, the holders of Vlasic Common Stock will be entitled to such dividends as may be declared from time to time by the Vlasic Board from funds available therefor, and, upon liquidation, will be entitled to receive pro rata all assets of Vlasic available for distribution to such holders. Vlasic, however does not currently anticipate that any cash dividends will be paid on the Vlasic Common Stock. See "Certain Special Considerations--Absence of Dividends."

VLASIC PREFERRED STOCK

  The Vlasic Board will be authorized to provide for the issuance of shares of Vlasic Preferred Stock in one or more classes or series, and to fix for each such class or series such voting powers, designations, preferences and relative, participating, optional and other special rights, and such qualifications, limitations or restrictions, as are stated in the resolutions adopted by the Vlasic Board providing for the issue of such series and as are permitted by the New Jersey Business Corporation Act (as amended, the "NJBCA"). Although Vlasic has no intention at the present time of doing so, it could issue a series of Preferred Stock that could, subject to certain limitations imposed by the securities laws and stock exchange rules, impede the completion of a merger, tender offer or other takeover attempt.

CERTAIN OTHER PROVISIONS

  Vlasic Charter. Under the Vlasic Charter, the following actions require the affirmative vote of two-thirds of the votes cast by the holders of all outstanding shares of stock entitled to vote thereon, and, in addition, if any class or series is entitled to vote thereon as a class, the affirmative vote of two-thirds of all of the votes which the holders of each such class or series are entitled to cast thereon: (i) the adoption by the shareowners of a proposed amendment of the Vlasic Charter; (ii) the adoption by the shareowners of a proposed plan of merger or consolidation involving Vlasic; (iii) the approval by the shareowners of a sale, lease, exchange, or other disposition of all, or substantially all, of Vlasic's assets otherwise than in the usual and regular course of business as conducted by Vlasic; and (iv) the dissolution of Vlasic.

  Vlasic Bylaws. The Vlasic Bylaws will establish an advance notice procedure with regard to the nomination, other than by or at the direction of the Vlasic Board of Directors, of candidates for election as directors (the "Nomination Procedure") and for certain matters to be brought before an annual meeting of shareowners (the "Business Procedure"). Pursuant to the Vlasic Bylaws, the Nomination Procedure provides that only persons who are nominated by the Board of Directors or by a shareowner of record who has given timely written notice to the Secretary of Vlasic prior to the meeting at which directors are to be elected will be eligible for election as directors. The Business Procedure provides that at an annual meeting only such business can be conducted as has been brought before the meeting pursuant to the notice of the meeting, by the Board of Directors or by a shareowner of record who has given timely prior written notice to the Secretary of such shareowner's intention to bring such business before the meeting. To be timely, notice must generally be received by Vlasic not less than 60 days nor more than 90 days prior to the first anniversary of the previous year's annual meeting. Notice of a shareowner nomination to be made at a special meeting at which directors are to be elected must be received not earlier than the 90th day before such meeting and not later than the later of (i) the 60th day prior to such meeting and (ii) the tenth day after public announcement of the date of such meeting is first made. Under the Nomination Procedure, notice to Vlasic from a shareowner who proposes to nominate a person at a meeting for election as director must contain certain information about that person, including such person's consent to be nominated and such information as would be required to be included in a proxy statement soliciting proxies for the election of the proposed nominee, and certain information about the shareowner proposing to nominate that person or the beneficial owner, if any, on whose behalf the nomination is made. Under the Business Procedure, notice relating to the conduct of business must contain certain information about such business and about the shareowner who proposes to bring the business before the meeting.

  New Jersey Business Corporation Act. Vlasic is subject to Section 14A:6-1 of the NJBCA dealing with the fiduciary duties of directors of New Jersey business corporations. Among other things, Section 14A:6-1 provides that directors of such corporations may, in discharging their fiduciary duties, consider, among other things, the effects of any action upon employees, suppliers, creditors and customers of the corporation, and upon communities in which the corporation operates, and also may consider the long-term as well as short-term interests of the corporation and its shareholders, including the possibility that those interests may best be served by the continued independence of the corporation.
Section 14A:6-1 further provides that if, on the basis of the foregoing factors, the directors of a New Jersey corporation determine that any offer to acquire the corporation is not in the best interests of the corporation, the directors shall have no obligation to facilitate, to remove barriers (such as a rights plan) to, or to refrain from impeding, the offer.

  Vlasic is also subject to Sections 14A:10A-1 to 14A:10A-6 of the NJBCA, which generally prohibit certain transactions between the corporation and any "interested stockholder" (including generally shareowners beneficially owning 10% or more of the voting power of the corporation) for a period of five years following the shareowner's attainment of such status, unless the Board approved the transaction prior to the shareowner attaining the status of "interested stockholder," and provide for limitations on such transactions at any other time.

                         LIABILITY AND INDEMNIFICATION
                      OF OFFICERS AND DIRECTORS OF VLASIC

LIMITATION OF LIABILITY

  The Vlasic Charter will provide that a director of Vlasic will not be personally liable to Vlasic or its shareowners for monetary damages for breach of any duty owed to Vlasic or its shareowners, except that such provision shall not relieve a director from liability for any breach of duty based upon an act or omission (i) in breach of such person's duty of loyalty to Vlasic or its shareowners, (ii) not in good faith or involving a violation of law or (iii) resulting in receipt by such director of an improper personal benefit. As used in the Vlasic Charter, an act or omission in breach of a person's duty of loyalty means an act or omission which that director knows or believes to be contrary to the best interests of Vlasic or its shareowners in connection with a matter in which such director has a material conflict of interest.

  While the Vlasic Charter will provide directors with protection from awards for monetary damages for certain breaches of their duty of care, it does not eliminate such duty. Accordingly, the Vlasic Charter will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his or her duty of care. The provisions of the Vlasic Charter described above apply to an officer of Vlasic only if he or she is a director of Vlasic and is acting in his or her capacity as director, and do not apply to officers of Vlasic who are not directors.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

  The Vlasic Bylaws will provide that each person who is or was or has agreed to become a director or officer of Vlasic, or each such person who is or was serving or has agreed to serve at the request of Vlasic as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, will be indemnified by Vlasic in accordance with the procedures set forth in the Vlasic Bylaws, to the fullest extent permitted from time to time by the NJBCA, as the same exists or may hereafter be amended or any other applicable laws as currently or hereafter in effect. Vlasic will be required to indemnify any person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Vlasic Board or is an appropriate proceeding to enforce such person's claim to indemnification pursuant to the rights granted by the Vlasic Bylaws or otherwise by Vlasic's Board. In addition, Vlasic may enter into one or more agreements with any person providing for indemnification greater than or different from that provided in the Vlasic Bylaws.

                             AVAILABLE INFORMATION

  Vlasic has filed the Registration Statement with the Commission concerning the shares of Vlasic Common Stock being received by Campbell shareowners in the Spin-Off. This document does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements made in this document concerning the contents of any contract, agreement or other document referred to herein are summaries of certain provisions thereof. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

  The Registration Statement and the exhibits and schedules thereto filed by Vlasic may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such information can be obtained by mail from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such material can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 or accessed electronically by means of the Commission's home page on the Internet (http://www.sec.gov).

  Following the Spin-Off, Vlasic will be required to comply with the reporting requirements of the Exchange Act and will file annual, quarterly and other reports with the Commission. Vlasic will also be subject to the proxy solicitation requirements of the Exchange Act and, accordingly, will furnish audited financial statements to its shareowners in connection with its annual meetings of shareowners.

  No person is authorized by Campbell or Vlasic to give any information or to make any representations other than those contained in this document, and if given or made, such information or representations must not be relied upon as having been authorized.

                             INDEX TO DEFINED TERMS

                             PAGE
                             ----
Adjusted Campbell Option...   50
Benefits Agreement.........   56
Business Procedure.........   60
Campbell...................    1
Campbell Conversion Ratio..   50
Campbell Options...........   48
Campbell Stock.............    7
Code.......................    9
Commission.................   48
Distribution Agent.........    8
Distribution Agreement.....   11
Distribution Date..........    8
Distribution Ratio.........    8
Exchange Act...............    7
IRS........................    9
New Credit Facility........   28
NJBCA......................   60
Nomination Procedure.......   60

                                   PAGE
                                   ----
Per Share Post-Spin-Off Campbell
 Stock Price......................  50
Per Share Pre-Spin-Off Campbell
 Stock Price......................  49
Per Share Vlasic Common Stock
 Price............................  49
Registration Statement............  41
Securities Act....................  10
Spin-Off..........................   7
Swanson Marks.....................  58
Tax Ruling........................   9
Vlasic............................   1
Vlasic Businesses.................   7
Vlasic Bylaws.....................  11
Vlasic Charter....................  11
Vlasic Common Stock...............   7
Vlasic Conversion Ratio...........  49
Vlasic Options....................  48
Vlasic Preferred Stock............  59
Voting Trust......................  54

                         INDEX TO FINANCIAL STATEMENTS

                                                                          PAGE
                                                                          ----
ANNUAL FINANCIAL STATEMENTS
Report of Independent Accountants........................................  F-2
Combined Statements of Earnings--fiscal years ended August 3, 1997, July
 28, 1996 and July 30, 1995..............................................  F-3
Combined Balance Sheets--August 3, 1997 and July 28, 1996................  F-4
Combined Statements of Cash Flows--fiscal years ended August 3, 1997,
 July 28, 1996 and July 30, 1995.........................................  F-5
Combined Statements of Shareowner's Equity--fiscal years ended August 3,
 1997, July 28, 1996 and July 30, 1995...................................  F-6
Notes to Combined Financial Statements...................................  F-7

INTERIM FINANCIAL STATEMENTS (UNAUDITED)
Combined Statements of Earnings (unaudited)--second quarters and six months ended February 1, 1998 and January 26, 1997...................... F-21
Combined Balance Sheets--February 1, 1998 (unaudited) and August 3, 1997
 (audited)............................................................... F-22
Combined Statements of Cash Flows (unaudited)--six months ended February
 1, 1998 and January 26, 1997............................................ F-23
Combined Statements of Shareowner's Equity (unaudited)--six months ended
 February 1, 1998 and January 26, 1997................................... F-24
Notes to Combined Financial Statements (unaudited)....................... F-25

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareowner of Vlasic Foods International Inc.

  In our opinion, the accompanying combined balance sheets and the related combined statements of earnings, of cash flows and of changes in shareowner's equity present fairly, in all material respects, the financial position of Vlasic Foods International Inc. at August 3, 1997 and at July 28, 1996, and the results of their operations and their cash flows for each of the three years in the period ended August 3, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


Price Waterhouse LLP


Philadelphia, Pennsylvania
November 21, 1997

                        VLASIC FOODS INTERNATIONAL INC.

                        COMBINED STATEMENTS OF EARNINGS

       FISCAL YEARS ENDED AUGUST 3, 1997, JULY 28, 1996 AND JULY 30, 1995

                                 (000 OMITTED)

                                                1997       1996       1995
                                              53 WEEKS   52 WEEKS   52 WEEKS
                                             ---------- ---------- ----------
NET SALES (including $155,563, $144,902 and
 $135,001 to related parties)............... $1,508,285 $1,498,967 $1,504,318
                                             ---------- ---------- ----------
Costs and expenses
  Cost of products sold.....................  1,048,433  1,053,348  1,074,321
  Marketing and selling expenses............    266,475    256,666    258,236
  Administrative expenses...................     53,050     54,558     54,517
  Research and development expenses.........      8,620      8,064      8,767
  Other expense.............................      2,446        159        (27)
  Restructuring charges.....................     12,634     37,202
                                             ---------- ---------- ----------
    Total costs and expenses................  1,391,658  1,409,997  1,395,814
                                             ---------- ---------- ----------
EARNINGS BEFORE INTEREST AND TAXES..........    116,627     88,970    108,504
Interest expense............................      1,600      1,071      2,016
Interest income.............................        588        329        205
                                             ---------- ---------- ----------
Earnings before taxes.......................    115,615     88,228    106,693
Taxes on earnings...........................     37,475     27,361     35,711
                                             ---------- ---------- ----------
NET EARNINGS................................ $   78,140 $   60,867 $   70,982
                                             ========== ========== ==========

  The accompanying Notes to Combined Financial Statements on pages F-7 to F-20 are an integral part of the financial statements.

                        VLASIC FOODS INTERNATIONAL INC.

                            COMBINED BALANCE SHEETS

                                 (000 OMITTED)

                                                           AUGUST 3,  JULY 28,
                                                             1997       1996
                                                           ---------  --------
CURRENT ASSETS
Cash and cash equivalents................................. $  9,409   $  5,553
Accounts receivable.......................................  109,676    123,154
Inventories...............................................  163,852    181,947
Other current assets......................................   12,339     20,935
                                                           --------   --------
    Total current assets..................................  295,276    331,589
                                                           --------   --------
Plant assets, net of depreciation.........................  515,646    502,161
Other assets, principally intangible assets, net of
 amortization.............................................   84,186     89,581
                                                           --------   --------
    Total assets.......................................... $895,108   $923,331
                                                           ========   ========
CURRENT LIABILITIES
Notes payable............................................. $    191   $    257
Payable to suppliers and others...........................   95,684     91,513
Overdrafts................................................   27,417     14,869
Accrued liabilities.......................................   88,914    108,071
                                                           --------   --------
    Total current liabilities.............................  212,206    214,710
                                                           --------   --------
Long-term debt............................................    2,252      3,166
Deferred income taxes.....................................   36,815     35,567
Other liabilities.........................................   11,537     10,022
                                                           --------   --------
    Total liabilities.....................................  262,810    263,465
                                                           --------   --------
SHAREOWNER'S EQUITY
Campbell net investment...................................  633,168    659,057
Cumulative translation adjustments........................     (870)       809
                                                           --------   --------
    Total shareowner's equity.............................  632,298    659,866
                                                           --------   --------
    Total liabilities and shareowner's equity............. $895,108   $923,331
                                                           ========   ========

  The accompanying Notes to Combined Financial Statements on pages F-7 to F-20 are an integral part of the financial statements.

                        VLASIC FOODS INTERNATIONAL INC.

                       COMBINED STATEMENTS OF CASH FLOWS

       FISCAL YEARS ENDED AUGUST 3, 1997, JULY 28, 1996 AND JULY 30, 1995

                                 (000 OMITTED)

                                                  1997       1996      1995
                                                ---------  --------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings................................... $  78,140  $ 60,867  $  70,982
Non-cash charges to net earnings
  Restructuring charges........................    12,634    37,202
  Depreciation and amortization................    44,808    45,585     45,464
  Deferred income taxes........................     9,199   (12,730)     2,454
  Other, net...................................     1,515     1,220     (1,127)
Changes in working capital
  Accounts receivable..........................    11,016    19,540    (14,728)
  Inventories..................................    16,858    (1,422)    18,708
  Other current assets and liabilities.........     4,269     1,905    (10,577)
                                                ---------  --------  ---------
    Net cash provided by operating activities..   178,439   152,167    111,176
                                                ---------  --------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant assets......................   (79,301)  (59,053)   (50,969)
Sales of plant assets..........................     8,431     4,318      1,219
Business acquired..............................                        (60,100)
Other, net.....................................       846     2,631     (5,191)
                                                ---------  --------  ---------
    Net cash used in investing activities......   (70,024)  (52,104)  (115,041)
                                                ---------  --------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term borrowings.............      (427)     (425)    (8,635)
Short-term borrowings..........................                            425
Repayments of short-term borrowings............       (17)   (1,431)
Net transactions with Campbell.................  (104,029)  (94,555)     8,577
                                                ---------  --------  ---------
    Net cash (used in) provided by financing
     activities................................  (104,473)  (96,411)       367
                                                ---------  --------  ---------
Effect of exchange rate changes on cash........       (86)       59        344
                                                ---------  --------  ---------
    NET CHANGE IN CASH AND CASH EQUIVALENTS....     3,856     3,711     (3,154)
Cash and cash equivalents at beginning of
 year..........................................     5,553     1,842      4,996
                                                ---------  --------  ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR....... $   9,409  $  5,553  $   1,842
                                                =========  ========  =========

  The accompanying Notes to Combined Financial Statements on pages F-7 to F-20 are an integral part of the financial statements.

                        VLASIC FOODS INTERNATIONAL INC.

                   COMBINED STATEMENTS OF SHAREOWNER'S EQUITY

       FISCAL YEARS ENDED AUGUST 3, 1997, JULY 28, 1996 AND JULY 30, 1995

                                 (000 OMITTED)

                                                         CUMULATIVE
                                            CAMPBELL NET TRANSLATION
                                             INVESTMENT  ADJUSTMENTS   TOTAL
                                            ------------ ----------- ---------
SHAREOWNER'S EQUITY, JULY 31, 1994.........  $ 613,186    $  2,081   $ 615,267
1995 Net earnings..........................     70,982                  70,982
Translation adjustments....................                 (1,090)     (1,090)
Net transactions with Campbell.............      8,577                   8,577
                                             ---------    --------   ---------
SHAREOWNER'S EQUITY, JULY 30, 1995.........    692,745         991     693,736
                                             ---------    --------   ---------
1996 Net earnings..........................     60,867                  60,867
Translation adjustments....................                   (182)       (182)
Net transactions with Campbell.............    (94,555)                (94,555)
                                             ---------    --------   ---------
SHAREOWNER'S EQUITY, JULY 28, 1996.........    659,057         809     659,866
                                             ---------    --------   ---------
1997 Net earnings..........................     78,140                  78,140
Translation adjustments....................                 (1,679)     (1,679)
Net transactions with Campbell.............   (104,029)               (104,029)
                                             ---------    --------   ---------
SHAREOWNER'S EQUITY, AUGUST 3, 1997........  $ 633,168    $   (870)  $ 632,298
                                             =========    ========   =========

  The accompanying Notes to Combined Financial Statements on pages F-7 to F-20 are an integral part of the financial statements.

                        VLASIC FOODS INTERNATIONAL INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                                 (000 OMITTED)

1. CAMPBELL SOUP COMPANY SPIN-OFF OF VLASIC FOODS INTERNATIONAL INC.

  In September, 1997, the Board of Directors of Campbell Soup Company ("Campbell") approved the spin-off of Vlasic Foods International Inc. ("Vlasic") to Campbell shareowners as an independent, publicly-traded company (the "Spin-Off"). The Spin-Off is subject to a tax ruling by the Internal Revenue Service that would allow it to be tax-free to Campbell, Vlasic and Campbell shareowners subject to U.S. federal income taxes, various regulatory approvals, and the approval of a definitive plan by Campbell's Board of Directors. Immediately following the Spin-Off, Campbell will no longer have a financial investment in Vlasic.

  Vlasic consists of Swanson frozen foods in the U.S. and Canada, Vlasic pickles, Open Pit barbecue sauce, and Campbell's mushrooms businesses in the U.S., Freshbake frozen foods and SonA and Rowats pickle and beans businesses in the U.K., the Swift processed beef business in Argentina, and the Kattus specialty foods distribution business in Germany.

  A five-year $750 million unsecured revolving credit facility will be established by Campbell, and $500 million of borrowings under the facility will be used by Campbell prior to the Spin-Off to repay certain of Campbell's debt obligations. Vlasic will assume this credit facility, including the repayment obligations for Campbell's $500 million of borrowings, in connection with the Spin-Off. Following the Spin-Off, Vlasic will have $250 million of borrowing availability remaining, approximately $58.7 million of which is expected to be used for working capital purposes shortly after the Spin-Off. In addition, Vlasic and Campbell will enter into a number of agreements providing for the separation of the companies and governing various relationships between Vlasic and Campbell, including a Separation and Distribution Agreement, a Benefits Sharing Agreement (regarding employee benefits), a Tax Sharing and Indemnification Agreement, a Trademark License Agreement, a Technology Sharing Agreement, a Transition Services Agreement and Supply Agreements.

  The financial statements of Vlasic include the combined financial position, results of operations and cash flows of the businesses described above. Campbell's historical cost basis of assets and liabilities has been reflected in the Vlasic financial statements. The financial information in these financial statements are not necessarily indicative of results of operations, financial position and cash flows that would have occurred if Vlasic had been a separate stand-alone entity during the periods presented or of future results. The combined financial statements included herein do not reflect any changes that may occur in the financing and operations of Vlasic as a result of the Spin-Off.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Combination. The combined financial statements include the accounts of the businesses contributed by Campbell. See Note 1. Significant intercompany transactions are eliminated in combination.

  Fiscal Year. Vlasic's fiscal year ends on the Sunday nearest July 31. There were 53 weeks in fiscal 1997 and 52 weeks in fiscal 1996 and 1995.

  Cash and Cash Equivalents. All highly liquid debt instruments purchased with an initial maturity of three months or less are classified as cash equivalents.

  Inventories. Substantially all domestic inventories are priced at the lower of cost or market, with cost determined by the last-in, first-out (LIFO) method. Other inventories are priced at the lower of average cost or market.

                        VLASIC FOODS INTERNATIONAL INC.

                                 (000 OMITTED)

  Plant Assets. Plant assets are stated at historical cost. Alterations and major overhauls which extend the lives or increase the capacity of plant assets are capitalized. The amounts for property disposals are removed from plant asset and accumulated depreciation accounts and any resultant gain or loss is included in earnings. Ordinary repairs and maintenance are charged to operating costs.

  Depreciation. Depreciation provided in costs and expenses is calculated using the straight-line method. Buildings and machinery and equipment are depreciated over periods not exceeding 45 years and 15 years, respectively. Accelerated methods of depreciation are used for income tax purposes in certain jurisdictions.

  Intangibles. Intangible assets consist principally of excess purchase price over net assets of businesses acquired and trademarks. Intangibles are amortized on a straight-line basis over periods not exceeding 40 years.

  Asset Valuation. The recoverability of plant assets and intangibles is periodically reviewed based principally on an analysis of cash flows.

  Income Taxes. Deferred taxes are provided in accordance with Statement of Financial Accounting Standards (SFAS) No. 109.

  Use of Estimates. Generally accepted accounting principles require management to make estimates and assumptions that affect assets and liabilities, contingent assets and liabilities, and revenues and expenses. Actual results could differ from those estimates.

  Advertising. Advertising costs include the cost of working media (running advertising on television, radio or in print), the cost of producing advertising, and the cost of coupon insertion and distribution. Working media and coupon insertion and distribution costs are expensed in the period the advertising is run or the coupons are distributed. The cost of producing advertising is expensed as of the first date the advertisements take place. Advertising included in Marketing and selling expenses was $21,125 in 1997, $19,303 in 1996, and $20,253 in 1995. At August 3, 1997 and July 28, 1996,
there were no amounts of advertising included in assets in the balance sheets.

  Earnings per share. Historical earnings per share are not presented since Vlasic common stock was not part of the capital structure of Campbell for the periods presented. See the Unaudited Pro Forma Combined Financial Information.

  In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 (SFAS 128)--"Earnings per Share." The standard requires dual presentation of "basic" and "diluted" earnings per share. Vlasic will adopt SFAS 128 in its first quarterly earnings statement issued after the effective date of the Spin-Off.

3. SEGMENT AND GEOGRAPHIC AREA INFORMATION

  Vlasic groups its businesses in three operating segments: frozen foods, grocery products and agricultural products. These operating segments are managed as strategic units due to their distinct manufacturing processes, marketing strategies and distribution channels. The frozen foods segment consists of Swanson frozen foods in the U.S. and Canada and Freshbake frozen foods in the U.K. The grocery products segment includes Vlasic retail and foodservice pickles and condiments in the U.S., Open Pit barbecue sauce in the U.S., SonA

                        VLASIC FOODS INTERNATIONAL INC.

                                 (000 OMITTED)

and Rowats pickles, canned beans and vegetables in the U.K., Kattus specialty foods distribution in Germany and Swift canned meat pates and other grocery products in Argentina. The agricultural products segment includes the U.S. fresh mushroom business, chilled and frozen beef, frozen cooked beef and canned corned beef exported from Argentina and contract manufacturing of frozen foodservice finished product for Campbell's Foodservice in the U.S.

 Segment Information:

                                                1997        1996        1995
                                             ----------  ----------  ----------
NET SALES
  Frozen Foods.............................. $  614,467  $  583,384  $  609,275
  Grocery Products..........................    538,684     561,154     542,106
  Agricultural Products.....................    366,113     369,088     363,346
  Eliminations..............................    (10,979)    (14,659)    (10,409)
                                             ----------  ----------  ----------
    Total................................... $1,508,285  $1,498,967  $1,504,318
                                             ==========  ==========  ==========
EARNINGS BEFORE INTEREST AND TAXES
  Frozen Foods.............................. $   56,268  $   15,885  $   46,757
  Grocery Products..........................     49,513      53,748      38,747
  Agricultural Products.....................     10,846      19,337      23,000
                                             ----------  ----------  ----------
    Total................................... $  116,627  $   88,970  $  108,504
                                             ==========  ==========  ==========
TOTAL ASSETS
  Frozen Foods.............................. $  259,132  $  258,320  $  245,141
  Grocery Products..........................    369,922     373,793     392,494
  Agricultural Products.....................    266,054     291,218     286,024
                                             ----------  ----------  ----------
    Total................................... $  895,108  $  923,331  $  923,659
                                             ==========  ==========  ==========
DEPRECIATION AND AMORTIZATION
  Frozen Foods.............................. $   13,614  $   14,017  $   14,600
  Grocery Products..........................     16,061      16,255      15,992
  Agricultural Products.....................     15,133      15,313      14,872
                                             ----------  ----------  ----------
    Total................................... $   44,808  $   45,585  $   45,464
                                             ==========  ==========  ==========
CAPITAL EXPENDITURES
  Frozen Foods.............................. $   35,576  $   25,494  $   19,435
  Grocery Products..........................     29,399      16,381      15,483
  Agricultural Products.....................     14,326      17,178      16,051
                                             ----------  ----------  ----------
    Total................................... $   79,301  $   59,053  $   50,969
                                             ==========  ==========  ==========

                        VLASIC FOODS INTERNATIONAL INC.

                                 (000 OMITTED)


  The following presents information about operations in different geographic areas:

 Geographic Information:

                                                1997        1996        1995
                                             ----------  ----------  ----------
NET SALES
  United States............................. $  991,523  $  963,896  $  965,118
  Europe....................................    306,210     305,274     304,781
  South America.............................    221,531     244,456     244,828
  Eliminations..............................    (10,979)    (14,659)    (10,409)
                                             ----------  ----------  ----------
    Total................................... $1,508,285  $1,498,967  $1,504,318
                                             ==========  ==========  ==========
EARNINGS BEFORE INTEREST AND TAXES
  United States............................. $   85,965  $   48,979  $   67,693
  Europe....................................     10,424      15,568      17,307
  South America.............................     20,238      24,423      23,504
                                             ----------  ----------  ----------
    Total................................... $  116,627  $   88,970  $  108,504
                                             ==========  ==========  ==========
TOTAL ASSETS
  United States............................. $  453,935  $  448,080  $  431,438
  Europe....................................    205,496     212,961     226,647
  South America.............................    235,677     262,290     265,574
                                             ----------  ----------  ----------
    Total................................... $  895,108  $  923,331  $  923,659
                                             ==========  ==========  ==========

  Transfers between segments and geographic areas are recorded at cost plus markup or at market. Identifiable assets are those assets, including goodwill, which are identified with the operations in each segment or geographic region. The 1997 restructuring charge of $12,634 is allocated to segments as follows: frozen foods $2,697 and grocery products $9,937, and to geographic areas as follows: U.S. $11,334 and Europe $1,300. The 1996 restructuring charge of $37,202 is allocated to segments as follows: frozen foods $33,202 and grocery products $4,000, and to geographic areas as follows: U.S. $33,202 and Europe $4,000.

4. RELATED PARTY TRANSACTIONS

  Certain Vlasic businesses participate in Campbell's centralized cash management system to finance operations. Cash deposits from Vlasic are transferred to Campbell on a daily basis, and Campbell funds Vlasic disbursement bank accounts as required. Unpaid balances of checks are included in accounts payable. No interest has been charged on transactions with Campbell.

  Campbell provided certain selling, general and administrative services to Vlasic including finance, legal, systems, research and development, benefits, facilities and shared sales and distribution support. These expenses were allocated to Vlasic based on net sales, utilization or other methods which management believes to be reasonable. These allocations were $51,288 in 1997, $43,878 in 1996 and $45,263 in 1995 and are included in the appropriate lines of the Combined Statements of Earnings.

  The expenses allocated to Vlasic for these services are not necessarily indicative of the expenses that would have been incurred if Vlasic had been a separate, independent entity and had managed these functions.

                        VLASIC FOODS INTERNATIONAL INC.

                                 (000 OMITTED)

Subsequent to the Spin-Off, Vlasic will be required to manage these functions and will be responsible for the expenses associated with the management of a public company.

  Vlasic is included in the combined federal and certain state income tax returns of Campbell. Income tax expense was calculated as if Vlasic had filed separate income tax returns.

  Vlasic sells to Campbell beef and mushrooms for use as ingredients in Campbell's finished products and frozen foodservice finished product from its agricultural products segment. Vlasic purchases from Campbell retail frozen food finished product in Canada and Open Pit barbecue sauce in the U.S. These transactions are at negotiated prices. Included in the Combined Statements of Earnings are sales to Campbell of $155,563 in 1997, $144,902 in 1996 and $135,001 in 1995. Included in the Combined Statements of Earnings are purchases from Campbell of $26,255 in 1997, $27,310 in 1996 and $25,129 in 1995.

  As discussed in Note 1 above, Campbell and Vlasic will enter into a multi-year agreement for the continued (i) supply of beef and mushrooms, and production of frozen foodservice products in the U.S. by Vlasic and (ii) production of frozen retail products in Canada and Open Pit barbecue sauce in the U.S. by Campbell.

5. RESTRUCTURING PROGRAMS

  A special charge of $12,634 ($7,757 after tax) was recorded in the first quarter of 1997 to cover the costs of a restructuring program. The restructuring program is designed to improve operational efficiency by closing various pickle facilities and reducing approximately 50 administrative and operational positions from the worldwide workforce.

  The restructuring charge includes approximately $4,643 in cash charges primarily related to severance and employee benefit costs, substantially all of which will be paid by the end of the first quarter of 1998. The balance of the restructuring charge, amounting to $7,991, relates to non-cash charges for losses on the disposition of plant assets. Vlasic plans to substantially complete the program in the first quarter of 1998.

  A summary of the original reserves and activity through August 3, 1997 follows:

                                                                         BALANCE
                                                      ORIGINAL   1997    AUG. 3,
                                                      RESERVES ACTIVITY   1997
                                                      -------- --------  -------
   Loss on asset dispositions........................ $ 7,991  $(2,467)  $5,524
   Severance and benefits............................   3,253     (333)   2,920
   Other.............................................   1,390        0    1,390
                                                      -------  -------   ------
     Total........................................... $12,634  $(2,800)  $9,834
                                                      =======  =======   ======

  A special charge of $37,202 ($22,842 after tax) was recorded in the fourth quarter of 1996 to cover the costs of a restructuring program designed to improve operational efficiency in the U.S. frozen food system by closing the Modesto plant (a reduction of approximately 500 employees) and increasing production at Omaha and Fayetteville and improve operational efficiency in the specialty foods distribution business in Germany.

                        VLASIC FOODS INTERNATIONAL INC.

                                 (000 OMITTED)


  The restructuring charge includes approximately $22,077 in cash charges primarily related to severance and employee benefit costs and $15,125 in non-cash charges for losses on disposition of plant assets. The program was completed in fiscal 1997.

  A summary of the original reserves and activity through August 3, 1997 follows:

                                                    BALANCE            BALANCE
                                 ORIGINAL   1996    JULY 28,   1997    AUG. 3,
                                 RESERVES ACTIVITY    1996   ACTIVITY   1997
                                 -------- --------  -------- --------  -------
   Loss on asset dispositions... $15,125  $  (782)  $14,343  $(14,343)     0
   Severance and benefits.......  13,354   (4,202)    9,152    (9,152)     0
   Other........................   8,723   (2,674)    6,049    (6,049)     0
                                 -------  -------   -------  --------    ---
     Total...................... $37,202  $(7,658)  $29,544  $(29,544)     0
                                 =======  =======   =======  ========    ===

6. OTHER EXPENSE

                                                    1997     1996     1995
                                                   -------  -------  -------
   Campbell stock price related incentive
    programs...................................... $ 8,628  $ 3,288  $ 2,597
   Amortization of intangible and other assets....   2,764    2,691    2,620
   Gains on asset sales...........................  (8,179)  (5,496)  (5,489)
   Other, net.....................................    (767)    (324)     245
                                                   -------  -------  -------
     Total........................................ $ 2,446  $   159  $   (27)
                                                   =======  =======  =======

7. ACQUISITIONS

  During the first quarter of 1995, Vlasic acquired Stratford-upon-Avon Foods, a pickle and bean business in the U.K. for $60,100. The acquisition was accounted for as a purchase transaction and operations are included in the financial statements from the date of acquisition. Pro forma financial information would not have a material effect on Vlasic's net sales or net earnings in 1995. The allocation of the purchase price to assets acquired and liabilities assumed was based upon fair value estimates as follows:

                                                                          1995
                                                                         -------
   Working capital...................................................... $16,900
   Fixed assets.........................................................  21,500
   Intangibles (goodwill)...............................................  21,700
                                                                         -------
     Total.............................................................. $60,100
                                                                         =======

8. PENSION PLANS AND RETIREMENT BENEFITS

  Pension Plans. Substantially all U.S. employees of Vlasic participate in Campbell sponsored non-contributory defined benefit pension plans. Benefits are generally based on years of service and employees' compensation during the last years of employment. All plans are funded and contributions are made in amounts not less than minimum statutory funding requirements nor more than the maximum amount that can be deducted for U.S. income tax purposes.

                        VLASIC FOODS INTERNATIONAL INC.

                                 (000 OMITTED)


  It is intended that Vlasic will adopt funded and unfunded defined benefit pension plans with terms that are identical in all material respects to those of Campbell for active Vlasic U.S. employees as of the Distribution Date and that Campbell will transfer certain trust assets, as described below, from its funded plans to Vlasic's plans based upon actuarial determinations consistent with regulatory requirements.

  Net periodic U.S. pension expense allocated to Vlasic was $2,140 in 1997, $3,428 in 1996 and $3,824 in 1995.

  Pension benefits for Vlasic's operations outside the U.S. are provided principally through government plans and also to a lesser extent by company sponsored plans. Vlasic will assume company sponsored defined benefit plans and any related assets will be transferred in accordance with regulatory requirements. Pension expense for operations outside the U.S. was $5,089 in 1997, $5,993 in 1996 and $6,649 in 1995.

  Retiree Benefits. Campbell provides postretirement benefits, including health care and life insurance, to substantially all retired U.S. employees and their dependents. Employees who have 10 years of service after the age of 45 and retire from Vlasic are eligible to participate in the postretirement benefit plans. Vlasic U.S. employees participate in these plans. Postretirement benefit expense allocated to Vlasic was $2,667 in 1997, $8,383 in 1996 and $10,426 in 1995.

  Pension Plans and Retiree Benefits. The related benefit assets and liabilities have not been included in the combined financial statements. Campbell will transfer liabilities for its unfunded pension plans and postretirement health care and life insurance benefits for active Vlasic employees. With respect to funded pension plans, Campbell intends to transfer assets and liabilities to Vlasic's plans approximately equal to projected benefit obligations accrued prior to the Distribution Date, consistent with regulatory requirements.

  Savings Plans. Vlasic U.S. employees participate in Campbell's savings plans. After one year of continuous service, Vlasic matches 50% of employee contributions up to five percent of compensation. In 1997, 1996 and 1995 Campbell increased its contribution to 60% because earnings goals were achieved. Amounts charged to costs and expenses were $2,671 in 1997, $2,168 in 1996 and $2,079 in 1995.

                        VLASIC FOODS INTERNATIONAL INC.

                                 (000 OMITTED)


9. TAXES ON EARNINGS

  The provision for income taxes consists of the following:

                                                       1997    1996      1995
                                                     -------- -------  --------
   Income taxes:
   Currently payable
     Federal........................................ $ 22,229 $29,457  $ 22,699
     State..........................................    3,521   4,371     3,397
     Non-U.S........................................    2,526   6,263     7,161
                                                     -------- -------  --------
                                                       28,276  40,091    33,257
                                                     -------- -------  --------
   Deferred
     Federal........................................    7,258 (10,086)    1,939
     State..........................................    1,207  (1,677)      326
     Non-U.S........................................      734    (967)      189
                                                     -------- -------  --------
                                                        9,199 (12,730)    2,454
                                                     -------- -------  --------
       Total........................................ $ 37,475 $27,361  $ 35,711
                                                     ======== =======  ========
   Earnings before income taxes:
     United States.................................. $ 85,965 $48,979  $ 67,693
     Non-U.S........................................   29,650  39,249    39,000
                                                     -------- -------  --------
       Total........................................ $115,615 $88,228  $106,693
                                                     ======== =======  ========

  The following is a reconciliation of effective income tax rates with the U.S. Federal statutory income tax rate:

                                                               1997  1996  1995
                                                               ----  ----  ----
   Federal statutory income tax rate.......................... 35.0% 35.0% 35.0%
   State income taxes (net of federal tax benefit)............  2.6   2.0   2.3
   Tax effect resulting from other foreign activities......... (1.1) (1.7)   .5
   Tax loss carryforwards..................................... (1.6)  --    (.3)
   Nontaxable export rebate................................... (2.7) (4.9) (4.3)
   Other......................................................   .2    .6    .3
                                                               ----  ----  ----
     Effective income tax rate................................ 32.4% 31.0% 33.5%
                                                               ====  ====  ====

                        VLASIC FOODS INTERNATIONAL INC.

                                 (000 OMITTED)

  Deferred tax liabilities and assets are comprised of the following:

                                                             AUGUST 3, JULY 28,
                                                               1997      1996
                                                             --------- --------
   Depreciation.............................................  $30,992  $29,556
   Capitalized interest.....................................    7,459    7,724
   Other....................................................    5,496    5,633
                                                              -------  -------
     Deferred tax liabilities...............................   43,947   42,913
                                                              -------  -------
   Benefits and compensation................................    6,353    6,292
   Restructuring accruals...................................    3,717   12,165
   Tax loss carryforwards...................................   13,100   14,800
   Other....................................................    4,409    4,187
                                                              -------  -------
   Gross deferred tax assets................................   27,579   37,444
   Deferred tax asset valuation allowance...................  (13,100) (14,800)
                                                              -------  -------
     Net deferred tax assets................................   14,479   22,644
                                                              -------  -------
     Net deferred tax liability.............................  $29,468  $20,269
                                                              =======  =======

  For income tax purposes, certain non-U.S. subsidiaries of Vlasic have tax loss carryforwards of approximately $41 million. Of these carryforwards, $19 million expire through 2001 and $22 million may be carried forward indefinitely. The current statutory tax rates in these countries range from 31% to 33%.

  A full valuation allowance is recorded as a reduction to Vlasic's estimate of the deferred tax assets relating to tax loss carryforwards due to the uncertainty of the ultimate realization of future benefits from such assets. These deferred tax assets pertain to Vlasic's operations in Argentina and to its frozen business in the U.K. The uncertainty surrounding the use of U.K. tax loss carryforwards stems from significant tax law restrictions regarding their use. Moreover, the limited tax loss carryforward periods and exclusion from current taxable income of export rebates create uncertainty about whether Vlasic will be able to utilize its tax loss carryforwards from operations in Argentina.

  Income taxes have not been accrued on undistributed earnings of non-U.S. subsidiaries of $6,502 which are invested in operating assets and are not expected to be remitted. If remitted, tax credits are available to substantially reduce any additional taxes.

10. ACCOUNTS RECEIVABLE

                                                               1997      1996
                                                             --------  --------
   Customers................................................ $ 99,407  $106,272
   Allowances for cash discounts and bad debts..............   (5,241)   (5,166)
                                                             --------  --------
                                                               94,166   101,106
   Other....................................................   15,510    22,048
                                                             --------  --------
     Total.................................................. $109,676  $123,154
                                                             ========  ========

                        VLASIC FOODS INTERNATIONAL INC.

                                 (000 OMITTED)

11. INVENTORIES

                                                             1997       1996
                                                           ---------  ---------
   Raw materials, containers and supplies................. $  54,828  $  74,116
   Finished products......................................   129,088    135,105
                                                           ---------  ---------
                                                             183,916    209,221
   Less: Adjustment to LIFO basis.........................   (20,064)   (27,274)
                                                           ---------  ---------
     Total................................................ $ 163,852  $ 181,947
                                                           =========  =========

  Inventories for which the LIFO method of determining cost is used represented approximately 62% of combined inventories in 1997 and 58% in 1996.

12. OTHER CURRENT ASSETS

                                                             1997       1996
                                                           ---------  ---------
   Prepaid expenses....................................... $   4,448  $   4,584
   Deferred taxes.........................................     7,347     15,298
   Other..................................................       544      1,053
                                                           ---------  ---------
     Total................................................ $  12,339  $  20,935
                                                           =========  =========

13. PLANT ASSETS

                                                             1997       1996
                                                           ---------  ---------
   Land................................................... $  19,715  $  23,882
   Buildings..............................................   291,127    291,988
   Machinery and equipment................................   510,283    504,108
   Projects in progress...................................    43,961     35,594
                                                           ---------  ---------
                                                             865,086    855,572
   Accumulated depreciation...............................  (349,440)  (353,411)
                                                           ---------  ---------
     Total................................................ $ 515,646  $ 502,161
                                                           =========  =========

  Depreciation provided in costs and expenses was $42,044 in 1997, $42,894 in 1996 and $42,844 in 1995. Approximately $22 million of capital expenditures are required to complete projects in progress at August 3, 1997.

                        VLASIC FOODS INTERNATIONAL INC.

                                 (000 OMITTED)

14. OTHER ASSETS, PRINCIPALLY INTANGIBLE ASSETS

                                                            1997      1996
                                                          --------  --------
   Purchase price in excess of net assets of businesses
    acquired (goodwill).................................. $ 53,977  $ 56,194
   Trademarks............................................   14,000    14,000
   Other intangibles.....................................   36,920    36,920
                                                          --------  --------
                                                           104,897   107,114
   Accumulated amortization..............................  (21,522)  (18,624)
                                                          --------  --------
   Total intangible assets...............................   83,375    88,490
   Other assets..........................................      811     1,091
                                                          --------  --------
     Total............................................... $ 84,186  $ 89,581
                                                          ========  ========

15. ACCRUED LIABILITIES

                                                            1997      1996
                                                          --------  --------
   Employee compensation and benefits.................... $ 23,788  $ 29,960
   Marketing.............................................   32,105    22,597
   Restructuring.........................................    9,834    29,544
   Other.................................................   23,187    25,970
                                                          --------  --------
     Total............................................... $ 88,914  $108,071
                                                          ========  ========

16. OTHER LIABILITIES

                                                            1997      1996
                                                          --------  --------
   Deferred compensation................................. $  8,137  $  6,622
   Postemployment benefits...............................    3,400     3,400
                                                          --------  --------
     Total............................................... $ 11,537  $ 10,022
                                                          ========  ========

17. FINANCIAL INSTRUMENTS

  Vlasic does not enter into derivative financial instruments for trading purposes, nor is it party to any leveraged derivative instruments. The use of derivative financial instruments is monitored through regular communication with senior management and the utilization of written guidelines.

  Vlasic's use of derivative financial instruments is currently limited to forward foreign exchange contracts, which are used to hedge firm sale and purchase commitments denominated in foreign currencies. At August 3, 1997 and July 28, 1996, open contracts and related deferred gains or losses were not significant. All open contracts mature in 1998. Gains and losses on the currency contracts are recognized and offset against exchange gains and losses on the underlying exposure.

  The carrying values of cash and cash equivalents, accounts receivable, accounts payable and short-term and long-term debt approximate fair value.

                        VLASIC FOODS INTERNATIONAL INC.

                                 (000 OMITTED)
18. CAMPBELL LONG-TERM INCENTIVE PLAN

  Campbell sponsors a long-term incentive compensation plan. Under the plan, restricted stock and stock options may be granted to certain officers and key employees. Options are granted at a price not less than the fair value of the shares on the date of grant and expire not later than ten years after the date of grant. Options vest over a three-year period. Vlasic's officers and key employees participate in this plan.

  Vlasic accounts for the stock option grants and restricted stock awards in accordance with Accounting Principles Board Opinion No. 25 and related interpretations. Accordingly, no compensation expense has been recognized in the Combined Statements of Earnings for the options as all options are granted at a price not less than the fair value of the shares on the date of the grant. In 1997, Vlasic adopted the disclosure provisions of FASB Statement of Financial Accounting Standards No.123 (SFAS 123)--"Accounting for Stock-Based Compensation."

  Had the compensation cost for the stock option plans been determined based on the fair value at the grant dates for awards under the plans, consistent with the alternative method set forth under SFAS 123, Vlasic's net earnings would have been changed to the pro forma amounts set forth below:

                                                                  1997    1996
                                                                 ------- -------
   Net Earnings
     Reported................................................... $78,140 $60,867
     Pro Forma..................................................  77,106  60,785

  The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1997 and 1996:

                                                                  1997    1996
                                                                 ------- -------
   Expected dividend yield......................................    1.9%    2.2%
   Expected volatility..........................................   17.5%   16.0%
   Risk-free interest rate......................................    6.4%    6.6%
   Expected life................................................ 6 years 6 years

  The weighted-average value of an option granted during the year was $12.90 and $8.43 for the years ended August 3, 1997 and July 28, 1996 respectively.

  The pro forma amounts above are not necessarily representative of the effects of stock-based awards on future pro forma net earnings because (1) future grants of employee stock options by Vlasic management may not be comparable to awards made to employees while Vlasic was a part of Campbell, (2) the assumptions used to compute the fair value of any stock option awards will be specific to Vlasic and therefore may not be comparable to the Campbell assumptions used and (3) the pro forma net earnings were determined based upon stock option grants in 1997 and 1996 only. Accordingly, since compensation expense associated with such grants would be recognized over a three-year vesting period, the initial impact of applying SFAS 123 on pro forma net earnings may not be representative of the potential impact on pro forma net earnings in future years.

                        VLASIC FOODS INTERNATIONAL INC.

                                 (000 OMITTED)

  Information about Campbell stock options held by Vlasic employees and related activity is as follows:

                                       WEIGHTED        WEIGHTED        WEIGHTED
                                       AVERAGE         AVERAGE         AVERAGE
                                       EXERCISE        EXERCISE        EXERCISE
STOCK OPTION PLANS              1997    PRICE   1996    PRICE   1995    PRICE
------------------              -----  -------- -----  -------- -----  --------
Beginning of year.............. 2,344   $22.53  2,069   $15.20  2,124   $12.63
Granted........................   306    48.02    683    34.63    295    24.60
Exercised......................  (363)   16.10   (367)   14.13   (321)   11.68
Terminated.....................   (32)   24.45    (41)   20.32    (29)   19.82
                                -----   ------  -----   ------  -----   ------
  End of year.................. 2,255   $26.94  2,344   $22.53  2,069   $15.20
                                -----           -----           -----
  Exercisable at end of year... 1,200           1,156           1,270
                                =====           =====           =====

                                 STOCK OPTIONS OUTSTANDING  EXERCISABLE OPTIONS
                                --------------------------- ---------------------
                                        WEIGHTED
                                         AVERAGE   WEIGHTED             WEIGHTED
                                        REMAINING  AVERAGE              AVERAGE
    RANGE OF                           CONTRACTUAL EXERCISE             EXERCISE
 EERCISE PRICESX                SHARES    LIFE      PRICE    SHARES      PRICE
---------------                 ------ ----------- -------- ---------  ----------
  $ 7.59-$14.95................   412     2.81      $13.07        338   $    13.07
  $17.69-$34.84................ 1,547     7.37      $26.60        862   $    20.31
  $38.06-$48.31................   296     9.90      $48.10        --           --
                                -----                       ---------
                                2,255                           1,200
                                =====                       =========

  In connection with the separation of Vlasic from Campbell, the following with respect to restricted stock and stock options will occur:

  Restricted stock. Restricted stock which vests by July 31, 1998, or on which the earnings-based restriction period ends in 1998 will be issued in the form of Campbell Stock. Restricted stock for Vlasic's employees with an earnings-based restriction period ending in 2000 will be canceled.

  Stock options. Vlasic's employees who hold stock options which are vested as of the effective date of the Spin-Off will retain those options which will be exercisable for Campbell Stock in accordance with the grants' original terms and conditions as long as they remain employees of Vlasic, except that the number of options and exercise price will be adjusted to preserve the inherent economic value of the options taking into account the Spin-Off. Stock options held by Vlasic's employees which are not vested as of the effective date of the Spin-Off will be converted into options for Vlasic stock. The number of shares subject to, and the exercise price of, each Campbell option that is converted to a Vlasic option will be converted based upon a formula that preserves the inherent economic value and vesting and term provisions of such Campbell options. The exchange ratio and fair market value of the Vlasic common stock, upon active trading, will also impact the number of options issued to Vlasic employees. The number of Campbell stock options held by option holders expected to become Vlasic employees at August 3, 1997 was 2.4 million with a range of exercise price from $7.59 to $48.31. The ultimate number of Campbell stock options to be held by Vlasic employees and the number and exercise price of the Vlasic stock options to be issued, subject to the above calculation, cannot yet be determined.

                        VLASIC FOODS INTERNATIONAL INC.

                                 (000 OMITTED)

  Vlasic intends to establish its own long-term incentive plan which will provide its Board of Directors the flexibility to grant restricted stock, incentive stock options, stock appreciation rights and non-qualified stock options to officers, employees and directors of Vlasic.

19. STATEMENTS OF CASH FLOWS

                                                          1997    1996    1995
                                                         ------- ------- -------
   Interest Paid........................................ $ 1,600 $ 1,071 $ 2,016
   Interest Received.................................... $   588 $   329 $   205
   Income Taxes Paid.................................... $28,276 $40,091 $33,257

20. QUARTERLY DATA (UNAUDITED)

                                                            1997
                                             -----------------------------------
                                              FIRST    SECOND   THIRD    FOURTH
                                             -------- -------- -------- --------
   Net Sales................................ $365,316 $384,860 $357,152 $400,957
   Cost of Products Sold.................... $258,518 $272,478 $248,967 $268,470
   Net Earnings............................. $  9,807 $ 19,708 $ 16,560 $ 32,065

  First quarter 1997 includes after-tax restructuring charges of $7,757. Fourth quarter 1997 includes 14 weeks. See Note 2.

                                                            1996
                                             -----------------------------------
                                              FIRST    SECOND   THIRD    FOURTH
                                             -------- -------- -------- --------
   Net Sales................................ $352,483 $394,205 $380,847 $371,432
   Cost of Products Sold.................... $256,165 $281,266 $269,680 $246,237
   Net Earnings............................. $ 17,180 $ 16,686 $ 19,157 $  7,844

  Fourth quarter 1996 includes after-tax restructuring charges of $22,842.

                        VLASIC FOODS INTERNATIONAL INC.

                        COMBINED STATEMENTS OF EARNINGS

   SECOND QUARTERS AND SIX MONTHS ENDED FEBRUARY 1, 1998 AND JANUARY 26, 1997

                                 (000 OMITTED)

                                  (UNAUDITED)

                                   THREE MONTHS ENDED       SIX MONTHS ENDED
                                 ----------------------- -----------------------
                                 FEBRUARY 1, JANUARY 26, FEBRUARY 1, JANUARY 26,
                                    1998        1997        1998        1997
                                 ----------- ----------- ----------- -----------
NET SALES (including $43,815
 and $39,669 to related parties
 in the second quarters and
 $83,632 and $83,831 to related
 parties in the six month
 periods)......................   $375,317    $384,860    $723,169    $750,176
                                  --------    --------    --------    --------
Costs and expenses
  Cost of products sold........    267,884     272,478     519,224     530,996
  Marketing and selling
   expenses....................     58,296      64,841     114,821     127,799
  Administrative expenses......     13,848      13,239      28,732      27,327
  Research and development
   expenses....................      1,930       2,063       3,948       3,925
  Other (income) expense.......      1,352       2,268         (91)      3,962
  Restructuring charge.........          0           0           0      12,634
                                  --------    --------    --------    --------
    Total costs and expenses...    343,310     354,889     666,634     706,643
                                  --------    --------    --------    --------
EARNINGS BEFORE INTEREST AND
 TAXES.........................     32,007      29,971      56,535      43,533
Interest expense...............        286         735         911         901
Interest income................         59         179         145         330
                                  --------    --------    --------    --------
Earnings before taxes..........     31,780      29,415      55,769      42,962
Taxes on earnings..............     12,942       9,707      20,858      13,447
                                  --------    --------    --------    --------
EARNINGS BEFORE CUMULATIVE
 EFFECT OF ACCOUNTING CHANGE...     18,838      19,708      34,911      29,515
Cumulative Effect of Accounting
 Change........................       (600)          0        (600)          0
                                  --------    --------    --------    --------
NET EARNINGS...................   $ 18,238    $ 19,708    $ 34,311    $ 29,515
                                  ========    ========    ========    ========

 The accompanying Notes to Combined Financial Statements on pages F-25 to F-27 are an integral part of the financial statements.

                        VLASIC FOODS INTERNATIONAL INC.

                            COMBINED BALANCE SHEETS

                                 (000 OMITTED)

                                                         FEBRUARY 1, AUGUST 3,
                                                            1998       1997
                                                         (UNAUDITED) (AUDITED)
                                                         ----------- ---------
CURRENT ASSETS
Cash and cash equivalents...............................  $  1,456   $  9,409
Accounts receivable.....................................   160,119    109,676
Inventories.............................................   163,689    163,852
Other current assets....................................    15,070     12,339
                                                          --------   --------
    Total current assets................................   340,334    295,276
                                                          --------   --------
Plant assets, net of depreciation.......................   507,532    515,646
Other assets, principally intangible assets, net of
 amortization...........................................    89,221     84,186
                                                          --------   --------
    Total assets........................................  $937,087   $895,108
                                                          ========   ========
CURRENT LIABILITIES
Notes payable...........................................  $ 11,944   $    191
Payable to suppliers and others.........................    82,470     95,684
Overdrafts..............................................     9,058     27,417
Accrued liabilities.....................................    63,024     88,914
                                                          --------   --------
    Total current liabilities...........................   166,496    212,206
                                                          --------   --------
Long-term debt..........................................     2,018      2,252
Deferred income taxes...................................    36,892     36,815
Other liabilities.......................................    12,293     11,537
                                                          --------   --------
    Total liabilities...................................   217,699    262,810
                                                          --------   --------
SHAREOWNER'S EQUITY
Campbell net investment.................................   719,660    633,168
Cumulative translation adjustments......................      (272)      (870)
                                                          --------   --------
    Total shareowner's equity...........................   719,388    632,298
                                                          --------   --------
    Total liabilities and shareowner's equity...........  $937,087   $895,108
                                                          ========   ========

 The accompanying Notes to Combined Financial Statements on pages F-25 to F-27 are an integral part of the financial statements.

                        VLASIC FOODS INTERNATIONAL INC.

                       COMBINED STATEMENTS OF CASH FLOWS

             SIX MONTHS ENDED FEBRUARY 1, 1998 AND JANUARY 26, 1997

                                 (000 OMITTED)

                                  (UNAUDITED)

                                                           SIX MONTHS ENDED
                                                        -----------------------
                                                        FEBRUARY 1, JANUARY 26,
                                                           1998        1997
                                                        ----------- -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings...........................................  $ 34,311    $ 29,515
Non-cash charges to net earnings
  Cumulative effect of accounting change...............       600
  Restructuring charge.................................                12,634
  Depreciation and amortization........................    23,059      20,232
  Deferred income taxes................................       627         941
  Other, net...........................................       756         427
Changes in working capital
  Accounts receivable..................................   (50,159)    (38,020)
  Inventories..........................................       368       1,673
  Other current assets and liabilities.................   (56,369)    (27,153)
                                                         --------    --------
    Net cash (used in) provided by operating
     activities........................................   (46,807)        249
                                                         --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant assets..............................   (23,270)    (35,385)
Sales of plant assets..................................     4,635       1,058
Business acquired......................................    (6,350)
Other, net.............................................       146         249
                                                         --------    --------
    Net cash used in investing activities..............   (24,839)    (34,078)
                                                         --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term borrowings.....................      (234)       (319)
Short-term borrowings..................................    11,753
Repayments of short-term borrowings....................                   (23)
Net transactions with Campbell.........................    52,181      33,576
                                                         --------    --------
    Net cash provided by financing activities..........    63,700      33,234
                                                         --------    --------
Effect of exchange rate changes on cash................        (7)        (38)
                                                         --------    --------
    NET CHANGE IN CASH AND CASH EQUIVALENTS............    (7,953)       (633)
Cash and cash equivalents at beginning of six months...     9,409       5,553
                                                         --------    --------
CASH AND CASH EQUIVALENTS AT END OF SIX MONTHS.........  $  1,456    $  4,920
                                                         ========    ========

 The accompanying Notes to Combined Financial Statements on pages F-25 to F-27 are an integral part of the financial statements.

                        VLASIC FOODS INTERNATIONAL INC.

                   COMBINED STATEMENTS OF SHAREOWNER'S EQUITY

             SIX MONTHS ENDED FEBRUARY 1, 1998 AND JANUARY 26, 1997

                                 (000 OMITTED)

                                  (UNAUDITED)

                                                          CUMULATIVE
                                              CAMPBELL    TRANSLATION
                                           NET INVESTMENT ADJUSTMENTS  TOTAL
                                           -------------- ----------- --------
SHAREOWNER'S EQUITY, JULY 28, 1996........    $659,057       $ 809    $659,866
First six months 1997 net earnings........      29,515                  29,515
Translation adjustments...................                    (384)       (384)
Net transactions with Campbell............      33,576                  33,576
                                              --------       -----    --------
SHAREOWNER'S EQUITY, JANUARY 26, 1997.....    $722,148       $ 425    $722,573
                                              ========       =====    ========
SHAREOWNER'S EQUITY, AUGUST 3, 1997.......    $633,168       $(870)   $632,298
First six months 1998 net earnings........      34,311                  34,311
Translation adjustments...................                     598         598
Net transactions with Campbell............      52,181                  52,181
                                              --------       -----    --------
SHAREOWNER'S EQUITY, FEBRUARY 1, 1998.....    $719,660       $(272)   $719,388
                                              ========       =====    ========

 The accompanying Notes to Combined Financial Statements on pages F-25 to F-27 are an integral part of the financial statements.

                        VLASIC FOODS INTERNATIONAL INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                                 (000 OMITTED)

                                  (UNAUDITED)

1. ADJUSTMENTS

  The combined financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair presentation of the results for the indicated periods. Except for the Cumulative Effect of Change in Accounting Principle discussed in Note 2, all such adjustments are of a normal recurring nature.

2. CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE

  In the second quarter of fiscal 1998, the company adopted the provisions of the Emerging Issues Task Force (EITF) consensus resulting on Issue 97-13, "Accounting for Costs Incurred in Connection with a Consulting Contract that Combines Business Process Reengineering and Information Technology Transformation." The EITF, a sub-committee of the Financial Accounting Standards Board, reached a consensus that costs of business process reengineering activities that are part of a systems development project are to be expensed as incurred. Furthermore, the consensus ruling stipulates that the unamortized balance of such previously capitalized business process reengineering costs are to be written off as a cumulative effect of accounting change as of the beginning of the quarter which includes November 20, 1997. The company previously capitalized certain consulting costs related to the purchase and implementation of software for internal use. The cumulative effect of this change in accounting principle is $600, net of an income tax benefit of approximately $370.

3. ACQUISITION

  During the second quarter of 1998, Vlasic acquired the trademark and certain equipment for the SAFRA canned spreadable meats business in Argentina for $6,350. The acquisition was accounted for as a purchase transaction and operations are included in the financial statements from the date of acquisition. The trademark will be amortized over the period of expected benefit -- 40 years. Pro forma financial information would not have a material effect on Vlasic's net sales or net earnings in 1998. The allocation of the purchase price to assets acquired and liabilities assumed was based upon fair value estimates as follows:

         Fixed Assets...................................... $  500
         Intangibles (trademark)...........................  5,850
                                                            ------
           TOTAL........................................... $6,350
                                                            ======

                        VLASIC FOODS INTERNATIONAL INC.

                                 (000 OMITTED)

                                  (UNAUDITED)


4. SEGMENT INFORMATION

  See note 3 to the Combined Financial Statements on Pages F-8 to F-10 for a description of the segments.

                                SECOND QUARTERS ENDED     SIX MONTHS ENDED
                               ----------------------- -----------------------
                               FEBRUARY 1, JANUARY 26, FEBRUARY 1, JANUARY 26,
                                  1998        1997        1998        1997
                               ----------- ----------- ----------- -----------
   Net Sales
     Frozen Foods.............  $161,939    $160,508    $319,593    $319,189
     Grocery Products.........   122,088     137,698     224,283     250,134
     Agricultural Products....    93,811      88,917     185,480     186,146
     Eliminations.............    (2,521)     (2,263)     (6,187)     (5,293)
                                --------    --------    --------    --------
       Total..................  $375,317    $384,860    $723,169    $750,176
                                ========    ========    ========    ========
   Earnings Before Interest
    and Taxes
     Frozen Foods.............  $ 19,336    $ 14,847    $ 38,138    $ 27,130
     Grocery Products.........    14,101      13,324      19,087      12,122
     Agricultural Products....    (1,430)      1,800        (690)      4,281
                                --------    --------    --------    --------
       Total..................  $ 32,007    $ 29,971    $ 56,535    $ 43,533
                                ========    ========    ========    ========

                                                           FEBRUARY 1, AUGUST 3,
                                                              1998       1997
                                                           ----------- ---------
   Total Assets
     Frozen Foods.........................................  $286,456   $259,132
     Grocery Products.....................................   356,489    369,922
     Agricultural Products................................   294,142    266,054
                                                            --------   --------
       Total..............................................  $937,087   $895,108
                                                            ========   ========

5. INVENTORIES

                                                          FEBRUARY 1, AUGUST 3,
                                                             1998       1997
                                                          ----------- ---------
   Raw materials, containers and supplies................  $ 61,099   $ 54,828
   Finished products.....................................   119,365    129,088
                                                           --------   --------
                                                            180,464    183,916
   Less: Adjustment to LIFO basis........................   (16,775)   (20,064)
                                                           --------   --------
     Total...............................................  $163,689   $163,852
                                                           ========   ========

6. RESTRUCTURING PROGRAM

  A special charge of $12,634 ($7,757 after tax) was recorded in the first quarter of 1997 to cover the costs of a restructuring program. The restructuring program was designed to improve operational efficiency by closing various pickle facilities and reducing approximately 50 administrative and operational positions from the worldwide workforce.

                        VLASIC FOODS INTERNATIONAL INC.

                                 (000 OMITTED)

                                  (UNAUDITED)


  The restructuring charge included approximately $4,643 in cash charges primarily related to severance and employee benefit costs. The balance of the restructuring charge, amounting to $7,991, related to non-cash charges for losses on the disposition of plant assets. The program is now substantially completed.

  A summary of the original reserves and activity through November 2, 1997 follows:

                                       LOSS ON    SEVERANCE
                                        ASSET        AND
                                     DISPOSITIONS BENEFITS   OTHER    TOTAL
                                     ------------ --------- -------  -------
   Original reserves and Balance
    October 27, 1996................   $ 7,991     $ 3,253  $ 1,390  $12,634
   Second quarter fiscal 1997
    activity........................                  (252)             (252)
                                       -------     -------  -------  -------
   Balance January 26, 1997.........     7,991       3,001    1,390   12,382
   Remainder fiscal 1997 activity...    (2,467)        (81)       0   (2,548)
                                       -------     -------  -------  -------
   Balance August 3, 1997...........     5,524       2,920    1,390    9,834
   First quarter fiscal 1998
    activity........................    (5,524)     (2,920)  (1,390)  (9,834)
                                       -------     -------  -------  -------
   Balance November 2, 1997.........   $     0     $     0  $     0  $     0
                                       =======     =======  =======  =======

7. OTHER (INCOME) EXPENSE

                                 THREE MONTHS ENDED       SIX MONTHS ENDED
                               ----------------------- -----------------------
                               FEBRUARY 1, JANUARY 26, FEBRUARY 1, JANUARY 26,
                                  1998        1997        1998        1997
                               ----------- ----------- ----------- -----------
   Gain on fire insurance
    settlement................   $    0      $    0      $(3,357)    $    0
   Campbell stock price
    related incentive
    programs..................      961       1,391        2,038      2,348
   Amortization of intangible
    and other assets..........      685         703        1,351      1,375
   Other, net.................     (294)        174         (123)       239
                                 ------      ------      -------     ------
     Total....................   $1,352      $2,268      $   (91)    $3,962
                                 ======      ======      =======     ======

                                 EXHIBIT INDEX

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
   2.1   Form of Separation and Distribution Agreement between Campbell Soup
          Company and Vlasic Foods International Inc.
   3.1   Form of Certificate of Incorporation of Vlasic Foods International
          Inc., to be in effect upon the effectiveness of the Spin-Off
   3.2   Form of Bylaws of Vlasic Foods International Inc., to be in effect upon the effectiveness of the
          Spin-Off
   9.1   Major Stockholders' Voting Agreement dated June 2, 1990 among Dorrance
          H. Hamilton, Charles H. Mott and John A. van Beuren, as Voting
          Trustees, and certain related persons
  10.1   Form of Transition Services Agreement between Campbell Soup Company and Vlasic Foods International Inc.
  10.2   Form of Benefits Sharing Agreement between Campbell Soup Company and
          Vlasic Foods International Inc.
  10.3   Form of Swanson Trademark License Agreement between Campbell Soup
          Company and Vlasic Foods International Inc.
  10.4   Form of Technology Sharing Agreement between Campbell Soup Company and
          Vlasic Foods International Inc.
  10.5   Form of Tax Sharing and Indemnification Agreement between Campbell
          Soup Company and Vlasic Foods International Inc. and certain of its subsidiaries
  10.6   Credit Agreement dated February 20, 1998 among Campbell Soup Company and The Chase Manhattan Bank and Morgan Guaranty Trust Company of New
          York, as Agents, to be assigned to and assumed by Vlasic Foods
          International Inc. upon the effectiveness of the Spin-Off
  10.7   Personal Choice Plan
  10.8   Deferred Compensation Plan
  10.9   1998 Long-Term Incentive Plan
  10.10  Annual Incentive Plan
  10.11  Director Compensation Plan
  21     Subsidiaries of Vlasic Foods International Inc.
  27     Selected Financial Data Schedule